Exhibit 2.1

EXECUTION VERSION

PURCHASE AND SALE AGREEMENT

BY AND BETWEEN

BUCKEYE PARTNERS, L.P.

AND

HESS CORPORATION

DATED OCTOBER 9, 2013

i

EXHIBITS

Exhibit A:	Form of Access Easement
Exhibit B:	Tank Bottom Inventory Count Policies and Procedures
Exhibit C:	Closing Purchased St. Lucia Hydrocarbon Inventory Value Policies and Procedures
Exhibit D:	Target Closing St. Lucia Working Capital Calculation
Exhibit E:	Known Pre-Closing Environmental Liabilities
Exhibit F:	Form of Partnership Interest Transfer Document
Exhibit G:	Form of Port Reading Demolition Access Easement
Exhibit H:	Form of Throughput and Storage Agreements
Exhibit I:	Allocation of Tank Bottoms
Exhibit J:	Hess LLC Interest Transfer Instrument
Exhibit K-1:	St. Lucia Financial Statements
Exhibit K-2:	Combined Historical Summary
Exhibit L:	Form of Transition Services Agreement
Exhibit M:	Form of Environmental Release
Exhibit N:	Collective Bargaining Agreements That Will Not Be Assumed
Exhibit O:	Additional Collective Bargaining Agreements That Will Not Be Assumed

PURCHASE AND SALE AGREEMENT

This PURCHASE AND SALE AGREEMENT (this “Agreement”) is dated October 9, 2013 by and between Buckeye Partners, L.P., (“Purchaser”), a limited partnership organized under the Laws of the State of Delaware, and Hess Corporation, a corporation organized under the Laws of the State of Delaware (“Seller”).

W I T N E S S E T H:

WHEREAS, Seller is engaged, directly or indirectly, in the Terminal Operations, as this and other capitalized terms used in this Agreement are defined in Section 1.1; and

WHEREAS, Purchaser desires to purchase and Seller desires to sell or cause to be sold to Purchaser, on the terms and subject to the conditions of this Agreement, certain assets and certain liabilities of Seller and its Subsidiaries as specified in this Agreement (including the Conveyed Entities as described below) (such purchase, the “Purchase”).

NOW, THEREFORE, in consideration of the premises and of the mutual covenants, representations, warranties and agreements herein contained, the parties, intending to be legally bound, agree as follows:

ARTICLE I

DEFINITIONS; CONSTRUCTION

1.1          Defined Terms.  When used in this Agreement, the following terms shall have the respective meanings specified therefor below:

“Access Easement” shall mean the applicable access easement for the relevant jurisdiction in which the subject terminal is located, in the forms attached hereto as Exhibit A.

“Affected Employee” shall mean each (a) Business Employee who shall accept an offer of employment by Purchaser or any of its Affiliates prior to the Closing Date and works for Purchaser or any of its Affiliates for at least one (1) day on or after the Closing Date and (b) employee of any Conveyed Entity as of the Closing Date.

“Affiliate” of any Person shall mean any other Person directly or indirectly controlling, controlled by, or under common control with, such Person; provided, that for the purposes of this definition, “control” (including, with correlative meanings, the terms “controlled by” and “under common control with”), as used with respect to any Person, shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities, by Contract or otherwise; provided, further, that Hovensa shall not be considered an Affiliate of Seller or any of its Subsidiaries for purposes of this Agreement.

“Antitrust Authorities” shall mean the Federal Trade Commission, the Antitrust Division of the United States Department of Justice, the attorneys general of the several states of the United States and any other Governmental Entity having jurisdiction with respect to the transactions contemplated hereby pursuant to applicable Antitrust Laws.

“Antitrust Filings” shall mean all required filings under the HSR Act and all required filings under other applicable Antitrust Laws required in order to consummate the transactions contemplated by this Agreement.

“Antitrust Laws” shall mean the Sherman Act, 15 U.S.C. §§ 1-7, as amended; the Clayton Act, 15 U.S.C. §§ 12-27, 29 U.S.C. §§ 52-53, as amended; the HSR Act; the Federal Trade Commission Act, 15 U.S.C. § 41-58, as amended; and all other Laws and Orders that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization, restraint of trade, or lessening of competition through merger or acquisition.

“Assumed Contracts” shall mean, subject to Section 2.6, (a) all Contracts set forth in Section 1.1(a) of the Seller Disclosure Letter, (b) all Contracts to which any of the Conveyed Entities is a party or by which any of their respective assets or properties are subject or bound, (c) the Real Property Leases, (d) the Collective Bargaining Agreements except for those Collective Bargaining Agreements listed on Exhibit N and Exhibit O, and (e) the Syracuse TOA; provided, that “Assumed Contracts” shall not include any Contract that will be fully performed or satisfied as of or prior to the Closing or those Collective Bargaining Agreements listed on Exhibit N and Exhibit O.

“Available Tank” shall mean each tank at any Terminal that (a) is out of service as of the Closing or (b) is not leased to a third party or used by Seller and is available to be leased at any time during the Removal Period.

“Available Tank Substances” shall mean substances contained in Available Tanks.

“Business Day” shall mean any day except a Saturday, a Sunday or any other day on which commercial banks are required or authorized to close in New York, New York.

“Business Employee” shall mean any individual (a) who, as of the Closing, is (or in the case of clause (iii) below, is scheduled to become) an employee of any Conveyed Entity, (b) who, as of the Closing, is (or in the case of clause (iii) below, is scheduled to become) an employee of Seller or any of its Subsidiaries (other than any of the Conveyed Entities) and works exclusively at any of the Terminals or (c) is listed in Section 1.1(b) of the Seller Disclosure Letter, in the case of (b) or (c), which individual either (i) shall have been employed by Seller or its applicable Subsidiary and at work on the Closing Date, (ii) shall have been absent on the Closing Date due to (x) vacation, illness, short-term disability (including maternity disability) or workers’ compensation, (y) authorized leave of absence such as parental, family or medical or (z) military leave or other leave where return to work is subject to statutory requirements or (iii) shall have received and accepted an offer of employment from Seller or any of its Subsidiaries in the ordinary course of business and not in violation of this Agreement on or prior to the Closing Date, but shall have not yet commenced work as of the Closing Date.

“CERCLA” shall mean the Comprehensive Environmental Response, Compensation and Liability Act of 1980, 42 U.S.C. §9601 et seq., as amended, and the rules and regulations promulgated thereunder.

“Closing Purchased St. Lucia Hydrocarbon Inventory Value” shall mean the value of the Purchased St. Lucia Hydrocarbon Inventory as of the Closing Date as determined in accordance with the procedures set forth in Exhibit C.

“Closing St. Lucia Working Capital” shall mean the Current Assets of the Conveyed Entities less the Current Liabilities of the Conveyed Entities as of the Closing Date as determined in accordance with the policies and procedures set forth in Exhibit D.

“Closing St. Lucia Working Capital Adjustment” shall mean the amount, as finally determined in accordance with Section 3.2(b) or Section 3.2(c), as applicable (which may be expressed as a negative number), equal to the Closing St. Lucia Working Capital, less the Target Closing St. Lucia Working Capital.

“Code” shall mean the United States Internal Revenue Code of 1986, as amended, and the regulations promulgated and the rulings issued thereunder, as they apply solely in the United States.

“Collective Bargaining Agreements” shall mean the collective bargaining and similar agreements set forth in Section 1.1(c) of the Seller Disclosure Letter.

“Confidentiality Agreement” shall mean that certain Confidentiality Agreement by and between Seller and Purchaser, dated June 7, 2013.

“Contract” shall mean any note, bond, mortgage, indenture, guaranty, license, franchise, permit, agreement, contract, commitment, lease, purchase order, or other instrument or obligation, and any amendments thereto.

“Conveyed Entities” shall mean each of Hess LLC, HOSLLP and the Conveyed St. Lucia Subsidiaries.

“Conveyed Entity Plan” shall mean an Employee Benefit Plan that is sponsored and maintained by any of the Conveyed Entities and that provides benefits exclusively for employees of the Conveyed Entities.

“Conveyed St. Lucia Subsidiaries” shall mean (a) HOSLL, (b) Cul de Sac Agencies, Limited, (c) Fisher Hess St. Lucia Limited and (d) St. Lucia International Petrol Company Limited, each of which is a direct or indirect wholly-owned Subsidiary of HOSLLP.

“CT Transfer Act” shall mean the Property Transfer Law, Connecticut General Statutes Section 22a-134, et seq., as the same may from time to time be amended, and the rules, regulations, policies and guidance promulgated thereunder, and any Environmental Law that supplements or replaces any of the foregoing in the future.

“Current Assets of the Conveyed Entities” shall mean the consolidated current assets of the Conveyed Entities (including Tax assets, but excluding deferred Tax assets, cash, cash equivalents, and the St. Lucia Hydrocarbon Inventory), calculated in accordance with GAAP.

“Current Liabilities of the Conveyed Entities” shall mean the consolidated current liabilities (including Tax Liabilities other than deferred Tax Liabilities and other than Liabilities from Transfer Taxes payable by Seller pursuant to this Agreement) of the Conveyed Entities, calculated in accordance with GAAP.

“Deductible” shall mean $8,500,000.

“East Coast Hydrocarbon Inventory” shall mean all hydrocarbon and petroleum product inventories (including crude oil, diesel fuel, heating oil, bunker fuel, condensates, biodiesels and mixtures thereof) (a) owned by Seller or any of its Subsidiaries (other than any Conveyed Entity) or (b) which Seller or any of its Subsidiaries (other than any Conveyed Entity) has contracted for or committed to purchase.

“East Coast Tank Bottoms” shall mean the tank bottoms, heels and line fill at any Terminal other than the St. Lucia Terminal.

“Environmental Deductible” shall mean $8,500,000.

“Environmental Law” shall mean any Law, Order or other requirement of Law that relates to (a) the protection of the environment (including natural resource restoration and natural resource damages) or of human health or safety (to the extent human health or safety relates to exposure to Hazardous Materials) or (b) the presence, Release, threatened Release, generation, recycling, disposal or treatment of Hazardous Materials, or the arrangement for any such activities.

“Equity Interests” of any Person shall mean the shares, membership interests, partnership interests or other equity interests, as applicable, of such Person.

“Estimated Closing St. Lucia Working Capital Adjustment” shall mean the amount (which may be expressed as a negative number) equal to the Estimated Closing St. Lucia Working Capital, less the Target Closing St. Lucia Working Capital.

“Files and Records” shall mean the files, documents, books and other records, including customer, vendor, supplier, contractor and service provider lists, records generated from completed or active transactions (including billing, payment and dispute histories, credit information and similar data), business, financial records and correspondence, safety and health records, reports, drawings, specifications, process instructions, operations manuals or procedures, training and operator qualification records, regulatory required pipeline and tank operations, maintenance and inspection records, and personnel records (but, with respect to personnel records, only those relating to Affected Employees), in each case, of Seller or any of its Subsidiaries, which are located at the Terminals or at the premises of Seller or its Subsidiaries (and not at any off-site storage facility) and which relate exclusively to the Terminal Operations; provided, that Files and Records shall not include any information which, if transferred to

Purchaser or its Affiliates, would violate applicable Law or any confidentiality or other agreement or obligation or be reasonably likely to cause the waiver of any attorney/client or similar privilege.

“GAAP” shall mean generally accepted accounting principles of the United States of America consistently applied, as in effect from time to time.

“Governmental Entity” shall mean any United States or non-United States federal, state, territory, provincial or local court, arbitral tribunal, administrative agency or commission or other governmental or regulatory agency or authority or any securities exchange.

“Hazardous Material” shall mean any waste or other substance that is listed, defined, designated, or classified as, or otherwise determined to be, hazardous, extremely hazardous, toxic or radioactive, or a pollutant or a contaminant under or pursuant to any Law, Order or requirement of Law, including any admixture or solution thereof, and specifically including petroleum and all derivatives thereof or synthetic substitutes therefor and asbestos or asbestos-containing materials.

“Hess LLC” shall mean Hess LLC of St. Lucia, a limited liability company organized under the Laws of the State of Delaware.

“Hess LLC Interest” shall mean the one (1) membership interest of Hess LLC owned by HOSLH LP, comprising 100% of the outstanding Equity Interests of Hess LLC.

“HOSLH LP” shall mean Hess Oil St. Lucia Holdings, L.P., an exempted limited partnership registered under the Laws of the Cayman Islands and a wholly-owned indirect Subsidiary of Seller.

“HOSLL” shall mean Hess Oil St. Lucia Limited, a limited company organized under the Laws of St. Lucia.

“HOSLLP” shall mean Hess Oil St. Lucia Limited Partnership, an exempted limited partnership registered under the Laws of the Cayman Islands.

“HOSLLP GP Interest” shall mean the one (1) general partnership interest of HOSLLP owned by Hess LLC, which, together with the HOSLLP LP Interests, constitute 100% of the outstanding Equity Interests of HOSLLP.

“HOSLLP LP Interests” shall mean the 10,000 class A limited partnership interests and 10,000 class B limited partnership interests of HOSLLP owned by HOSLH LP, which, together with the HOSLLP GP Interest, constitute 100% of the outstanding Equity Interests of HOSLLP.

“Hovensa” shall mean HOVENSA L.L.C., a limited liability company organized under the Laws of the U.S. Virgin Islands.

“HSR Act” shall mean the Hart-Scott-Rodino Antitrust Improvements Act of 1976, 15 U.S.C. § 18a et seq., as amended, and the rules and regulations promulgated thereunder.

“Improvements” shall mean, with respect to any Terminal, any and all buildings, structures, fixtures or other improvements owned by or leased to Seller or any of its Subsidiaries (or in which Seller has an undivided fifty percent (50%) interest as tenant-in-common by virtue of its ownership of the Syracuse Interest) that are attached or affixed to such Terminal, including process units, aboveground and underground piping and storage tanks, canopies, signage, terminals, fixtures, pumps and appurtenances, control houses, office buildings, laboratory facilities, warehouses and other similar facilities.

“Information Technology” shall mean all computers, computer systems, servers, workstations, databases and software programs.

“Initial Purchase Price” shall mean an amount equal to (a) $850,000,000, plus (b) the Estimated Closing St. Lucia Working Capital Adjustment, plus (c) the Estimated Closing Purchased St. Lucia Hydrocarbon Inventory Value.

“Intellectual Property” shall mean (a) patents and patent applications, (b) trademarks, service marks, trade dress, and all registrations and applications for the same, (c) Internet domain names, (d) registered and unregistered copyrights and applications for the same and (e) trade secrets.

“Inventory Results Date” shall mean the date on which Seller or any of its Subsidiaries shall have received the Purchased St. Lucia Hydrocarbon Inventory Report.

“IRS” shall mean the United States Internal Revenue Service.

“ISRA” shall mean the New Jersey Industrial Site Recovery Act, N.J.S.A. 13:1K-6 et seq., as the same may from time to time be amended, the rules, regulations, policies and guidance promulgated thereunder, and any Environmental Law that supplements or replaces any of the foregoing in the future.

“Known Pre-Closing Environmental Liabilities” shall mean those Liabilities arising prior to Closing under any Environmental Law in connection with the Terminal Operations as set forth in Exhibit E, other than the Excluded Liabilities.

“Law” shall mean any statute, law, ordinance, policy, rule or regulation of any Governmental Entity and all judicial interpretations thereof and any common law doctrine.

“Liabilities” shall mean any and all indebtedness, Taxes, claims, liabilities and obligations, whether accrued or fixed, known or unknown, absolute or contingent, matured or unmatured or determined or determinable.

“Liens” shall mean any liens, security interests, claims, easements, mortgages, charges, indentures, deeds of trust, rights of way, encroachments, or any other encumbrances and other restrictions or limitations on ownership or use of real or personal property or irregularities in title thereto.

“Loss” or “Losses” shall mean, without duplication, any and all judgments, awards, losses, costs or damages, including reasonable attorneys’ fees and expenses.

“Material Adverse Effect” shall mean any material adverse effect on the business, financial condition or results of operations of the Terminal Operations, taken as a whole; provided, that no effect resulting from any of the following shall constitute a Material Adverse Effect or be considered in determining whether a Material Adverse Effect has occurred:

(a)                           general economic, business or political conditions;

(b)           conditions or changes in the securities markets, credit markets, currency markets or other financial markets generally, whether in the United States or any other country or region in the world, including (i) interest rates in the United States or any other country or region in the world and exchange rates for the currencies of any countries and (ii) any suspension of trading in securities (whether equity, debt, derivative or hybrid securities) generally on any securities exchange or over-the-counter market operating in the United States or any other country or region in the world;

(c)                           any changes or developments in applicable Laws or interpretations thereof by any Governmental Entity or accounting rules (or interpretations thereof);

(d)           changes or developments affecting generally the hydrocarbon industry (including marketing, transportation, terminaling, trading costs and margins, and crude oil refined products and other commodity prices);

(e)                           the announcement of this Agreement and the transactions contemplated hereby or any communication by Purchaser of its plans or intentions with respect to the Terminal Operations or any portion thereof;

(f)                            the pendency or consummation of the transactions contemplated by this Agreement or any actions or inactions by Purchaser or Seller or any of their respective Subsidiaries taken or omitted in accordance with this Agreement;

(g)           political conditions in the United States or any other country or region in the world or any natural or man-made disaster or any acts of terrorism, sabotage, military action or war (whether or not declared) or any escalation or worsening thereof;

(h)           any change in the market price or trading volume of Seller’s securities or the credit rating of Seller or its Subsidiaries or any of their obligations;

(i)                            any failure by Seller or the Terminal Operations (or any portion thereof) to meet any published analyst estimates or expectations of revenue, earnings or other financial performance or results of operations of all or any portion of the Terminal Operations for any period, or any failure to meet internal or published projections, budgets, plans or forecasts of revenues, earnings or other financial performance or results of operations of all or any portion of the Terminal Operations for any period; provided, however, that any underlying events or conditions causing such failure may otherwise constitute a Material Adverse Effect;

(j)                            any action taken or not taken at the request of, or with the written consent or waiver of, Purchaser;

(k)           any matter disclosed in the Seller Disclosure Letter to the extent such disclosure makes reasonably apparent on the face of such disclosure the fact that such matter could reasonably be expected to result in a Material Adverse Effect;

(l)            any matter disclosed in the SEC Reports to the extent such disclosure makes reasonably apparent on the face of such disclosure the fact that such matter could reasonably be expected to result in a Material Adverse Effect, including Seller’s exit from its downstream business, including retail, the energy marketing business, and energy trading;

(m)                          any Casualty Loss; or

(n)           any strikes, lockouts, work stoppages or slowdowns, pickets, boycotts, unfair labor practice charges, labor disputes, or grievances involving any of the Business Employees subject to a Collective Bargaining Agreement listed on Exhibit N or Exhibit O;

provided, that with respect to clauses (a) and (d), to the extent that such effects do not have a materially disproportionate impact on the Terminal Operations, taken as a whole, relative to other companies in the industries in which the Terminal Operations are operated.

“Most Cost-Effective Manner” shall mean a Remedial Action based upon (a) the least stringent clean-up standards that, based on the use classification (industrial, commercial or residential) of a Terminal, as of the Closing Date, are allowed under applicable Environmental Law and (b) the least-costly methods that are allowed under applicable Environmental Law and that are approved by or otherwise acceptable to applicable Governmental Entities to achieve such standards, including the use of engineering and institutional controls to eliminate or minimize exposure pathways, and may also include, in Seller’s discretion, any other Remedial Action that is allowed under applicable Environmental Law; provided, that Most Cost-Effective Manner shall not (i) include any engineering or institutional controls that unreasonably interfere with the current use of a Terminal or (ii) preclude the construction of future improvements at a Terminal without Purchaser’s written approval, which shall not be unreasonably withheld.

“MTBE Litigation and Claims” shall mean (a) the matters set forth in Section 1.1(d) of the Seller Disclosure Letter and (b) all similar litigation and claims (whether existing as of the date hereof or arising following the date hereof) arising out of the actual or alleged contamination of drinking water supplies with Methyl Tertiary Butyl Ether from hydrocarbon and petroleum product inventory stored at any Terminal at or prior to the Closing.

“Notification and Report Form” shall mean a Notification and Report Form required to be filed under the HSR Act with respect to the Purchase with the Antitrust Division of the Department of Justice and the Federal Trade Commission.

“NPL” shall mean the National Priorities List compiled pursuant to CERCLA.

“Order” shall mean any judgment, order, injunction, decree, writ, permit or license of any Governmental Entity or any arbitrator.

“ORVR Upgrade Liabilities” shall mean the Liabilities with respect to the installation of upgraded vapor recovery systems (Stage II Onboard Refueling Vapor Recovery (ORVR) compatible systems) at retail gasoline stations pursuant to the Alternative VOC Control Plan for the Pennsauken, New Jersey terminal and the Port Reading Terminal (assuming that the Alternative VOC Control Plan for the Pennsauken, New Jersey terminal and the Port Reading Terminal is approved by the New Jersey Department of Environmental Protection and the United States Environmental Protection Agency).

“OSRO” shall mean Oil Spill Response Organization.

“Overlap Period” shall mean any taxable year or other taxable period beginning before and ending on or after the Closing Date.

“Partnership Interest Transfer Document” shall mean the documentation required to consummate the transfer of the HOSLLP LP Interests pursuant to the Laws of the Cayman Islands, in the form attached hereto as Exhibit F.

“Parts Inventory” shall mean the maintenance and capital spares, joints, valves, parts and tools owned by Seller or one of its Subsidiaries as of the Closing and located as of the Closing at any of the Terminals and held for use exclusively in connection with the Terminal Operations.

“Permitted Liens” shall mean (a) statutory Liens or other Liens arising in the ordinary course of business (including by operation of law) securing payments not yet due, including mechanics’, carriers’, workmen’s, repairmen’s and materialmens’ Liens, (b) Liens for Taxes not yet due and payable or which are being contested in good faith and by appropriate proceedings, (c) Liens set forth in Section 1.1(e) of the Seller Disclosure Letter, (d) with respect to real property, (i) zoning, building code or planning restrictions or regulations, servitudes, permits, licenses, surface leases, ground leases to utilities, municipal agreements, railway siding agreements and other similar rights, easements for streets, alleys, highways, telephone lines, gas pipelines, power lines and railways, and other easements and rights of way of public record on, over or affecting any such real property, (ii) conditions, covenants, restrictions or other Liens of public record affecting any such real property, (iii) encroachments and other matters that would be shown in an accurate survey or physical inspection of such real property and (iv) Liens in favor of the lessors or lessees, as applicable, under the Real Property Leases or encumbering the interests of the lessors or lessees thereunder, as applicable (other than the interests of Seller or any of its Subsidiaries (but excluding any other Permitted Liens hereunder)), provided that no such Liens described in this clause (d) shall materially interfere with the use of any Terminal as used by Seller in the Terminal Operations, or, individually or in the aggregate, have a Material Adverse Effect, (e) licenses granted in any Intellectual Property or Information Technology and any Lien or other restriction on use arising under the terms of any Contract concerning Intellectual Property or Information Technology to which the Seller or a Subsidiary of Seller is a party, and all restrictions on the transfer or ownership of Intellectual Property arising as a matter of Law, (f) Liens arising under the Syracuse TOA, (g) any Liens created by this Agreement or connected with the transactions contemplated hereby (including the Port Reading Demolition Access Easement, the Access Easements, and the Environmental Release) or created by the actions of Purchaser or its Affiliates and (h) any other Liens that do not materially interfere with the use of any Terminal as used by Seller in the Terminal Operations, and that, individually or in the aggregate, have not had and would not reasonably be expected to have a Material Adverse Effect; provided, however, that no mortgages, deeds of trust, judgments, Liens for Taxes (other than Liens for Taxes described in clause (b) of this definition) or similar Liens encumbering any Owned Real Property (and/or Improvements thereon) or Seller’s or its Subsidiary’s interest in any Real Property Lease shall be deemed or considered a Permitted Lien to the extent not released at or prior to the Closing unless (i) such Liens are normally insured over pursuant to owner’s title insurance policies issued to purchasers by reputable title insurance companies for transactions similar to the transactions contemplated by this Agreement and (ii) Seller has fully performed its obligations under Section 6.3(o) including delivery of customary title affidavits and indemnities.

“Person” shall mean and include an individual, a partnership, a limited partnership, a limited liability partnership, a joint venture, a corporation, a limited liability company, an association, a trust, an unincorporated organization, a group and a Governmental Entity.

“Personal Property” shall mean the tangible personal property, including machinery, equipment, tools, supplies, furniture, furnishings, and other fixed assets owned or leased by Seller or any of its Subsidiaries (or in which Seller or any of its Subsidiaries has an undivided fifty percent (50%) interest as tenant-in-common by virtue of Seller’s ownership of the Syracuse Interest) as of the Closing and located at any Terminal as of the Closing and used exclusively in the Terminal Operations.

“Port Reading Consent Decree” shall mean the Consent Decree entered into in the case United States, et al. v. Hess Corp., No. 2:12-CV-02335-DMC-MF (U.S.D.C. for the Dist. of New Jersey) concerning the Port Reading Terminal.

“Port Reading Demolition Access Easement” shall mean the Port Reading demolition access easement in the form attached hereto as Exhibit G.

“Port Reading Refinery” shall mean the former refinery complex owned by Seller or one of its Subsidiaries that comprises part of the Port Reading Terminal, which former refinery complex is in the process of being reintegrated by Seller for use in the Terminal Operations.

“Port Reading Terminal” shall mean the Terminal located in Port Reading, New Jersey, including the Port Reading Refinery.

“Post-Closing Period” shall mean all taxable years or other taxable periods that begin on or after the Closing Date and, with respect to any taxable year or other taxable period beginning before and ending on or after the Closing Date, the portion of such taxable year or period beginning on the Closing Date.

“Pre-Closing Asbestos Liabilities” shall mean Liabilities arising or alleged to arise from exposure of any Third Party (including for this purpose any individual, whether or not such individual is an Affiliate of Purchaser) to asbestos or asbestos-containing material in connection with the Terminal Operations before the Closing Date.

“Pre-Closing Period” shall mean all taxable years or other taxable periods that end before the Closing Date and, with respect to any taxable year or other taxable period beginning before and ending on or after the Closing Date, the portion of such taxable year or period ending before the Closing Date.

“Purchase Price Adjustment” shall mean an amount (which may be expressed as a negative number) equal to the sum of (a) the Closing St. Lucia Working Capital Adjustment, less the Estimated Closing St. Lucia Working Capital Adjustment and (b) the Closing Purchased St. Lucia Hydrocarbon Inventory Value, less the Estimated Closing Purchased St. Lucia Hydrocarbon Inventory Value.

“Qualifying Loss” shall mean any individual Loss or any group of Losses related to the same claim or incident, in each case in excess of $250,000.

“Reimburseable Costs and Expenses” shall mean all costs and/or expenses of Purchaser or any of its Affiliates to be reimbursed, indemnified, or otherwise paid by Seller or any of its Affiliates pursuant to any provision of this Agreement (other than Article VIII, the provisions of which shall govern with respect to indemnification pursuant thereto) or any other instrument or agreement to be executed and delivered as contemplated hereby.

“Release” shall mean the disposing, discharging, injecting, spilling, leaking, pumping, leaching, dumping, emitting, escaping or emptying into or upon any air, soil, sediment, subsurface strata, surface water or groundwater.

“Remedial Action” shall mean any action to investigate, clean up, remove or remediate, or conduct remedial or corrective actions, including sampling and/or monitoring activities, with respect to Hazardous Materials in the environment.

“Remediation Completion Date” shall mean the date that a Governmental Entity with jurisdiction over a Remedial Action to address a Known Pre-Closing Environmental Liability or an Unknown Pre-Closing Environmental Liability issues a written notice indicating that no further action, other than operation and maintenance of institutional or engineered controls or long-term groundwater monitoring or reporting, is required, notwithstanding any reservations by such Governmental Entity in such notice with respect to potential further Remedial Action in the event of future contingencies; provided, that with respect to a site undergoing investigation or remediation under ISRA or the CT Transfer Act, it shall also mean the date that the Governmental Entity with jurisdiction over such matter, or a licensed site remediation professional or licensed environmental professional, acting in place or on behalf of such Governmental Entity, issues such “no further action” notice, remediation in progress waiver, response action outcome, or equivalent notice under applicable Law, notwithstanding any reservations in such notice with respect to potential further Remedial Action in the event of future contingencies.  For the avoidance of doubt, a written notice from a Governmental Entity directing that long-term groundwater monitoring to establish that natural attenuation is occurring or similar investigations or other actions to demonstrate that a Remedial Action should be approved as a final Governmental Entity determination in the future shall not be considered “a written notice indicating that no further action, other than operation and maintenance of institutional or engineered controls or long-term groundwater monitoring or reporting, is required” for purposes of determining that a Remediation Completion Date has occurred.

“Reopener Remedial Action Liabilities” shall mean Liabilities arising from Remedial Action other than operation and maintenance of institutional or engineered controls or long-term groundwater monitoring or reporting that is required by a Governmental Entity with jurisdiction over a Remedial Action to address a Known Pre-Closing Environmental Liability or an Unknown Pre-Closing Environmental Liability after a Remediation Completion Date because of an actual or alleged failure of the Remedial Action undertaken by Seller to satisfactorily address such Known Pre-Closing Environmental Liability or an Unknown Pre-Closing Environmental Liability.

“Representatives” of any Person shall mean such Person’s directors, managers, officers, employees, agents, attorneys, consultants, advisors or other Persons acting on behalf of such Person.

“Retained St. Lucia Tank Bottoms” shall mean the tank bottoms, heels and line fill at the St. Lucia Terminal as of or at any time prior to the Closing Date (other than any such tank bottoms, heels and line fill included in the Purchased St. Lucia Hydrocarbon Inventory).

“Returns” shall mean returns, statements, forms and reports for Taxes.

“SEC” shall mean the United States Securities and Exchange Commission.

“SEC Reports” shall mean all forms, reports, statements, certifications and other documents, together with all exhibits, amendments and supplements thereto, in each case, to the extent filed or furnished by Seller with the SEC.

“Securities Act” shall mean the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

“Seller’s Operating Protocols” shall mean Seller and its Subsidiaries’ operating protocols with respect to the Terminals, including Seller’s facility security plan, Seller’s facility response plan and Seller’s USCG facility operations manual.

“St. Lucia Hydrocarbon Inventory” shall mean all hydrocarbon and petroleum product inventories (including crude oil, diesel fuel, heating oil, bunker fuel, condensates, biodiesels and mixtures thereof) and tank bottoms, heels, and line fill owned by any of the Conveyed St. Lucia Subsidiaries as of or at any time prior to the Closing Date.

“St. Lucia Terminal” shall mean the Terminal located in St. Lucia.

“Subsidiary”, with respect to any Person, shall mean (a) any corporation more than fifty percent (50%) of the stock of any class or classes of which having by the terms thereof ordinary voting power to elect a majority of the directors of such corporation (irrespective of whether or not at the time stock of any class or classes of such corporation shall have or might have voting power by reason of the happening of any contingency) is owned by such Person directly or indirectly through one or more subsidiaries of such Person and (b) any partnership, association, joint venture, limited liability company or other entity in which such Person directly or indirectly through one or more subsidiaries of such Person has more than a fifty percent (50%) equity interest; provided, that Hovensa shall not be considered a Subsidiary of Seller or any of its Subsidiaries for purposes of this Agreement.

“Syracuse Interest” shall mean Seller’s undivided fifty percent (50%) interest as tenant-in-common in the Syracuse Terminal as set forth in that certain Terminal Purchase and Sale Agreement between Mobil Pipe Line Company and Amerada Hess Corporation, dated November 24, 1997.

“Syracuse Terminal” shall mean the Terminal located in Van Buren, New York.

“Syracuse TOA” shall mean that certain Terminal Operating Agreement, dated November 24, 1997, as amended from time to time, by and between Seller (f/k/a Amerada Hess Corporation) and Sunoco Partners Marketing & Terminals L.P. (as assignee of Mobil Pipe Line Company).

“Target Closing St. Lucia Working Capital” shall mean $8,200,000 as calculated in accordance with Exhibit D.

“Taxes” shall mean all taxes, assessments, charges, duties, fees, levies or other governmental charges imposed by a taxing authority, including all United States federal, state, territory, local, foreign and other income, franchise, profits, gross receipts, capital gains, capital stock, transfer, sales, use, value added, occupation, property, excise, severance, windfall profits, stamp, license, payroll, social security, withholding and other taxes, assessments, charges, duties, fees, levies or other governmental charges imposed by a taxing authority of any kind whatsoever (whether payable directly or by withholding and whether or not requiring the filing of a Return), all estimated taxes, deficiency assessments, additions to tax, penalties and interest, and, for the avoidance of doubt, all charges, fees and taxes imposed by the government of St. Lucia from which the Conveyed St. Lucia Subsidiaries are not exempt pursuant to the Tax Concession Agreement dated June 21, 1977, as amended as of July 24, 2007, between HOSLL and The Government of the State of St. Lucia and the Cabinet of Ministers for St. Lucia (and without further amendment).

“Terminal Operations” shall mean the business of Seller and its Subsidiaries of (a) owning and operating the Terminals, (b) performing the Assumed Contracts and (c) selling gasoline and distillate to wholesale customers through the Terminals.

“Terminals” shall mean the petroleum products terminals set forth in Section 1.1(f) of the Seller Disclosure Letter, including all Owned Real Property and Improvements thereon, together with, to the extent transferrable, all easements, appurtenances, rights and leases, and other hereditaments appurtenant to such terminals and all the estates and rights of Seller and its Subsidiaries in and to such terminals (including such estates and rights in which Seller has an undivided fifty percent (50%) interest as tenant-in-common by virtue of its ownership of the Syracuse Interest) and, to the extent transferrable, all other easements, rights of way, and similar rights with respect to real property used exclusively in connection with such Terminals.

“Third Party” shall mean any Person other than Seller, any of Seller’s Subsidiaries, Purchaser, or any Affiliate thereof.

“Throughput and Storage Agreements” shall mean each agreement in the applicable form attached hereto as Exhibit H pursuant to which, as applicable, Purchaser shall provide storage facilities for refined petroleum products to Seller and its Subsidiaries and/or provide fee-based throughput to Seller and its Subsidiaries, in connection with the operation by Seller and its Subsidiaries of their respective businesses other than the Terminal Operations following the Closing Date.

“Unknown Pre-Closing Environmental Liabilities” shall mean all Liabilities arising prior to Closing under any Environmental Law in connection with the Terminal Operations, other than (a) Known Pre-Closing Environmental Liabilities, (b) ongoing operational, compliance and maintenance Liabilities under the Port Reading Consent Decree, as it may be amended or modified, (c) ongoing operational, compliance, construction, acquisition and maintenance Liabilities associated with doming of tanks and secondary containment impermeability upgrades at Terminals in New Jersey and (d) Excluded Liabilities.

“USCG” shall mean the United States Coast Guard.

1.2          Additional Defined Terms.  In addition to the terms defined in Section 1.1, additional defined terms used herein shall have the respective meanings assigned thereto in the Sections indicated below.

Defined Term	Section

Acquisition Financials	6.24
Additional Pay	6.8(a)
Affected Assets	6.12
Agreed Claims	8.6(e)
Agreement	Preamble
Allocation	3.3
Appraisal Value	6.12(b)(iii)
Arbitrator	3.2(c)(i)
Assumed Liabilities	2.3
Bifurcated Purchase Price	2.7(b)
Business Permits	2.1(e)
Carved-Out Assets	2.7(b)
Carved-Out Assets and Liabilities	2.7(b)
Casualty Loss	6.12
CCCL	10.11(c)
Claim Certificate	8.6(a)
Closing	3.4(a)

Closing Date	3.4(a)
Closing Statement	3.2(a)
COBRA	6.8(f)
Collateral Source	8.5(a)
Combined Historical Summary	4.17(b)
Comparable Position	6.8(a)
Consent Decree Modification	6.3(m)
Conveyance Documents	3.4(b)(iii)
Conveyed Entity Contracts	4.6
Covered Assets and Persons	6.13(a)
Disputed Amounts	3.2(c)
Divestiture	6.3(e)
Employee Benefit Plans	4.9(a)
End Date	9.1(b)(ii)
Environmental Losses	8.8(b)
Environmental Release	8.8(b)
ERISA	4.9(a)
Estimated Closing Purchased St. Lucia Hydrocarbon Inventory Value	3.1(a)
Estimated Closing St. Lucia Working Capital	3.1(a)
Estimated Closing Statement	3.1(a)
Excluded Assets	2.2
Excluded Liabilities	2.4
Field Inspector	6.21(a)
Final Purchase Price	3.2(d)
Final Purchase Price Adjustment	3.2(d)
Hess Foundation Parcel	6.23(b)
Indemnified Party	8.6(a)
Indemnifying Party	8.6(a)
Knowledge of Purchaser	1.5
Knowledge of Seller	1.5
Leftover Product	6.21(c)
Notice of Objection	3.2(b)
Owned Real Property	4.5(a)
Permits	4.15
Port Reading Decommissioning	6.19
Purchase	Recitals
Purchased Assets	2.1
Purchased St. Lucia Hydrocarbon Inventory	2.1(j)
Purchased St. Lucia Hydrocarbon Inventory Count	3.1(c)
Purchased St. Lucia Hydrocarbon Inventory Report	3.1(c)
Purchaser	Preamble
Purchaser Disclosure Letter	Article V

Purchaser Indemnitees	8.2
Purchaser Savings Plan	6.8(c)
Real Property Leases	4.5(b)
Reduction Amount	6.12(a)
Releasee	8.10
Releasor	8.10
Removal Period	6.21(b)
Seller	Preamble
Seller 401(k) Plan	6.8(c)
Seller Corporate Policies	6.13(a)
Seller Disclosure Letter	Article IV
Seller Indemnitees	8.3
Seller’s Marks	6.16
Seller’s Proposed Calculations	3.2(a)
Seller Vacation Policy	6.8(d)
St. Lucia Field Inspector	3.1(c)
St. Lucia Financial Statements	4.17(a)
Tank Bottom Inventory Count	6.21(a)
Tank Bottom Inventory Report	6.21(a)
Third-Party Claim	8.7(a)
Transfer Taxes	6.10(a)
Transition Services Agreement	6.11
Union Plan	4.9(e)
Update Schedule	6.6(a)
WARN	6.9

1.3          Construction.  In this Agreement, unless the context otherwise requires:

(a)           references to “writing” or comparable expressions include a reference to facsimile transmission or comparable means of communication (including electronic mail; provided, that the sender complies with the provisions of Section 10.3);

(b)           the phrases “delivered” or “made available” shall mean that the information referred to has been physically or electronically delivered to the relevant parties (including, in the case of “made available” to Purchaser, material that has been posted, retained and thereby made available to Purchaser through the on-line “virtual data room” established by Seller);

(c)           words expressed in the singular number shall include the plural and vice versa; words expressed in the masculine shall include the feminine and neuter gender and vice versa;

(d)           references to Articles, Sections, Sections of the Seller Disclosure Letter, Sections of the Purchaser Disclosure Letter, Exhibits, the Preamble and Recitals are references to articles, sections, exhibits, the preamble and recitals of this Agreement, and the disclosure letters delivered with respect to this Agreement, and the descriptive headings of the several Articles and Sections of this Agreement, the Seller Disclosure Letter and the Purchaser

Disclosure Letter (as applicable) are inserted for convenience only, do not constitute a part of this Agreement and shall not affect in any way the meaning or interpretation of this Agreement;

(e)           references to “day” or “days” are to calendar days;

(f)            the words “hereof”, “herein”, “hereto” and “hereunder”, and words of similar import, shall refer to this Agreement as a whole and not to any provision of this Agreement;

(g)           this “Agreement” or any other agreement or document shall be construed as a reference to this Agreement or, as the case may be, such other agreement or document as the same may have been, or may from time to time be, amended, varied, novated or supplemented;

(h)           “include”, “includes”, and “including” are deemed to be followed by “without limitation” whether or not they are in fact followed by such words or words of similar import;

(i)            references to “Dollars”, “dollars” or “$”, without more are to the lawful currency of United States of America; and

(j)            references to HOSLH LP or HOSLLP owning any assets are references to the general partner of such Person holding such assets in trust on behalf of such Person and references to HOSLH LP or HOSLLP taking any action are references to such Person acting through its general partner.

1.4          Exhibits and the Disclosure Letters.  The Exhibits, the Seller Disclosure Letter and the Purchaser Disclosure Letter are incorporated into and form an integral part of this Agreement.

1.5          Knowledge.  When any representation, warranty, covenant or agreement contained in this Agreement is expressly qualified by reference to the “Knowledge of Seller” or words of similar import, it shall mean the actual knowledge of the individuals set forth in Section 1.5 of the Seller Disclosure Letter, without inquiry or investigation.  When any representation, warranty, covenant or agreement contained in this Agreement is expressly qualified by reference to the “Knowledge of Purchaser” or words of similar import, it shall mean the actual knowledge of the individuals set forth in Section 1.5 of the Purchaser Disclosure Letter, without inquiry or investigation.

ARTICLE II

SALE OF ASSETS AND ASSUMPTION OF LIABILITIES

2.1          Sale of Purchased Assets.  On the terms and subject to the conditions of this Agreement, including as set forth in Section 2.6, Purchaser agrees to purchase from Seller or its Subsidiaries, and Seller agrees to sell, convey, transfer, assign and deliver, or cause to be sold, conveyed, transferred, assigned and delivered, to Purchaser, at the Closing, all the right, title and interest of Seller and its Subsidiaries (other than the Conveyed Entities) in and to the Purchased

Assets, free and clear of any Liens of any kind whatsoever except Permitted Liens.  The “Purchased Assets” shall mean the following assets (other than any such assets specifically excluded pursuant to Section 2.2):

(a)           the Terminals, including the assets set forth on Section 2.1(a) of the Seller Disclosure Letter;

(b)           the Personal Property (other than Intellectual Property and Information Technology) and the Parts Inventory;

(c)           the Files and Records, whether in hard copy or electronic format, except that, with respect to Files and Records which Seller or any of its Subsidiaries is required by Law or Order to retain, Purchased Assets shall include copies of such Files and Records to the extent permitted by Law (and, with respect to any personnel records which Seller or any of its Subsidiaries is required to retain, copies of such personnel records to the extent permitted by Law);

(d)           all Information Technology used exclusively in connection with the Terminals or physically present at the Terminals;

(e)           to the extent legally transferable, all Permits owned, utilized, held or maintained by or licensed to Seller or any of its Subsidiaries exclusively in connection with the Terminal Operations (the “Business Permits”);

(f)            all of Seller’s and its Subsidiaries’ right, title and interest in each Assumed Contract (other than any Assumed Contract which has expired in accordance with its terms prior to the Closing Date);

(g)           all claims, causes of action, choses in action and rights of recovery (at any time or in any manner arising or existing, whether choate or inchoate, known or unknown, contingent or non-contingent) arising from or relating to the Assumed Liabilities or, to the extent arising out of facts or circumstances occurring on or after the Closing Date, the Purchased Assets, and all rights under all warranties, representations and guarantees made by Third Party suppliers of products, materials or equipment, or components thereof, that are included in the other Purchased Assets;

(h)           the Hess LLC Interest and the HOSLLP LP Interests and, thereby, the Conveyed Entities, including corporate minute books, stock books and related organizational documents of the Conveyed Entities; and

(i)            all diesel and gasoline inventories (including diesel and gasoline tank bottoms, heel and line fill) owned by any of the Conveyed St. Lucia Subsidiaries as of the Closing Date (the “Purchased St. Lucia Hydrocarbon Inventory”).

2.2          Excluded Assets.  Notwithstanding anything herein to the contrary, the Purchased Assets shall not include any of the following assets, whether owned by, held by or relating to Seller or any of its Subsidiaries (collectively, the “Excluded Assets”); provided, that the assets described in clauses (b), (c), (f), (h), (j), (k) and (m) – (p) of this Section 2.2 that are owned by any Conveyed Entity shall be transferred together with such Conveyed Entity and shall not be Excluded Assets:

(a)           cash, certificates of deposit and other cash equivalents (except as otherwise provided in Section 6.12);

(b)           all rights of Seller or any of its Subsidiaries in any real property other than Owned Real Property and real property subject to a Real Property Lease;

(c)           all personal property, equipment and inventory not included in the Purchased Assets;

(d)           rights under the Contracts to which Seller or any of its Subsidiaries is a party which are not Assumed Contracts;

(e)           all rights to the names “Hess” and “Hess Oil” and related trademarks, service marks, trade dress, domain names and other indicia of origin and any other indicia of origin that is confusingly similar to the foregoing, subject to Seller’s agreement to allow for the continued use of any of the foregoing on a transitional basis pursuant to Section 6.16;

(f)            general books of account and books of original entry that comprise Seller’s or its Subsidiaries’ or Affiliates’ permanent Tax records, corporate minute books, stock books and related organizational documents and the Files and Records that Seller and its Subsidiaries are required to retain pursuant to any Law or Order and the Files and Records related exclusively to the Excluded Assets or Excluded Liabilities, except as set forth in Section 2.1(c);

(g)           all claims for refund or credit of Taxes and other Governmental Entity charges of whatever nature that are attributable to the period prior to the Closing Date, except to the extent included in the Closing St. Lucia Working Capital;

(h)           all Intellectual Property;

(i)            Seller’s or any of its Subsidiaries’ claims against Purchaser with respect to the Purchase (including under this Agreement) or relating to the Excluded Assets or the Excluded Liabilities or otherwise;

(j)            all Information Technology not specified in Section 2.1(d), including any Information Technology assets and Contracts for the use of software and hardware and related Contracts with software and hardware vendors used by or for Seller or any of its Subsidiaries with respect to business units other than the Terminal Operations, subject to Seller’s agreement to allow for the continued use of any of the foregoing on a transitional basis pursuant to Section 6.16;

(k)           all current and prior insurance policies and all rights of any nature with respect thereto, including all insurance recoveries thereunder and rights to assert claims with respect to any such insurance recoveries, except as otherwise provided in Section 6.12;

(l)            all claims, defenses and rights of offset or counterclaim (at any time or in any manner arising or existing, whether choate or inchoate, known or unknown, contingent or non-contingent) relating to any of the Excluded Liabilities;

(m)          the accounts receivable and pre-paid assets of the Terminal Operations;

(n)           sales literature, promotional literature, and other selling and advertising materials used in connection with the Terminal Operations, in each case whether in hard copy or electronic format;

(o)           all assets of Seller and its Subsidiaries not used exclusively in connection with the Terminal Operations to the extent not otherwise included in the Purchased Assets;

(p)           the North Jersey Public Service Pipeline;

(q)           any interests in the Syracuse Terminal and assets relating to the Syracuse Terminal, in each case owned by any Third Party;

(r)            the East Coast Hydrocarbon Inventory, the East Coast Tank Bottoms and the St. Lucia Hydrocarbon Inventory (other than the Purchased St. Lucia Hydrocarbon Inventory);

(s)            all Improvements, Personal Property, Parts Inventory, Information Technology and other assets that are subject to the Port Reading Decommissioning and any materials generated by the Port Reading Decommissioning;

(t)            all toy trucks and related inventory which is located at any Terminal; and

(u)           all emissions allowances or credits associated with the closing of the Port Reading Refinery.

2.3          Assumption of Liabilities.  On the terms and subject to the conditions of this Agreement, including Section 2.6, and except for the Excluded Liabilities set forth in Section 2.4 and as otherwise provided in Section 6.8, Section 6.10 or Article VIII, Purchaser agrees, effective at the Closing, to assume and shall agree to pay, perform and discharge when due, all Liabilities (whether known or unknown, fixed, absolute, matured, unmatured, accrued or contingent, now existing or arising after the date hereof) (collectively, the “Assumed Liabilities”) of (a) the Conveyed Entities and (b) Seller and/or its Subsidiaries arising out of the operation or conduct of the Terminal Operations (including Liabilities in respect of which Seller has an undivided fifty percent (50%) interest as tenant-in-common by virtue of its ownership of the Syracuse Interest) including, but not limited to, the following:

(i)            all Liabilities with respect to the Purchased Assets (including all (x) ongoing operational, compliance and maintenance Liabilities under the Port Reading Consent Decree, as it may be amended or modified and (y) ongoing operational, compliance, construction, acquisition and maintenance Liabilities associated with doming of tanks and secondary containment impermeability upgrades at Terminals in New Jersey), other than ORVR Upgrade Liabilities and Taxes for which Seller is responsible pursuant to Section 6.10 and/or Section 8.2(d);

(ii)           all Liabilities relating to Affected Employees, arising on or after the Closing Date, except as otherwise expressly provided in Section 6.8; and

(iii)          all Liabilities of Seller or any of its Subsidiaries under the Permitted Liens relating to the Terminal Operations (other than Liens described in clause (b) of the definition of “Permitted Liens”).

2.4          Excluded Liabilities.  Notwithstanding anything contained herein to the contrary, except as otherwise provided in Section 6.10 or Article VIII, Purchaser shall not assume, or cause to be assumed, or be deemed to have assumed or caused to have assumed or be liable or responsible for any of the following Liabilities of Seller and/or its Subsidiaries (other than any such Liabilities of the Conveyed Entities) (collectively, the “Excluded Liabilities”):

(a)           all Liabilities relating to employees of Seller and its Subsidiaries, including but not limited to all Liabilities arising under the Employee Benefit Plans, arising prior to the Closing Date and any Liabilities expressly retained by Seller pursuant to Section 6.8;

(b)           any Liabilities arising out of the Excluded Assets;

(c)           any Liabilities arising out of or relating to this Agreement for which Seller has responsibility pursuant to the terms of this Agreement;

(d)           any Liabilities arising out of or relating to any Contract which is not an Assumed Contract;

(e)           any Liabilities, including any Liabilities under any Environmental Law, arising out of or relating to any real property at any time owned, leased, occupied or controlled by Seller or any of its Subsidiaries which is not Owned Real Property or subject to a Real Property Lease;

(f)            any Liabilities under any Environmental Law arising out of or relating to facts or circumstances which existed or occurred in connection with the Terminal Operations prior to the Closing (i) at any real property other than (x) Owned Real Property, (y) real property subject to a Real Property Lease or (z) real property adjacent to Owned Real Property or real property subject to a Real Property Lease where Hazardous Materials are or are alleged to have migrated from Owned Real Property or real property subject to a Real Property Lease, or (ii) at any real property listed on the NPL as of the Closing  (including, but not limited to, all units of the Diamond Alkali Superfund Site in or near Newark, New Jersey and the Gowanus Canal Superfund Site in Brooklyn, New York), regardless of whether such real property is or is adjacent to any Owned Real Property or real property subject to a Real Property Lease;

(g)           ORVR Upgrade Liabilities;

(h)           Pre-Closing Asbestos Liabilities;

(i)            any Liabilities arising out of the ownership or operation of the Terminal Operations prior to the Closing with respect to the matters set forth in Section 4.7 of the Seller Disclosure Letter; and

(j)            Liabilities arising out of MTBE Litigation and Claims.

2.5          Transfer of Purchased Assets and Assumed Liabilities.  Purchaser shall be entitled to designate, no later than five (5) Business Days prior to the Closing, one or more wholly owned Subsidiaries of Purchaser to receive any of the Purchased Assets; provided, however, that any such designation shall not relieve Purchaser of any of its obligations or Liabilities under this Agreement.  The Purchased Assets shall be sold, conveyed, transferred, assigned and delivered to Purchaser or its designee, free and clear of all Liens except for Permitted Liens, and the Assumed Liabilities shall be assumed by Purchaser, pursuant to transfer and assumption documentation as shall be necessary to effect the sale, conveyance, transfer and assignment of the Purchased Assets and an assumption of the Assumed Liabilities in the jurisdictions in which such transfers are to be made, which documents and instruments shall be executed (on the terms and subject to the conditions hereof) at the Closing by Seller and Purchaser or its designee.  Section 2.5 of the Seller Disclosure Letter lists the conveyance, transfer, assignment and assumption documents to be executed, delivered or filed at the Closing in connection with the transfer of the Purchased Assets in each such jurisdiction.

2.6          Required Consents. (a) Purchaser acknowledges that certain consents to the transactions contemplated by this Agreement may be required from Third Parties or Governmental Entities, and that such consents have not been and may not be obtained.  From and after the date hereof, the parties hereto shall have a continuing obligation to use their commercially reasonable efforts to cooperate with each other and to obtain promptly all authorizations, approvals, consents, negative clearances or waivers of Third Parties or, following the Closing, Governmental Entities as may be required to effect the transactions contemplated by this Agreement; provided, that neither Seller nor any of its Affiliates shall be required to repay any indebtedness for borrowed money, amend any Contract to increase the amount payable thereunder or otherwise to be materially more burdensome to Seller or any of its Affiliates, commence any litigation, offer or grant any accommodation (financial or otherwise) to any Third Party or Governmental Entity, pay any amount or bear any other incremental economic burden (other than of a de minimis nature) to obtain any such authorization, approval, consent, negative clearance or waiver; and provided, further, that no party hereto shall incur any expense that would be payable by any other party hereto without the consent of such other party.  Purchaser agrees that neither Seller nor any of its Affiliates shall have any Liability whatsoever arising out of or relating to the failure to obtain any consents that may have been or may be required in connection with the transactions contemplated by this Agreement or because of the default under, or acceleration or termination of, any Assumed Contract, Permit or other Purchased Asset, as a result thereof.  Purchaser further agrees that no representation, warranty or covenant of Seller contained herein shall be breached or deemed breached, and, no condition to Purchaser’s obligations to close the transactions contemplated by this Agreement shall be deemed not satisfied as a result of (i) the failure to obtain any such consent or as a result of any such default, acceleration or termination or (ii) any lawsuit, action, claim or investigation commenced or threatened by or on behalf of any Person arising out of or relating to the failure to obtain any consent or any such default, acceleration or termination.

(b)           Notwithstanding anything to the contrary contained in this Agreement, to the extent that the sale, conveyance, transfer, assignment or delivery or attempted sale, conveyance, transfer, assignment or delivery to Purchaser of any Purchased Asset is prohibited by any applicable Law or would require any Third Party or any Governmental Entity’s authorization, approval, consent, negative clearance or waiver and such authorization, approval, consent, negative clearance or waiver shall not have been obtained prior to the Closing, this Agreement shall not constitute a sale, conveyance, transfer, assignment or delivery, or an attempted sale, conveyance, transfer, assignment or delivery of such Purchased Asset.  Seller and Purchaser shall, and shall cause their respective Affiliates to, cooperate with each other in any commercially reasonable and economically feasible arrangement to provide that Purchaser shall receive the interest of Seller or its Affiliates in the benefits under such Purchased Asset and shall be responsible for the liabilities of Seller under, and the obligations of Seller with respect to, the Assumed Liabilities.  Following the Closing, the obligations of the parties hereto to seek any authorizations, approvals, consents, negative clearances or waivers as set forth in Section 2.6(a) shall continue, and, upon obtaining the requisite authorization, approval, consent, negative clearance or waiver, Seller shall promptly convey, transfer, assign and deliver, or cause to be conveyed, transferred, assigned and delivered, such Purchased Asset to Purchaser hereunder.

2.7          Bifurcation of Purchase Agreement.

(a)     The purpose of this Section 2.7 is to expedite the Closing by December 31, 2013 of the majority of the Transaction if that is practical and to expedite the Closing of the remainder of the Transaction as soon as it is thereafter practical.

(b)     If, at any time during the HSR waiting period, Seller reasonably believes, based on the parties’ interactions with, and information received from, Antitrust Authorities and consultation with the Purchaser, that the Closing condition set forth in Section 7.1(b) will not be able to be satisfied prior to December 31, 2013 with respect to the purchase and sale of either or both of Seller’s Syracuse and Rochester Terminals, (but that all Closing conditions set forth in Article VII are likely to be satisfied or waived by December 31, 2013 with respect to all other Purchased Assets), then, notwithstanding anything in this Agreement to the contrary, unless prohibited by a Governmental Authority, (i) Seller may, acting reasonably and in good faith, to fulfil the purpose set forth in Section 2.7(a), by written notice to Purchaser, require that the parties enter into any amendments or other modifications to this Agreement, the Schedules and Exhibits attached hereto reasonably deemed necessary by the parties in order to reflect the exclusion of such Terminal(s) and all other Purchased Assets related thereto (the “Carved-Out Assets”) and all Assumed Liabilities related to such Carved-Out Assets (together with the Carved-Out Assets, the “Carved-Out Assets and Liabilities”) from this Agreement; and (ii) any amendment to this Agreement for the purpose of excluding Carved-Out Assets and Liabilities shall include a decrease in the Initial Purchase Price by the portion of the value of the Carved-Out Assets set forth in Section 2.7 of the Seller Disclosure Letter that is agreed by the parties to be allocable to such Carved-Out Assets (the “Bifurcated Purchase Price”).

(c)     As soon as necessary to satisfy the purpose set forth in Section 2.7 (a) and as soon as otherwise reasonably practicable following the execution of any amendment to this Agreement for the purpose of excluding Carved-Out Assets and Liabilities pursuant to

Section 2.7(a), the parties shall enter into a separate purchase agreement with respect to the Carved-Out Assets and Liabilities, which agreement shall be substantially in the form of this Agreement, including its Schedules and Exhibits, in each case as modified by the parties, acting reasonably and in good faith, to apply solely to the Carved-Out Assets and Liabilities. The purchase price for the Carved-Out Assets shall equal the Bifurcated Purchase Price.

ARTICLE III

PURCHASE PRICE

3.1          Purchase Price; Delivery of Funds. (a) At least three (3) Business Days, but not more than five (5) Business Days prior to the Closing Date, Seller shall prepare and deliver to Purchaser a statement (the “Estimated Closing Statement”) setting forth Seller’s good faith estimate of (i) the Closing St. Lucia Working Capital (the “Estimated Closing St. Lucia Working Capital”) and (ii) the Closing Purchased St. Lucia Hydrocarbon Inventory Value (the “Estimated Closing Purchased St. Lucia Hydrocarbon Inventory Value”), which statement shall quantify in reasonable detail the estimates of the items constituting such Estimated Closing St. Lucia Working Capital and such Estimated Closing Purchased St. Lucia Hydrocarbon Inventory Value, in each case calculated, to the extent practicable, in accordance with the terms of this Agreement and Exhibits C and  D, as applicable.  During the period after the delivery of the Estimated Closing Statement and prior to the Closing Date, Purchaser shall have an opportunity to review the Estimated Closing Statement and Seller shall cooperate with Purchaser in good faith to mutually agree upon the Estimated Closing Statement if Purchaser disputes any item proposed to be set forth on the Estimated Closing Statement; provided, that, if Seller and Purchaser are not able to reach mutual agreement prior to the Closing Date, the Estimated Closing Statement provided by Seller to Purchaser shall be binding for purposes of this Section 3.1, but not, for the avoidance of doubt, for purposes of Section 3.2.

(b)           At the Closing, Purchaser shall pay to Seller, in full consideration for the sale and transfer by Seller of the Purchased Assets (subject to the adjustments set forth in Section 3.2 and Section 6.17), the Initial Purchase Price, such payment to be made by wire transfer of immediately available funds to an account designated by Seller in writing to Purchaser at least three (3) Business Days prior to the Closing.

(c)           Commencing on the Closing Date, the volume and quality of the Purchased St. Lucia Hydrocarbon Inventory (the “Purchased St. Lucia Hydrocarbon Inventory Count”) shall be assessed by an independent inspector (the “St. Lucia Field Inspector”) appointed by Seller and Purchaser and mutually acceptable to both parties.  The Purchased St. Lucia Hydrocarbon Inventory Count shall be conducted in accordance with the procedures set forth in Exhibit C.  Seller and Purchaser shall be entitled, at their respective own expense, to have Representatives present for the Purchased St. Lucia Hydrocarbon Inventory Count so long as such Representatives do not interfere with the tasks or responsibilities of the St. Lucia Field Inspector.  The parties shall use their respective commercially reasonable efforts to cause the St. Lucia Field Inspector to issue a written report (the “Purchased St. Lucia Hydrocarbon Inventory Report”) to both Seller and Purchaser within five (5) days after the Closing Date setting forth the St. Lucia Field Inspector’s final determination of the volume and quality of Purchased St. Lucia Hydrocarbon Inventory as of the Closing Date.  The fees and expenses of the St. Lucia Field Inspector shall be borne fifty percent (50%) by Seller and fifty percent (50%) by Purchaser.

3.2          Post-Closing Adjustment. (a) Within thirty (30) days of the Inventory Results Date, Seller shall prepare and deliver to Purchaser a statement (the “Closing Statement”) setting forth Seller’s good faith calculations (“Seller’s Proposed Calculations”) of (i) the Closing St. Lucia Working Capital, (ii) the Closing Purchased St. Lucia Hydrocarbon Inventory Value based on the Purchased St. Lucia Hydrocarbon Inventory Report and (iii) the Closing St. Lucia Working Capital Adjustment and the Purchase Price Adjustment based on such amounts.  The Closing St. Lucia Working Capital shall be prepared in accordance with the policies and procedures for determining Target Closing St. Lucia Working Capital as set forth in Exhibit D. The Closing Purchased St. Lucia Hydrocarbon Inventory Value shall be prepared in accordance with the procedures set forth in Exhibit C. After the Closing Date and until the Final Purchase Price has been finally determined, Purchaser shall provide Seller and its Representatives with reasonable access, during normal business hours, to the Conveyed Entities’ auditors and accounting and other personnel and to the books and records of the Conveyed Entities, as the case may be, and any other document or information reasonably requested by Seller, and necessary in order to allow Seller and its Representatives to prepare Seller’s Proposed Calculations.

(b)           If Purchaser does not object to Seller’s Proposed Calculations by written notice of objection (the “Notice of Objection”) delivered to Seller within thirty (30) days after Purchaser’s receipt of Seller’s Proposed Calculations, the calculation of the Closing St. Lucia Working Capital Adjustment and the Purchase Price Adjustment pursuant to Seller’s Proposed Calculations shall be deemed final and binding.  A Notice of Objection under this Section 3.2(b) shall set forth in reasonable detail Purchaser’s alternative calculations of (i) the Closing St. Lucia Working Capital, (ii) the Closing Purchased St. Lucia Hydrocarbon Inventory Value and (iii) the Closing St. Lucia Working Capital Adjustment and the Purchase Price Adjustment, in each case calculated based on such amounts.

(c)           If Purchaser delivers a Notice of Objection to Seller within the thirty (30) day period referred to in Section 3.2(b), then any element of Seller’s Proposed Calculations that is not in dispute on the date such Notice of Objection is given shall be treated as final and binding and any dispute (all such amounts, the “Disputed Amounts”) shall be resolved as set forth in this Section 3.2(c):

(i)            Seller and Purchaser shall promptly endeavor in good faith to resolve the Disputed Amounts listed in the Notice of Objection.  If a written agreement determining the Disputed Amounts has not been reached within ten (10) Business Days (or such longer period as may be agreed by Seller and Purchaser) after the date of receipt by Seller of the Notice of Objection, the resolution of such Disputed Amounts shall be submitted to an independent accounting firm mutually acceptable to Purchaser and Seller (the “Arbitrator”).

(ii)           Seller and Purchaser shall use their commercially reasonable efforts to cause the Arbitrator to render a decision in accordance with this Section 3.2(c) along with a statement of reasons therefor within thirty (30) days of the submission of the Disputed Amounts, or a reasonable time thereafter, to the Arbitrator.  The decision of the Arbitrator shall be final and binding upon each party hereto and the decision of the Arbitrator shall constitute an arbitral award that is final, binding and non-appealable and upon which a judgment may be entered by a court having jurisdiction thereover.

(iii)          The Purchase Price Adjustment shall be calculated based on each element of Seller’s Proposed Calculations that is not in dispute and the final determination of the Arbitrator with respect to the Disputed Amounts and the Purchase Price Adjustment, as so calculated, shall be deemed to be final and binding.

(iv)          If Seller and Purchaser submit any Disputed Amounts to the Arbitrator for resolution, Seller and Purchaser shall each pay their own costs and expenses incurred under this Section 3.2(c).  Seller shall be responsible for that fraction of the fees and costs of the Arbitrator where (x) the numerator is the absolute value of the difference between Seller’s position with respect to the Purchase Price Adjustment and the Purchase Price Adjustment as calculated based on the Arbitrator’s final determination with respect to the Disputed Amounts and (y) the denominator is the absolute value of the difference between Seller’s position with respect to the Purchase Price Adjustment and Purchaser’s position with respect to the Purchase Price Adjustment, and Purchaser shall be responsible for the remainder of such fees and costs.

(v)           The Arbitrator shall act as an arbitrator to determine, based on the provisions of this Section 3.2(c), only the Disputed Amounts and the determination of each amount of the Disputed Amounts shall be made in accordance with the procedures set forth in Section 3.2(a).  The Arbitrator shall choose between the position of Seller or the position of Purchaser with respect to each Disputed Amount.

(d)           The term “Final Purchase Price Adjustment” shall mean the final and binding Purchase Price Adjustment calculated pursuant to Section 3.2(b) or 3.2(c), as the case may be.  The term “Final Purchase Price” shall mean the Initial Purchase Price, plus the absolute value of the Final Purchase Price Adjustment, if such amount is a positive number, or minus the absolute value of the Final Purchase Price Adjustment, if such amount is a negative number.  The Final Purchase Price Adjustment shall be treated as an adjustment to the purchase price for federal, state, territory, local and foreign income Tax purposes.

(i)            If the Final Purchase Price is greater than the Initial Purchase Price, then Purchaser shall pay to Seller for the account of Seller the difference between the Final Purchase Price and the Initial Purchase Price within three (3) Business Days of the determination of the Final Purchase Price, such amount to be paid by wire transfer of immediately available funds to an account designated by Seller in writing to Purchaser promptly after the final determination of the Final Purchase Price.

(ii)           If the Final Purchase Price is less than the Initial Purchase Price, then Seller shall pay to Purchaser for the account of Purchaser the difference between the Initial Purchase Price and the Final Purchase Price within three (3) Business Days of the determination of the Final Purchase Price, such amount to be paid by wire transfer of immediately available funds to an account designated by Purchaser in writing to Seller promptly after the determination of the Final Purchase Price.

3.3          Allocation of Purchase Price.  Seller and Purchaser shall use commercially reasonable efforts to agree to an allocation of the Initial Purchase Price, Assumed Liabilities, and any other items constituting consideration for applicable income Tax purposes (to the extent known at such time) among the Purchased Assets that complies with Section 1060 of the Code and the Treasury regulations promulgated thereunder as soon as commercially practicable (but in any event by the Closing Date (the “Allocation”)).  If Purchaser and Seller are unable to agree on an Allocation by the Closing Date, each of Purchaser and Seller shall use its own allocation of the Initial Purchase Price and the Final Purchase Price, as applicable.  If Seller and Purchaser reach an agreement with respect to the Allocation, (i) the parties shall use commercially reasonable efforts to update the Allocation in a manner consistent with Section 1060 of the Code following any adjustment to the Initial Purchase Price or the Final Purchase Price, as applicable, pursuant to this Agreement, and (ii) Seller and Purchaser shall, and shall cause their Affiliates to, report consistently with the Allocation in all Returns, including IRS Form 8594, which Purchaser and Seller shall timely file with the IRS, and neither Seller nor Purchaser shall take any position in any Return that is inconsistent with the Allocation, as adjusted, in each case, unless required to do so by a final determination as defined in Section 1313 of the Code. Each of Seller and Purchaser agree to promptly advise each other regarding the existence of any Tax audit, controversy or litigation related to the Allocation.

3.4          Closing; Closing Deliverables. (a) Subject to the satisfaction or waiver of all of the conditions set forth in Sections 7.1, 7.2 and 7.3, the closing of the Purchase (the “Closing”) shall take place at the offices of White & Case LLP, 1155 Avenue of the Americas, New York, New York, 10036-2787, as soon as practicable, but in any event within three (3) Business Days, after the last of the conditions set forth in Sections 7.1, 7.2 and 7.3 is satisfied or waived (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the fulfillment or waiver of those conditions), or at such other time, date or place as the parties hereto shall agree in writing.  Such date is herein referred to as the “Closing Date”.

(b)           At the Closing, Seller shall deliver or cause to be delivered to Purchaser:

(i)            a certificate signed by an authorized officer of Seller, dated as of the Closing Date, confirming the matters set forth in Sections 7.2(a) and 7.2(b);

(ii)           a non-foreign person affidavit from Seller, and each other transferor under this Agreement of Purchased Assets that constitute “U.S. Real Property” within the meaning of Section 897 of the Code, dated as of the Closing Date as required by Section 1445 of the Code;

(iii)          counterparts to the assignment, transfer and conveyance instruments listed in Section 2.5 of the Seller Disclosure Letter, duly executed by Seller or the appropriate Subsidiary of Seller (the “Conveyance Documents”);

(iv)          all affidavits, statements, declarations, forms and other documents and instruments required by applicable Law to transfer real property or interests in real property or to record deeds, assignments and other transfer documentation relating to real property or interests in real property, duly executed by Seller or the appropriate Subsidiary of Seller;

(v)           all Returns for Transfer Taxes required by Law to be delivered at or prior to the Closing, in each case duly executed by Seller or the appropriate Subsidiary of Seller;

(vi)          a counterpart to the Transition Services Agreement duly executed by Seller;

(vii)         counterparts to the Partnership Interest Transfer Document duly executed by Hess Oil St. Lucia Terminal Holdings Limited, in its capacity as general partner of HOSLH LP, and Hess LLC, in its capacity as general partner of HOSLLP;

(viii)        counterparts to the Access Easements and the Port Reading Demolition Access Easement duly executed by Seller;

(ix)          counterparts to the Environmental Releases duly executed by Seller;

(x)           counterparts to each Throughput and Storage Agreement substantially in the form attached to this Agreement duly executed by Seller; and

(xi)          a certificate representing the Hess LLC Interest, accompanied by a written instrument of transfer executed by HOSLH LP transferring the Hess LLC Interest to Purchaser in the form attached hereto as Exhibit J.

(c)           At the Closing, Purchaser shall deliver or cause to be delivered to Seller:

(i)            the Initial Purchase Price pursuant to Section 3.1(b);

(ii)           certificates signed by an authorized officer of Purchaser, dated as of the Closing Date, confirming the matters set forth in Sections 7.3(a) and 7.3(b);

(iii)          counterparts to the Conveyance Documents, duly executed by Purchaser or its applicable designee, to the extent such instruments require execution by Purchaser or its applicable designee;

(iv)          all affidavits, statements, declarations, forms and other documents and instruments required by applicable Law to transfer real property or interests in real property or to record deeds, assignments and other transfer documentation relating to real property or interests in real property, duly executed by Purchaser or its applicable designee;

(v)           counterparts to the Returns for Transfer Taxes required by Law to be delivered at or prior to the Closing, in each case duly executed by Purchaser or its applicable designee, to the extent such Returns require execution by Purchaser or its applicable designee;

(vi)          a counterpart to the Transition Services Agreement duly executed by Purchaser;

(vii)         a counterpart to the Partnership Interest Transfer Document duly executed by Purchaser;

(viii)        counterparts to the Access Easements and the Port Reading Demolition Access Easement duly executed by Purchaser;

(ix)          counterparts to the Environmental Releases duly executed by Purchaser; and

(x)           counterparts to each Throughput and Storage Agreement substantially in the form attached to this Agreement duly executed by Purchaser.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF SELLER

Except (a) as disclosed in the SEC Reports filed prior to the date hereof or (b) as set forth in the disclosure letter delivered by Seller to Purchaser (the “Seller Disclosure Letter”) concurrently with the execution of this Agreement (it being agreed that any matter disclosed pursuant to any section of the Seller Disclosure Letter shall be deemed disclosed for purposes of any other section of the Seller Disclosure Letter to the extent the applicability of the disclosure to such other section is reasonably apparent on the face of such disclosure), Seller hereby represents and warrants to Purchaser as follows:

4.1          Due Organization, Good Standing and Corporate Power.  Seller is duly organized, validly existing and in good standing under the Laws of the State of Delaware.  Seller and/or one or more of its Subsidiaries has all requisite corporate or similar power and authority to own, lease and operate the Terminal Operations as now being conducted.  Seller and/or one or more of its Subsidiaries is duly qualified or licensed to do business and is in good standing in each jurisdiction in which the Purchased Assets owned, leased or operated by Seller or such Subsidiary of Seller or the nature of the Terminal Operations makes such qualification necessary, except such jurisdictions where the failure to be so qualified or licensed and in good standing does not and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

4.2          Authorization; Noncontravention.  (a) Seller and its Subsidiaries have the requisite corporate, limited liability company, partnership or similar power and authority, as applicable, and have taken all corporate, limited liability company, partnership or similar action necessary to execute and deliver this Agreement and all other instruments and agreements to be delivered by Seller and its Subsidiaries as contemplated hereby and thereby, to perform their respective obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby.  The execution, delivery and performance by Seller and its Subsidiaries, as applicable, of this Agreement and all other instruments and agreements to be delivered by Seller and its Subsidiaries as contemplated hereby, the consummation by Seller and its Subsidiaries, as applicable, of the transactions contemplated hereby and thereby and the performance of their respective obligations hereunder and thereunder have been, and in the case of documents required to be delivered at the Closing will be, duly authorized and approved by all necessary corporate, limited liability company, partnership, stockholder, member, partner or other action.  This Agreement has been, and all other instruments and agreements to be executed and delivered by Seller and its Subsidiaries as contemplated hereby will be, duly executed and delivered by Seller and its Subsidiaries, as applicable.  Assuming that this Agreement and all such other instruments and agreements constitute valid and binding obligations of Purchaser and each other Person (other than Seller and its Subsidiaries) party thereto, this Agreement and all such other instruments and agreements constitute valid and binding obligations of Seller and its Subsidiaries, as applicable, enforceable against such Person in accordance with the terms thereof, except to the extent that such enforcement may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or other similar Laws affecting the enforcement of creditors’ rights generally and by general equitable principles (whether considered in a proceeding in equity or at law).

(b)           The execution and delivery of this Agreement and all other instruments and agreements to be delivered by Seller and its Subsidiaries as contemplated hereby do not, and the consummation of the transactions contemplated hereby and thereby will not (i) conflict with any of the provisions of the certificate of incorporation or by-laws or similar governance documents of Seller and its Subsidiaries, as applicable, in each case as amended to the date of this Agreement, (ii) subject to receipt of the consents, approvals, authorizations, declarations, filings and notices set forth in Section 4.2(b) and Section 4.3 of the Seller Disclosure Letter, conflict with or result in a breach of, or constitute a default under, any Assumed Contract or other instrument by which the Purchased Assets are bound or (iii) subject to (x) the applicable requirements of the HSR Act and any other applicable Antitrust Laws and (y) receipt of the consents, approvals, authorizations, declarations, filings and notices referred to in Section 4.3 of the Seller Disclosure Letter, contravene any Law or any Order applicable to Seller or its Subsidiaries or by which any of the Purchased Assets are bound, except, in the case of clauses (ii) and (iii) above, for such conflicts, breaches, defaults, consents, approvals, authorizations, declarations, filings or notices which have not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

4.3          Consents and Approvals.  Assuming all required Antitrust Filings are made and any waiting periods thereunder have been terminated or expired and any consents required thereunder have been obtained, except as set forth in Section 4.3 of the Seller Disclosure Letter, no consent of or filing with any Governmental Entity must be obtained or made by Seller or any of its Subsidiaries in connection with the execution and delivery of this Agreement by Seller or the consummation by Seller and its Subsidiaries of the transactions contemplated by this Agreement, except for any consents, approvals, authorizations or filings which have been obtained or made or, if not made or obtained, have not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

4.4          Absence of Certain Changes.  Since December 31, 2012, except as set forth in Section 4.4 of the Seller Disclosure Letter, (a) the Terminal Operations have been conducted in all material respects in the ordinary course and (b) there has not been any event, development, or occurrence which has had or, to the Knowledge of Seller, would reasonably be expected to have a Material Adverse Effect.

4.5          Real Property. (a)     Section 4.5(a) of the Seller Disclosure Letter contains an accurate and complete list of all real property owned in fee by Seller or any of its Subsidiaries comprising a portion of the Purchased Assets (the “Owned Real Property”), and includes the addresses, tax parcel numbers, legal descriptions, and, to the Knowledge of Seller, names of the record title holders thereof; provided, that Section 4.5(a) of the Seller Disclosure Letter does not include legal descriptions of the Owned Real Property with respect to the Terminals located in (i) Baltimore, Maryland, (ii) Pennsauken, New Jersey, (iii) Port Reading, New Jersey, or (iv) Newburgh, New York (Roseton), which legal descriptions shall be provided to Purchaser as soon as reasonably practicable, but in no event later than fifteen (15) Business Days prior to the Closing in accordance with Section 6.23(c);  provided, further, that the Hess Foundation Parcel is not currently owned by Seller or any of its Subsidiaries but will be transferred to Seller or one of its Subsidiaries prior to Closing in accordance with Section 6.23(b) and upon such transfer shall be included in Owned Real Property.  There are no other real properties owned by Seller or any of its Subsidiaries which are used exclusively in the Terminal Operations.  Seller or one of its Subsidiaries has good and valid fee simple title to the Owned Real Property, subject only to Permitted Liens.  To the Knowledge of Seller, no condemnation proceeding is pending or has been threatened with respect to any Owned Real Property which has had or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.  Seller and its Subsidiaries have exclusive possession of the Owned Real Property located in the United States and, to the Knowledge of Seller, located in St. Lucia, subject only to the rights of tenants under Real Property Leases and rights of Third Parties under any Permitted Liens.

(b)           Section 4.5(b) of the Seller Disclosure Letter contains an accurate and complete list of all real property leases and subleases to which Seller or any of its Subsidiaries is a party or in which Seller has an undivided fifty percent (50%) interest as tenant-in-common by virtue of its ownership of the Syracuse Interest (as lessee, sublessee, lessor or sublessor) relating to all or any portion of any Terminal (collectively, the “Real Property Leases”), and sets forth the role of Seller and each of its Subsidiaries party thereto.  True and correct copies of the Real Property Leases and all amendments, modifications, supplements and extensions thereof have been made available by Seller to Purchaser.  With respect to each Real Property Lease pursuant to which the Seller or its Subsidiary party thereto is a lessee or sublessee or in which Seller has an undivided fifty percent (50%) interest as tenant-in-common as lessee or sublessee by virtue of its ownership of the Syracuse Interest, Seller or such Subsidiary has valid leasehold interests (or a valid undivided fifty percent (50%) leasehold interest as tenant-in-common by virtue of Seller’s ownership of the Syracuse Interest, as applicable) in all leased real property described in such Real Property Lease, free and clear of any and all Liens, except for Permitted Liens and Liens which will be satisfied at or prior to the Closing.  To the Knowledge of Seller, no condemnation proceeding is pending with respect to any real property subject to a Real Property Lease which has had or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.  No party to any Real Property Lease has exercised any option or right to (i) terminate such Real Property Lease prior to the end of the term thereof, (ii) lease additional premises pursuant to such Real Property Lease, (iii) reduce or relocate the premises demised by such Real Property Lease or (iv) purchase any real property pursuant to such Real Property Lease.

(c)           Seller and its Subsidiaries are not in default under, or in breach of, any of the Permitted Liens, and to the Knowledge of Seller, no other party to any of the Permitted Liens is in default under, or in breach of, any of the Permitted Liens, in each case, except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

4.6          Assumed Contracts. Seller has provided or made available to Purchaser true and complete copies of each material Assumed Contract (other than any Assumed Contract to which any of the Conveyed Entities is a party or by which any of their respective assets or properties are subject or bound (each, a “Conveyed Entity Contract”)) and each material Conveyed Entity Contract.  Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, (a) Seller and its Subsidiaries are not in breach of or default under any Assumed Contract (other than any Conveyed Entity Contract) or any material Conveyed Entity Contract, (b) to the Knowledge of Seller, (i) no other party to any Assumed Contract (other than any Conveyed Entity Contract) or any material Conveyed Entity Contract is in breach of the terms thereof and (ii) no event or circumstance has occurred that, with notice or lapse of time, or both, would constitute a default under the same or result in a termination thereof.  No Assumed Contract (other than any Conveyed Entity Contract) or material Conveyed Entity Contract has been terminated by any party thereto.  Except for any Assumed Contract which has expired in accordance with its terms prior to the Closing Date, each Assumed Contract (other than any Conveyed Entity Contract) and each material Conveyed Entity Contract is a valid and binding obligation of Seller or its Subsidiary party thereto, enforceable against such party in accordance with the terms thereof, except to the extent that such enforcement may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or other similar Laws affecting the enforcement of creditors’ rights generally and by general equitable principles (whether considered in a proceeding in equity or at law).

4.7          Litigation.  Except for (a) MTBE Litigation and Claims, (b) claims that have been satisfactorily resolved or for which the statute of limitations has lapsed and (c) as set forth in Section 4.7 of the Seller Disclosure Letter, (i) there is no action, suit, proceeding at law or in equity, or arbitration by, before or against any Governmental Entity or any other Person pending in respect of the Terminal Operations, the Purchased Assets, the Business Employees or the Assumed Liabilities which has had or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, and (ii) neither Seller nor any of its Subsidiaries is subject to any Order which has had or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

4.8          Tax Matters.

(a)           Tax Returns.  As of the date hereof, Seller and its Subsidiaries have timely filed or caused to be timely filed or will timely file or cause to be timely filed with the appropriate taxing authorities all material Returns of Conveyed Entities and material non-income Tax Returns with respect to the Terminal Operations or the ownership of the Purchased Assets that in each instance are required to be filed on or prior to the date hereof.  Such Returns are and will be true, correct and complete in all material respects.

(b)           Payment of Taxes.  All material Taxes and Tax Liabilities due and payable by Conveyed Entities and all material non-income Taxes and non-income Tax Liabilities due and payable with respect to the Terminal Operations or the ownership of the Purchased Assets, in each instance for all Pre-Closing Periods, have been timely paid.

(c)           Other Tax Matters.

(i)            All material Taxes that any Conveyed Entity is (or was) required by Law to withhold or collect on or prior to the date hereof in connection with amounts paid or owing to any employee, independent contractor, creditor, equity holder or other Third Party have been duly withheld or collected, and have been timely paid over to the proper authorities to the extent due and payable.

(ii)           Seller, and each other transferor under this Agreement of Purchased Assets that constitute a United States Real Property Interest within the meaning of Section 897, is not a “foreign person” within the meaning of Section 1445 of the Code.

(d)           Except as set forth in Section 4.8(d) of the Seller Disclosure Letter, no application or proceeding is pending which was instituted by Seller or any of its Subsidiaries with respect to a reduction of the real property taxes on any portion of the Owned Real Property, and no special assessments have been levied, or to the Knowledge of Seller, are pending, against any portion of the Owned Real Property which are not reflected in the most recent real property tax bills with respect to such Owned Real Property received by Seller or any of its Subsidiaries.

(e)           The representations and warranties in this Section 4.8 are the sole and exclusive representations and warranties of Seller concerning Tax matters, except to the extent Tax matters are specifically addressed in Section 4.9.

4.9          Employee Benefits. (a) Set forth in Section 4.9(a) of the Seller Disclosure Letter is as of the date hereof a true and complete list of each material employee benefit plan, within the meaning of Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), and each material fringe benefit, deferred compensation, severance, stock option, stock appreciation rights, incentive and bonus plan maintained or contributed to, or required to be contributed to, by Seller and/or any of its Subsidiaries, in each case for the benefit of the Business Employees, but excepting any such plan sponsored in whole or in part by any government, Governmental Entity or union or employee organization or any Person other than Seller or any of its Subsidiaries (collectively, the “Employee Benefit Plans”).

(b)           Neither Seller nor any of its Subsidiaries has incurred any unsatisfied Liability under Title IV of ERISA or Section 412 of the Code or Section 302 of ERISA that would reasonably be expected to result in the imposition of any Liability on Purchaser.  No Purchased Asset is or is currently expected to be subject to any Lien arising under Section 430(k) of the Code or Section 303(k) of ERISA.

(c)           Each Employee Benefit Plan has been established, administered and maintained in accordance with its terms and in compliance with all applicable Laws (including ERISA and the Code), except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.  Each Employee Benefit Plan that is intended to be “qualified” within the meaning of Section 401(a) of the Code, has received, or has timely requested, a favorable determination letter or opinion letter from the IRS, and, to the Knowledge of Seller, no event has occurred and no condition exists that would reasonably be expected to result in the revocation of any such determination letter or opinion letter.

(d)           With respect to each Conveyed Entity Plan, Seller has made available to Purchaser accurate, current and complete copies of each of the following, to the extent applicable: (i) where the Conveyed Entity Plan has been reduced to writing, the plan document together with all amendments; (ii) where the Conveyed Entity Plan has not been reduced to writing, a written summary of all material plan terms; (iii) copies of any summary plan descriptions, summaries of material modifications, summaries of benefits and coverage, employee handbooks and any other material written communications (or a description of any material oral communications) relating to any Conveyed Entity Plan; (iv) actuarial valuations and reports related to any Conveyed Entity Plans with respect to the most recently completed plan years; and (v) copies of material notices, letters or other correspondence from the Internal Revenue Service, Department of Labor, Pension Benefit Guaranty Corporation or other applicable Governmental Entity relating to the Conveyed Entity Plan.

(e)           Each multiemployer plan (within the meaning of Section 4001(a)(3) of ERISA) to which Seller or its Affiliates have obligations to contribute pursuant to the Collective Bargaining Agreements (each, a “Union Plan”) is set forth in Section 4.9(e) of the Seller Disclosure Letter and all contributions required to be paid by Seller or any Person that, together with Seller, would be treated as a single employer within the meaning of Section 414(b), (c), (m) or (o) of the Code have been timely paid to the applicable Union Plan, except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(f)            There has been no amendment to, announcement by Seller or any of its Affiliates relating to, or change in employee participation or coverage under, any Conveyed Entity Plan or Collective Bargaining Agreement, other than those listed on Exhibit N and Exhibit O, that would materially increase the aggregate annual expense of maintaining such plan above the level of the expense incurred for the most recently completed fiscal year with respect to Business Employees. Neither Seller nor any of its Affiliates has any commitment or obligation or has made any representations to any Business Employee to adopt, amend or modify any Conveyed Entity Plan or Collective Bargaining Agreement, other than those listed on Exhibit N and Exhibit O.

(g)           The representations and warranties in this Section 4.9 are the sole and exclusive representations and warranties of Seller concerning Employee Benefit Plans and related matters.

4.10        Compliance with Laws.  Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, to the Knowledge of Seller, (a) Seller and each of its Subsidiaries are not currently conducting the Terminal Operations in violation of any Law or Order applicable to the Terminal Operations, the Purchased Assets or the Assumed Liabilities and (b) Seller has not received any written notice from any Governmental Entity or Third Party that alleges noncompliance with any such Law or Order.

4.11        Labor Matters. (a) Except as set forth in Section 4.11(a) of the Seller Disclosure Letter, neither Seller nor any of its Subsidiaries, is a party or subject to any labor union or collective bargaining Contract in respect of any Business Employees.  Except as set forth in Section 4.11(a) of the Seller Disclosure Letter, as of the date hereof there are no pending strikes, lockouts, work stoppages or slowdowns, pickets, boycotts, unfair labor practice charges, labor disputes, or grievances involving the Business Employees, except as  have not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.  In respect of the Terminal Operations and the Business Employees, Seller and each of its Subsidiaries is in compliance with all applicable Laws pertaining to employment and employment practices to the extent they relate to employees of the Terminal Operations, including all Laws relating to labor relations, equal employment opportunities, fair employment practices, employment discrimination, harassment, retaliation, reasonable accommodation, disability rights or benefits, immigration, wages, hours, overtime compensation, child labor, hiring, promotion and termination of employees, working conditions, meal and break periods, privacy, health and safety, workers’ compensation, leaves of absence and unemployment insurance, except for such non-compliance as  has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.  All employees of the Terminal Operations classified as exempt under the Fair Labor Standards Act and state and local wage and hour laws are properly classified, except as  have not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.  There are no charges, complaints, or actions against Seller pending, or to Seller’s knowledge, threatened to be brought or filed, by or with any Governmental Entity or arbitrator in connection with the employment of any current or former applicant, employee, consultant or independent contractor of the Terminal Operations, including, without limitation, any claim relating to unfair labor practices, employment discrimination, harassment, retaliation, equal pay, wages and hours, health and safety, or any other employment-related matter arising under applicable Laws, except as  have not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(b)           Except as set forth in Section 4.11(b) of the Seller Disclosure Letter, Seller and its Subsidiaries are in compliance with their payment obligations to all Business Employees in respect of all wages, salaries, commissions, bonuses, profit sharing, benefits, vacation pay and other compensation due and payable to such Business Employees under any policy, practice, Contract, program or applicable requirements of Law, except for such non-compliance as has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(c)           Seller has not violated the Worker Adjustment and Retraining Notification (“WARN”) Act, as amended, or a similar applicable Law with respect to the Terminal Operations, except for such violations as have not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.  Except as set forth in Section 4.11(c) of the Seller Disclosure Letter, Seller has not terminated any Terminal Operations employees during the 90-day period prior to the date hereof.

(d)           The representation and warranties in this Section 4.11 are the sole and exclusive representations and warranties of Seller concerning labor matters.

4.12        Environmental Matters. (a) Except as set forth in Section 4.12 of the Seller Disclosure Letter or as has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect:  (i) Seller and each of its Subsidiaries in respect of the Terminal Operations are in compliance with all applicable Environmental Laws; and (ii) Seller and each of its Subsidiaries in respect of the Terminal Operations possess and are in compliance with all Permits required under Environmental Laws and necessary to operate the Terminal Operations as currently operated and there are no proceedings pending to revoke or rescind any such Permits.

(b)           The representations and warranties contained in this Section 4.12 constitute the sole and exclusive representations and warranties of Seller relating to any Environmental Law, Hazardous Material, or any other environmental matters.

4.13        Conveyed Entities. (a)  Each Conveyed Entity has the capitalization set forth in Section 4.13(a) of the Seller Disclosure Letter.  All issued and outstanding shares of capital stock or other Equity Interests of each Conveyed Entity have been duly authorized and validly issued and, to the extent such concepts are applicable thereto, are fully paid and nonassessable, and are not subject to any preemptive rights.  Except as set forth in Section 4.13(a) of the Seller Disclosure Letter, no shares of capital stock or other Equity Interests of any Conveyed Entity are issued, reserved for issuance or outstanding.  Except as set forth in Section 4.13(a) of the Seller Disclosure Letter, neither Seller nor any of its Subsidiaries are party to any outstanding option, warrant, call, subscription, or other right (including any preemptive right), agreement or commitment relating to the capital stock, or other Equity Interests in, any Conveyed Entity, pursuant to which such Conveyed Entity is or may become obligated to issue, deliver or sell or cause to be issued, delivered or sold, shares of capital stock of or other equity or voting interests in, such Conveyed Entity or any securities convertible into, exchangeable for, or evidencing the right to subscribe for or acquire, any shares of the capital stock of or other equity or voting interests in, such Conveyed Entity.  There are no outstanding or authorized stock appreciation, phantom stock, profit participation or similar rights with respect to the capital stock of, or other equity or voting interests in, any Conveyed Entity.  No Conveyed Entity has any authorized or outstanding bonds, debentures, notes or other indebtedness the holders of which have the right to vote (or convertible into, exchangeable for, or evidencing the right to subscribe for or acquire securities having the right to vote) with the equityholders of any Conveyed Entity on any matter.  Except as set forth in Section 4.13(a) of the Seller Disclosure Letter, there are no irrevocable proxies and no voting agreements with respect to any capital stock of, or other equity or voting interests in, any Conveyed Entity.

(b)           Each Conveyed Entity is an exempted company with limited liability, a limited liability company or an exempted limited partnership, duly organized or registered, as applicable, validly existing and in good standing under the Laws of its jurisdiction of organization.  Each Conveyed Entity has all requisite corporate, limited liability company or partnership power and authority, as applicable, to own, lease and operate its properties and carry on its business as now being conducted.  Each Conveyed Entity is duly qualified or licensed to do business and is in good standing in each jurisdiction in which its properties or the nature its business makes such qualification necessary, except such jurisdictions where the failure to be so qualified or licensed and in good standing has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(c)           Except as set forth in Section 4.13(c) of the Seller Disclosure Letter, (i) Hess LLC has not conducted any activities other than in connection with its organization and ownership of the HOSLLP GP Interest and has no assets or Liabilities other than its ownership of the HOSLLP GP Interest and its rights and obligations arising under Law, the partnership agreement of HOSLLP and the limited liability company agreement of Hess LLC and (ii) Hess LLC acting in its capacity as general partner of HOSLLP has not conducted any activities other than in connection with its organization and ownership of Equity Interests in HOSLL and has no assets or Liabilities other than its ownership of Equity Interests in HOSLL and its rights and obligations arising under Law and the partnership agreement of HOSLLP.  Neither Hess LLC acting for itself nor Hess LLC acting in its capacity as general partner of HOSLLP directly owns any Equity Interest (other than their respective equity holdings in the Conveyed Entities) in any Person.

4.14        Finders; Brokers.  No agent, broker, Person or firm acting on behalf of Seller or any of its Affiliates is, or shall be, entitled to any broker’s fees, finder’s fees or commissions from Purchaser or any of the Conveyed Entities in connection with this Agreement or any of the transactions contemplated hereby.

4.15        Business Permits.  Except for matters that are the subject of the representations and warranties in Section 4.8 (Tax Matters), Section 4.9 (Employee Benefits), Section 4.11 (Labor Matters) and Section 4.12 (Environmental Matters), which matters are covered solely by such Sections, and except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, the Business Permits comprise all permits, approvals, licenses, authorizations, certificates, rights, exemptions and Orders from Governmental Entities (collectively, the “Permits”) that are necessary for the lawful operation of the Terminal Operations as presently conducted by Seller and its Subsidiaries; provided, that no representation is made with respect to any Permit that is not transferrable or with respect to any Permit that is dependent on Seller or its applicable Subsidiary being the owner or operator of any Purchased Asset or the Terminal Operations.  To the Knowledge of Seller, the applicable Business Permit holder is in compliance with each Business Permit, except for such noncompliance which has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

4.16        Affiliate Transactions; Interests in Customers, Suppliers, Etc.  Except as disclosed in Section 4.16 of the Seller Disclosure Letter, and except for employment relationships and compensation, benefits, travel advances and employee loans in the ordinary course of business to any officer, director or employee of Seller or any of its Subsidiaries, there is no Assumed Liability comprising a Contract or Liability between (a) Seller or any of its Subsidiaries with respect to the Terminal Operations, on the one hand, and (b) Seller and any Affiliate with respect to businesses other than the Terminal Operations, any equity holder, option holder, officer, member, partner or director of Seller or any of its Subsidiaries or any Affiliate of Seller or any of its Subsidiaries (other than Seller or any of its Subsidiaries), on the other hand.

4.17        Financial Statements.  (a) Exhibit K-1 sets forth the audited consolidated balance sheets of the Conveyed St. Lucia Subsidiaries as at December 31, 2012 and 2011 and the related audited statements of consolidated income, retained earnings and consolidated cash flows for the fiscal years ended December 31, 2012 and 2011 (the “St. Lucia Financial Statements”).  The St. Lucia Financial Statements, including the footnotes thereto, except as described therein, have been prepared in accordance with GAAP consistently followed throughout the periods indicated.  The St. Lucia Financial Statements fairly present, in all material respects, the consolidated financial position of the Conveyed St. Lucia Subsidiaries as at December 31, 2012 and 2011, respectively, and the related statements of consolidated income, retained earnings and consolidated cash flows fairly present, in all material respects, the consolidated results of operations and cash flows of the Conveyed St. Lucia Subsidiaries for the fiscal years then ended.

(b)       Exhibit K-2 sets forth the Combined Historical Summary of Third-Party Storage/Throughput and Other Third-Party Revenues, Cash Operating Expenses, Environmental Remediation Expenses and Capital Expenditures (the “Combined Historical Summary”).  The Combined Historical Summary, including the footnotes thereto, except as described therein, has been prepared in accordance with GAAP consistently followed throughout the periods indicated.  The Combined Historical Summary fairly presents, in all material respects, the third-party storage/throughput and other third-party revenues, cash operating expenses, environmental remediation expenses and capital expenditures of the Hess Terminal Group (as defined in the Combined Historical Summary) for each of the three years in the period ended December 31, 2012.

4.18        Exclusivity of Representations; Projections, etc.  (a) The representations and warranties made by Seller in this Agreement are the exclusive representations and warranties made by Seller and its Affiliates.  Except for any representations and warranties set forth in this Agreement and the Seller Disclosure Letter, the Purchased Assets, the Assumed Liabilities and the Conveyed Entities are sold “AS IS, WHERE IS,” and Seller expressly disclaims any other representations or warranties of any kind or nature, express or implied, as to Liabilities, operations of the facilities, the title, condition, value or quality of assets of Seller or its Subsidiaries or the prospects (financial and otherwise), risks and other incidents of Seller as they relate to the Terminal Operations, the Purchased Assets, the Assumed Liabilities and the Conveyed Entities, and SELLER SPECIFICALLY DISCLAIMS, AND PURCHASER HEREBY WAIVES, ANY REPRESENTATION OR WARRANTY OF QUALITY, MERCHANTABILITY, NON-INFRINGEMENT, FITNESS FOR A PARTICULAR PURPOSE, CONFORMITY TO SAMPLES, OR CONDITION OF THE ASSETS OF SELLER OR ITS SUBSIDIARIES (INCLUDING THE PURCHASED ASSETS) OR ANY PART THEREOF, WHETHER LATENT OR PATENT.  No material or information provided by or communications made by Seller or any of its Affiliates, or by any advisor thereof, whether by use of a “data room,” or in any information memorandum, or otherwise, or by any broker or investment banker, will cause or create any warranty, express or implied, as to or in respect of Seller, its Subsidiaries or the title, condition, value or quality of the Terminal Operations, the Purchased Assets, the Assumed Liabilities or the Conveyed Entities.

(b)           Seller makes no representation or warranty whatsoever with respect to any estimates, projections and other forecasts and plans (including the reasonableness of the assumptions underlying such estimates, projections and forecasts).  Purchaser agrees that neither Seller nor any other Person will have or be subject to any Liability to Purchaser or any other Person resulting from the distribution to Purchaser, or Purchaser’s use of, any information regarding Seller, its Subsidiaries or their respective assets and Liabilities, including any offering memorandum prepared, as supplemented or amended, and any information, document or material made available to Purchaser or its Affiliates in certain physical or on-line “data rooms,”

management presentations or any other form in expectation of the transactions contemplated by this Agreement.

ARTICLE V

REPRESENTATIONS AND WARRANTIES OF PURCHASER

Except as set forth in the disclosure letter (the “Purchaser Disclosure Letter”) delivered by Purchaser to Seller concurrently with the execution of this Agreement (it being agreed that any matter disclosed pursuant to any section of the Purchaser Disclosure Letter shall be deemed disclosed for purposes of any other section of the Purchaser Disclosure Letter to the extent the applicability of the disclosure to such other section is reasonably apparent on the face of such disclosure), Purchaser hereby represents and warrants to Seller as follows:

5.1          Corporate Due Organization, Good Standing and Corporate Power of Purchaser.  Purchaser is a limited partnership duly organized, validly existing and in good standing (or the equivalent thereof) under the Laws of the State of Delaware and has all requisite partnership power and authority to own, lease and operate its properties and to carry on its business as now being conducted.

5.2          Authorization; Noncontravention.  (a) Purchaser has the requisite partnership power and authority and has taken all partnership or other action necessary to execute and deliver this Agreement and all other instruments and agreements to be delivered by Purchaser as contemplated hereby, to perform its obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby.  The execution, delivery and performance by Purchaser of this Agreement and all other instruments and agreements to be delivered by Purchaser as contemplated hereby, the consummation by it of the transactions contemplated hereby and thereby and the performance of its obligations hereunder and thereunder have been, and in the case of documents required to be delivered at the Closing will be, duly authorized and approved by the board of directors of the general partner of Purchaser.  This Agreement has been, and all other instruments and agreements to be executed and delivered by Purchaser as contemplated hereby will be, duly executed and delivered by Purchaser.  Assuming that this Agreement and all such other instruments and agreements constitute valid and binding obligations of Seller and each other Person (other than Purchaser) party thereto, this Agreement and all such other instruments and agreements constitute valid and binding obligations of Purchaser, enforceable against Purchaser in accordance with the terms thereof, except to the extent that such enforcement may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or other similar Laws affecting the enforcement of creditors’ rights generally and by general equitable principles (whether considered in a proceeding in equity or at law).

(b)           The execution and delivery of this Agreement and all other instruments and agreements to be delivered by Purchaser as contemplated hereby do not, and the consummation of the transactions contemplated hereby and thereby will not, (i) conflict with any of the provisions of the certificate of incorporation or by-laws or similar governance documents of Purchaser, in each case, as amended to the date of this Agreement, (ii) conflict with or result in a breach of, or constitute a default under, any Contract or other instrument to which Purchaser is a party or by which Purchaser or any of its properties or assets are bound or (iii) subject to (x) the applicable requirements of the HSR Act and any other applicable Antitrust Laws and (y) receipt of the consents, approvals, authorizations, declarations, filings and notices referred to in Section 5.3 of the Purchaser Disclosure Letter, contravene any Law or any Order applicable to Purchaser or by which any of its properties or assets are bound, except in the case of clauses (ii) and (iii) above, for such conflicts, breaches, defaults, consents, approvals, authorizations, declarations, filings or notices which do not and would not reasonably be expected to, individually or in the aggregate, prevent, materially delay or impair Purchaser’s ability to consummate the transactions contemplated by this Agreement.

5.3          Consents and Approvals.  Assuming all required Antitrust Filings are made and any waiting periods thereunder have been terminated or expired and any consents required thereunder have been obtained, except as set forth in Section 5.3 of the Purchaser Disclosure Letter, no consent of or filing with any Governmental Entity or any other Person, must be obtained or made by Purchaser in connection with the execution and delivery of this Agreement by Purchaser or the consummation by Purchaser of the transactions contemplated by this Agreement, except for any consents, approvals, authorizations or filings, which have been obtained or made or, if not made or obtained, do not and would not reasonably be expected to, individually or in the aggregate, prevent, materially delay or impair Purchaser’s ability to consummate the transactions contemplated by this Agreement.

5.4          Available Funds.  Purchaser has and will have on the Closing Date unrestricted cash available to it and access to proceeds under Purchaser’s credit facility in place on the date hereof (including, if necessary, by accessing prior to the Closing the “accordion” feature of such facility in accordance with the terms thereof) sufficient to pay all amounts to be paid or repaid by Purchaser under this Agreement (whether payable on or after the Closing) and all of Purchaser’s and its Affiliates’ fees and expenses associated with the transactions contemplated by this Agreement.

5.5          Litigation. There is no action, suit, proceeding at law or in equity, or any arbitration by, before or against any Governmental Entity or any other Person pending, or, to the Knowledge of Purchaser, threatened in writing, against or affecting Purchaser or any of its properties or rights, except as have not and would not reasonably be expected to, individually or in the aggregate, prevent, materially delay or impair Purchaser’s ability to consummate the transactions contemplated by this Agreement.  Purchaser is not subject to any Order which seeks to or would reasonably be expected to, individually or in the aggregate, prevent, materially delay or impair Purchaser’s ability to consummate the transactions contemplated by this Agreement.

5.6          Finders; Brokers.  No agent, broker, Person or firm acting on behalf of Purchaser or any of its Affiliates is or shall be entitled to any broker’s fees, finder’s fees or commissions from Seller or any of its Affiliates in connection with this Agreement or any of the transactions contemplated hereby.

5.7          Contact with Customers and Suppliers.  None of Purchaser or any of its Representatives, financing sources or Affiliates has, without the prior written consent of Seller, directly or indirectly contacted any officer, director, employee, shareholder, supplier, distributor, customer or other material business relation of Seller or its Subsidiaries or the Terminal

Operations prior to the Closing for the purpose of discussing the Terminal Operations in connection with the transactions contemplated hereby.

5.8          Investment Intent.  (a) Purchaser is acquiring the Hess LLC Interest and the HOSLLP LP Interests for its own account, for investment purposes only and not with a view toward, or for sale in connection with, any distribution thereof, nor with any present intention of distributing or selling the Hess LLC Interest or the HOSLLP LP Interests, in violation of the U.S. federal securities Laws or any applicable non-U.S. or state securities Law.

(b)           Purchaser qualifies as an “accredited investor,” as such term is defined in Rule 501(a) promulgated pursuant to the Securities Act.

(c)           Purchaser understands that the acquisition of the Hess LLC Interest and the HOSLLP LP Interests to be acquired by it pursuant to the terms of this Agreement involves substantial risk.  Purchaser and its officers have experience as investors in securities and Equity Interests of companies such as the ones being transferred pursuant to this Agreement, and Purchaser can bear the economic risk of its investment (which may be for an indefinite period) and has such knowledge and experience in financial or business matters that Purchaser is capable of evaluating the merits and risks of its investment in the Hess LLC Interest and the HOSLLP LP Interests to be acquired by it pursuant to the transactions contemplated hereby.

(d)           Purchaser understands that the Hess LLC Interest and the HOSLLP LP Interests to be acquired by it pursuant to this Agreement have not been registered under the Securities Act.  Purchaser acknowledges that such securities may not be transferred, sold, offered for sale, pledged, hypothecated or otherwise disposed of without registration under the Securities Act and any other provision of applicable state securities Laws or pursuant to an applicable exemption therefrom.  Purchaser acknowledges that there is no public market for the Hess LLC Interest and the HOSLLP LP Interests and that there can be no assurance that a public market will develop.

5.9          Investigation by Purchaser.  Purchaser has conducted its own independent investigation, verification, review and analysis of the Terminal Operations and of the Purchased Assets and the Assumed Liabilities, results of operations, financial condition, technology and prospects of the Terminal Operations, which investigation, review and analysis was conducted by Purchaser and its Affiliates and, to the extent Purchaser deemed appropriate, by Purchaser’s Representatives.  Purchaser acknowledges that it and its Representatives have been provided adequate access to the personnel, properties, premises and records of the Terminal Operations and of the Purchased Assets and the Assumed Liabilities.  In entering into this Agreement, Purchaser acknowledges that it has relied solely upon the aforementioned investigation, review and analysis and not on any factual representations or opinions of Seller (except the specific representations and warranties of Seller set forth in this Agreement), and Purchaser acknowledges and agrees, to the fullest extent permitted by Law, that:

(a)           except as specifically set forth in this Agreement, none of Seller or any of its shareholders, Affiliates, Representatives or any other Person makes or has made any oral or written representation or warranty, either express or implied, as to the accuracy or completeness of any information made available or delivered Purchaser or its Affiliates and Representatives, including any information, whether oral or written (including cost estimates, financial information and projections and other projections and forward-looking statements) (i) included in management presentations, “break-out” discussions, responses to questions submitted by or on behalf of Purchaser or its Affiliates and Representatives, or any “data room” or (ii) delivered or made available pursuant to Section 6.1(a) or otherwise;

(b)           except as specifically set forth in this Agreement, none of Seller or any of its shareholders, Affiliates, Representatives or any other Person shall have any Liability or responsibility whatsoever to Purchaser or its shareholders, Affiliates or Representatives on any basis (including in contract, tort or equity, under federal or state securities Laws or otherwise) based upon any information described in Section 5.9(a);

(c)           without limiting the generality of the foregoing, Seller makes no representation or warranty regarding (and Purchaser disclaims) any Third Party beneficiary rights or other rights which Purchaser might claim under any studies, reports, tests or analyses prepared by any Third Parties for Seller or any of its Affiliates, even if the same were made available for review by Purchaser or its shareholders, Affiliates or Representatives; and

(d)           without limiting the generality of the foregoing, Purchaser expressly acknowledges and agrees that none of the documents, information or other materials provided to them at any time or in any format by Seller, or any of its Affiliates or Representatives constitute legal advice, and Purchaser (i) waives all rights to assert that it received any legal advice from Seller, any of its Affiliates, or any of their respective Representatives, or that it had any sort of attorney-client relationship with any of such Persons, and (ii) agrees to indemnify and hold harmless Seller, its Affiliates, and each of their respective Representatives against any such assertion made by or on behalf of Purchaser or its shareholders, Affiliates or Representatives.

5.10        Acknowledgment by Purchaser.  THE REPRESENTATIONS AND WARRANTIES BY SELLER CONTAINED IN THIS AGREEMENT CONSTITUTE THE SOLE AND EXCLUSIVE REPRESENTATIONS AND WARRANTIES OF SELLER TO PURCHASER IN CONNECTION WITH THE TRANSACTIONS CONTEMPLATED HEREBY, AND PURCHASER UNDERSTANDS, ACKNOWLEDGES AND AGREES THAT ALL OTHER REPRESENTATIONS AND WARRANTIES OF ANY KIND OR NATURE EXPRESSED OR IMPLIED ARE SPECIFICALLY DISCLAIMED BY SELLER.

ARTICLE VI

COVENANTS

6.1          Access to Information Concerning Properties and Records.  (a) During the period from the date of this Agreement through and including the earlier of (i) the date this Agreement is terminated in accordance with Section 9.1 and (ii) the Closing Date, Seller shall, and shall cause its Subsidiaries to, upon reasonable prior notice and during regular business hours, afford Purchaser and its Representatives reasonable access to the personnel, properties, books and records of Seller and its Subsidiaries relating to the Terminal Operations, the Purchased Assets and the Assumed Liabilities to the extent Purchaser reasonably believes necessary or advisable to familiarize itself with such properties (including for purposes of performing American Land Title Association surveys of the Owned Real Property) and other matters and, during such period, Seller shall furnish to Purchaser all financial and operating data and other information concerning the Terminal Operations as Purchaser may reasonably request; provided, that Seller may restrict the foregoing access to the extent that in the reasonable judgment of Seller, any applicable Law requires it to restrict such access; and provided, further, that such access shall not unreasonably disrupt the operations of Seller or any of its Subsidiaries. Notwithstanding anything to the contrary contained in this Agreement, neither Seller nor any of its Subsidiaries shall be required to (x) provide any information or access that Seller reasonably believes could violate applicable Law, including Antitrust Laws, rules or regulations or the terms of any Contract or cause the waiver of attorney/client or similar privilege or (y) conduct, or permit Purchaser or any of its Representatives, without the express written permission of Seller, to conduct any Phase II investigation or other environmental air, soil, surface water or groundwater investigation, sampling or analysis on or relating to any real property owned by or leased to Seller and/or its Subsidiaries.

(b)           Nothing contained in this Agreement shall be construed to give to Purchaser, directly or indirectly, rights to control or direct the Terminal Operations prior to the Closing or any other business or operations of Seller or its Subsidiaries. Prior to the Closing, Seller shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision of the Terminal Operations and shall at all times exercise complete control and supervision of all of its other businesses and operations.

(c)           Purchaser hereby agrees that it is not authorized to and shall not (and shall not permit any of its Representatives to) contact any competitor, contractor, vendor, supplier, distributor, customer, agent or Representative of Seller or any of its Subsidiaries with respect to the Terminal Operations or the transactions contemplated hereby prior to the Closing without the prior written consent of Seller.

6.2          Conduct of Seller and the Terminal Operations.  (a) Seller agrees that, except as (i) set forth in Section 6.2 of the Seller Disclosure Letter, (ii) may be required or specifically permitted by this Agreement or (iii) required by Law, by a Governmental Entity or by any Assumed Contract, during the period commencing on the date hereof and ending on the earlier of the Closing Date and the termination of this Agreement in accordance with Section 9.1, it shall, and shall cause each of its Subsidiaries to, conduct the Terminal Operations in all material respects only in the ordinary course of business.

(b)           In furtherance and not in limitation of Section 6.2(a), Seller agrees that, except as (x) set forth in Section 6.2 of the Seller Disclosure Letter, (y) may be required or specifically permitted by this Agreement or (z) required by Law, by a Governmental Entity or by any Assumed Contract, during the period commencing on the date hereof and ending on the earlier of the Closing Date and the termination of this Agreement pursuant to Section 9.1, it shall not, and shall cause each of its Subsidiaries not to, effect any of the following (as each pertains to or is related to the Terminal Operations, the Purchased Assets or the Assumed Liabilities) without the prior written consent of Purchaser (such consent not to be unreasonably withheld, conditioned or delayed; provided, that the consent of Purchaser shall be deemed to have been given if Purchaser does not object in writing within three (3) Business Days from the date on which request for such consent is provided by Seller to Purchaser):

(i)                                     make any bonus, profit sharing, pension, retirement or insurance payment, distribution or arrangement to or with any Affected Employee being paid an annual base salary of $250,000 or more except for payments that were already accrued prior to the date hereof, or are required by the terms of any Employee Benefit Plan set forth in Section 4.9 of the Seller Disclosure Letter or are required pursuant to the terms of any employment agreement; provided, however, that, notwithstanding any provision of this Section 6.2 to the contrary, Seller may establish and fund a retention bonus program for the benefit of those Business Employees whom Seller may in its discretion select, on such terms and conditions as Seller may in its discretion determine;

(ii)                                  increase the compensation payable (including wages, salaries, bonuses or any other remuneration) or to become payable to any Affected Employee being paid an annual base salary of $250,000 or more except for (x) such increases that are required in accordance with the terms of any Employee Benefit Plan set forth in Section 4.9 of the Seller Disclosure Letter, (y) such increases as are required pursuant to the terms of any employment agreement and (z) salary increases made in the ordinary course of business in connection with customary annual reviews of Business Employees in the ordinary course; provided, however, that, notwithstanding any provision of this Section 6.2 to the contrary, Seller may establish and fund a retention bonus program for the benefit of those Business Employees whom Seller may in its discretion select, on such terms and conditions as Seller may in its discretion determine;

(iii)                               establish, adopt, enter into, amend or terminate any Employee Benefit Plan, any collective bargaining, thrift, compensation or other plan, agreement, trust, fund, policy or arrangement for the benefit of any Affected Employee to the extent any such action disproportionately affects the Affected Employees as compared to Seller’s other employees, other than renewal of any expiring Collective Bargaining Agreement or entry into a new collective bargaining agreement either to replace an expiring Collective Bargaining Agreement or as otherwise required by Law; provided, however, that, notwithstanding any provision of this Section 6.2 to the contrary, Seller may establish and fund a retention bonus program for the benefit of those Business Employees whom Seller may in its discretion select, on such terms and conditions as Seller may in its discretion determine;

(iv)                              materially amend or terminate or grant any material waiver or consent under any Assumed Contract (other than any Conveyed Entity Contract) or any material Conveyed Entity Contract (other than renewal of any expiring Collective Bargaining Agreement or entry into a new collective bargaining agreement either to replace an expiring Collective Bargaining Agreement or as otherwise required by Law) outside of the ordinary course of business; provided, however, that the expiration of any Assumed Contract in accordance with its terms shall not be deemed to be restricted under this clause (iv); and provided, further, that Seller and its Subsidiaries may renegotiate the terms of, or otherwise extend, any Assumed Contract that has expired in accordance with its terms prior to the date hereof or is scheduled to expire in accordance with its terms prior to the End Date in the ordinary course of business unless otherwise prohibited by this Section 6.2;

(v)                                 sell, transfer, lease, exclusively license or otherwise dispose of or remove from any Terminal any Purchased Assets that are material, individually or in the aggregate, to the operation of any Terminal, except in the ordinary course of business;

(vi)                              make any capital expenditure (other than consistent with the Terminal Operations’ capital expenditure budgets) or commitment therefor or enter into any operating lease (including any Real Property Lease) requiring base payments in excess of $5,000,000 over the term of such lease (excluding any renewal periods);

(vii)                           except as required by GAAP, make any change in any method of accounting or auditing practice with respect to the Terminal Operations or make any material Tax election, change its method of Tax accounting or settle any claims relating to material Taxes with respect to the Terminal Operations;

(viii)                        pay, discharge, settle or satisfy any Assumed Liabilities, including with respect to any of the matters set forth in Section 4.7 of the Seller Disclosure Letter, other than payments, discharges, settlements or satisfactions in the ordinary course of business to the extent that such payment, settlement, discharge or satisfaction would not increase the Assumed Liabilities by an aggregate amount in excess of $1,000,000;

(ix)                              other than in the ordinary course of business, enter into any transaction that would constitute an Assumed Liability in excess of $1,000,000 individually or $5,000,000 in the aggregate;

(x)                                 subject any of the Purchased Assets to any Lien, other than Permitted Liens and other than any Lien that will be extinguished at or prior to the Closing;

(xi)                              plan, announce, implement or effect any reduction in force, lay-off, early retirement program, severance program or other program or effort concerning the termination of employment of Affected Employees (other than routine employee terminations for cause); provided, however, that, notwithstanding any provision of this Section 6.2 to the contrary, Seller may establish and fund a retention bonus program for the benefit of those Business Employees whom Seller may in its discretion select, on such terms and conditions as Seller may in its discretion determine;

(xii)                           acquire or agree to acquire any assets that would be material, individually or in the aggregate, to the Terminal Operations, taken as a whole, except in the ordinary course of business;

(xiii)                        authorize for issuance, issue, sell or deliver (x) any capital stock of, or other equity or voting interest in, any of the Conveyed Entities or (y) any securities convertible into, exchangeable for, or evidencing the right to subscribe for or acquire any (1) shares of capital stock of, or other equity or voting interest in any of the Conveyed Entities, (2) securities convertible into, exchangeable for, or evidencing the right to subscribe for or acquire, any shares of the capital stock of, or other equity or voting interest in, any of the Conveyed Entities (including rights, warrants or options) or (3) phantom stock or similar equity-based payment option with respect to any Conveyed Entity;

(xiv)                       split, combine, redeem, reclassify, purchase or otherwise acquire directly, or indirectly, any shares of capital stock of, or other equity or voting interest in, any of the Conveyed Entities, or make any other change in the capital structure of any of the Conveyed Entities;

(xv)                          adopt any change to the organizational documents of any Conveyed Entity; or

(xvi)                       commit or agree to do any of the foregoing.

Notwithstanding anything to the contrary in this Section 6.2, Seller and its Subsidiaries may negotiate and settle in good faith any violations or alleged violations with respect to the Port Reading Terminal of any requirements of the United States Federal Clean Air Act and/or state, territory, or local rules, regulations or permits implementing, adopting or incorporating such requirements, and addressed by the United States Environmental Protection Agency (and any interveners) under its National Petroleum Refinery Initiative or otherwise, except to the extent that any such settlement imposes requirements affecting the operation of a Terminal that are in excess of or more stringent than the requirements of Environmental Law (other than the requirements of the Order documenting such settlement) as of the Closing Date.

6.3                               Efforts to Close; Antitrust Laws.  (a) Except as otherwise provided in this Section 6.3 and subject to Section 2.6, Purchaser and Seller shall, and shall cause their respective Affiliates and Representatives to, cooperate and use their respective commercially reasonable efforts to take, or cause to be taken, all appropriate action, and to make, or cause to be made, all filings necessary, proper or advisable under applicable Laws and to consummate and make effective the transactions contemplated by this Agreement, including their respective commercially reasonable efforts to obtain, prior to the Closing Date, all Permits, consents, approvals, authorizations, qualifications and Orders of Governmental Entities as are necessary for consummation of the transactions contemplated by this Agreement and to fulfill the conditions to consummation of the transactions contemplated hereby set forth in Section 7.2 and Section 7.3; provided, that neither Seller nor any of its Affiliates shall be required to repay any indebtedness for borrowed money, amend any Contract to increase the amount payable thereunder or otherwise to be materially more burdensome to Seller or any of its Affiliates, commence any litigation, offer or grant any accommodation (financial or otherwise) to any Third Party, pay any amount or bear any other incremental economic burden to obtain any such Permit, consent, approval, authorization, qualification or Order; provided, further, that no party hereto shall incur any expense that would be payable by any other party hereto without the consent of such other party.  In furtherance and not in limitation of the foregoing, as promptly as practicable following the Closing Date and in any case in compliance with applicable Law and any deadlines set by Governmental Entities,  Purchaser shall make all filings necessary, proper or advisable to register Purchaser as the owner and operator of the Purchased Assets.

(b)                                 Purchaser and Seller shall file, to the extent required, the Notification and Report Forms required under the HSR Act with respect to the transactions contemplated by this Agreement with the Antitrust Division of the United States Department of Justice and the Federal Trade Commission and pay the required filing fee no later than fifteen (15) Business Days following the date hereof, and request early termination of the waiting period therein.  Purchaser and Seller shall use their respective reasonable best efforts to make any other filings required under any other Antitrust Law as promptly as practicable following the date hereof.

(c)                                  Purchaser and Seller shall consult and cooperate with one another in connection with the preparation of their respective Notification and Report Forms, and consider in good faith the views of the other party, in connection with any analyses, appearances, presentations, memoranda, briefs, arguments, opinions and proposals made or submitted by or on behalf of any party in connection with proceedings under or relating to any Antitrust Laws and in connection with resolving any investigation or other inquiry concerning the Purchase or any of the other transactions contemplated by this Agreement initiated by any Antitrust Authority.

(d)                                 Purchaser and Seller shall use their respective reasonable best efforts to respond to requests, if any, as may be made by an Antitrust Authority with respect to the transactions contemplated by this Agreement under any Antitrust Law.  In the context of this Section 6.3(d), “reasonable best efforts” shall include the following:

(i)                                     if Purchaser or Seller or any of their respective Subsidiaries receives a formal request for additional information or documentary material from an Antitrust Authority, Purchaser or Seller, as the case may be, shall comply at the earliest practicable date with such formal request;

(ii)                                  Purchaser or Seller, as the case may be, shall provide the other party a complete copy of any filing with the Antitrust Authorities (subject to redaction of any material not reasonably needed by the other party) and each of Purchaser and Seller shall promptly respond to any request from the other for information or documentation reasonably requested by the other party in connection with the development and implementation of a strategy and negotiating positions with any Antitrust Authorities; provided, that access to any such filing, information or documentation will, at such party’s request be restricted to such other parties’ outside counsel and economists or advisers retained by such counsel; and

(iii)                               Purchaser and Seller shall promptly inform the other party of any written communication made to, or received by such party from, any Antitrust Authority or any other Governmental Entity regarding any of the transactions contemplated hereby, and, subject to applicable Law, if practicable, permit the other party to review in advance any proposed written  communication to any such Antitrust Authority or other Governmental Entity, as the case may be, and incorporate the other party’s reasonable comments; provided, however, that Purchaser shall be solely responsible for the final content of any substantive oral or written communications made by Purchaser with any applicable Antitrust Authority; provided, further, that neither Purchaser nor Seller shall agree to participate in any substantive meeting or discussion with any such Antitrust Authority or Governmental Entity in respect of any filing, investigation or inquiry concerning this Agreement or the transactions contemplated hereby other than responding to telephone calls from any Antitrust Authority, unless, to the extent reasonably practicable, it consults with the other party in advance and, to the extent permitted by such Antitrust Authority or Governmental Entity, gives the other party the opportunity to attend, and furnish the other party with copies of all correspondence, filings and written communications between them and their Affiliates and their respective Representatives, on one hand, and any such Antitrust Authority or Governmental Entity or its respective staff, on the other hand, with respect to this Agreement and the transactions contemplated hereby.

(e)                                  Purchaser shall take all actions necessary to obtain the required consents from Antitrust Authorities, including antitrust clearance under the HSR Act and under any other Antitrust Law, to the extent required, as promptly as practicable.  Purchaser shall, at Purchaser’s sole cost, resolve objections, if any, and comply with all restrictions and conditions, if any, imposed or requested by any Antitrust Authority with respect to Antitrust Laws in connection with granting any necessary clearance or terminating any applicable waiting period, including (i) agreeing to sell, divest, hold separate, license, cause a Third Party to acquire, or otherwise dispose of all or any part of any Purchased Asset(s) contemporaneously with or after the Closing and regardless as to whether a Third Party purchaser has been identified or approved prior to the Closing (a “Divestiture”), (ii) taking or committing to take such actions as are ancillary to a Divestiture or other reasonable actions that may limit Purchaser or its Affiliates’ freedom of action with respect to, or its ability to retain, all or any part of any Purchased Asset(s) (such as firewall and non-discrimination restrictions) and (iii) entering into any Order, consent decree or other agreement to effectuate any of the foregoing.

(f)                                   Notwithstanding anything to the contrary contained in this Agreement, neither this Section 6.3 nor the “reasonable best efforts” standard shall require or obligate Purchaser or any of its Affiliates to, prior to the entry of an order preliminarily or permanently enjoining this Transaction, (a) sell, license, divest or dispose of or hold separate (through the establishment of a trust or otherwise) any entities, assets, Intellectual Property rights or businesses of Purchaser or the Seller (or any of their respective Subsidiaries or Affiliates) or (b) agree to any restriction on its conduct.  The Purchaser and Seller shall defend through litigation on the merits any claim asserted in court by any party under Antitrust Laws in order to avoid entry of, or to have vacated or terminated, any decree, order or judgment (whether temporary, preliminary or permanent) that could restrain, delay or prevent the Closing by the End Date.

(g)                                  If the transactions contemplated by this Agreement are enjoined, whether preliminarily or permanently (other than through a temporary restraining order), as a result of any injunction, judgment or other order in any action or proceeding brought by any Antitrust Authority that seeks to prevent the Closing as a violation of any Antitrust Law, if requested by the relevant Antitrust Authorities, Purchaser shall, pursuant to Section 6.3(e), agree to (a) a Divestiture and (b) restrictions on its conduct, in order to effect the dissolution or lifting of any such injunction or other order and to satisfy the conditions set forth in Sections 7.1(a) and 7.1(b).

(h)                                 Notwithstanding anything to the contrary contained in this Agreement, Purchaser agrees that it shall:

(i)                                     terminate or agree to the termination of any Assumed Contract or other business relationship that constitutes a part of the Purchased Assets as may be required to obtain any necessary clearance of any Antitrust Authority or to obtain termination of any applicable waiting period under any Antitrust Laws;

(ii)                                  consult with Seller in connection with any decision to extend any waiting period or enter into any agreement or understanding with any Antitrust Authority to extend any waiting period, including by way of pulling and refiling the Notification and Report Form required under the HSR Act.  Following consultation with Seller,

Purchaser shall not enter into any such extension without the prior written consent of Seller, which consent shall not be unreasonably withheld; and

(iii)                               oppose fully and vigorously any request for the entry of, and seek to have vacated or terminated, any Order, judgment, decree, injunction or ruling of any Antitrust Authority that could restrain, prevent or delay the Closing, including by defending through litigation (including by retaining all appropriate expert witnesses and consultants), any action asserted by any Person in any court or before any Antitrust Authority and by exhausting all avenues of appeal, including appealing properly any adverse decision or Order by any Antitrust Authority. Seller shall be permitted to participate in all aspects of the defense of such proceedings and Purchaser shall use its reasonable best efforts to prevail in such proceedings.  Purchaser shall be responsible for the payment of its own expenses, including legal fees and expenses, in seeking to prevent the entry of any such Order.

(i)                                     Notwithstanding anything to the contrary contained in this Agreement, Purchaser shall not be required to agree to take any action set forth in Section 6.3(e)(i) or (ii) or Section 6.3(f) with respect to any of Purchaser’s assets or businesses other than the Purchased Assets.

(j)                                    Purchaser shall not, and shall cause its Affiliates not to, acquire or agree to acquire, by merging with or into or consolidating with, or by purchasing a substantial portion of the assets of or equity in, or by any other manner, any business or any corporation, partnership, association or other business organization or division thereof, or otherwise acquire or agree to acquire any assets, if the entering into of a definitive agreement relating to, or the consummation of such acquisition, merger or consolidation could reasonably be expected to: (i) impose any delay in the obtaining of, or increase the risk of not obtaining, any consents of any Governmental Entity necessary to consummate the Purchase or any other transaction contemplated hereby or the expiration or termination of any applicable waiting period; (ii) increase the risk of any Governmental Entity entering an Order prohibiting the consummation of the Purchase or any other transaction contemplated hereby; (iii) increase the risk of not being able to remove any such Order on appeal or otherwise; or (iv) delay or prevent the consummation of the Purchase or any of the other transactions contemplated hereby.

(k)                                 Purchaser shall be responsible for the payment of all filing fees under the HSR Act.

(l)                                     In furtherance and not in limitation of Section 6.3(a), Purchaser and Seller shall, and shall cause their respective Affiliates and Representatives to, cooperate and take, or cause to be taken, all steps required under the Port Reading Consent Decree to make the terms, conditions, obligations and liabilities of the Port Reading Consent Decree applicable to the Purchaser, including (i) timely notifying all required Governmental Entities of the Purchase, (ii) Purchaser and Seller executing a modification to the Port Reading Consent Decree pursuant to which Purchaser shall assume the terms, conditions, obligations and liabilities of Seller under the Port Reading Consent Decree and Seller shall be released from such terms, conditions, obligations and liabilities (the “Consent Decree Modification”) and obtaining the appropriate signatures thereto of all Governmental Entities party to the Port Reading Consent Decree, (iii)

filing any motion with the United States District Court for the District of New Jersey to approve the Consent Decree Modification, making the terms, conditions, obligations and liabilities with respect to the Consent Decree applicable to Purchaser and (iv) obtaining approval of the United States District Court for the District of New Jersey and all other Governmental Entities party to the Port Reading Consent Decree of the Consent Decree Modification.

(m)                                               Seller shall, in connection with the Closing, and to the extent not delivered at the Closing, within five (5) Business Days after the later of (i) the date when each necessary Return for Transfer Taxes has been filed with the relevant taxing authority and (ii) written request of Purchaser,  provide to Purchaser all necessary Returns for Transfer Taxes, in each case duly executed by Seller (or its applicable Subsidiary).

(n)                                                   Purchaser shall, in connection with the Closing, and to the extent not delivered at Closing, within five (5) Business Days after the written request of Seller, provide to Seller all counterparts to the necessary Returns for Transfer Taxes, in each case duly executed by Purchaser or its applicable designee, to the extent such Returns require execution by Purchaser or its applicable designee.

(o)                                                   Seller shall, in connection with the Closing, and to the extent not delivered at the Closing, within two (2) Business Days after Purchaser’s request, to the extent necessary for Purchaser (or its designee, as applicable) to obtain from a reputable title insurance company customary owner’s title insurance policies insuring Purchaser’s (or its designee’s, as applicable) fee simple title to the Owned Real Property, provide customary title affidavits and indemnities, evidence of corporate, partnership or limited liability company authority, evidence of mergers, consolidations and name changes, and such other customary documents, agreements, certificates, affidavits, instruments and information, in each case to the extent reasonably required by Purchaser’s title insurance company, duly executed by Seller or the appropriate Subsidiary of Seller.

6.4                               Public Announcements.  Seller, on the one hand, and Purchaser, on the other hand, each shall (a) consult with each other before issuing any press release or otherwise making any public statement with respect to the transactions contemplated by this Agreement, (b) provide to the other party for review a copy of any such press release or public statement and (c) not issue any such press release or make any such public statement prior to such consultation and review and the receipt of the prior consent of the other party to this Agreement, unless required by applicable Law or regulations of any applicable stock exchange, in which case, the party required to issue the press release or make the public statement shall, prior to issuing such press release or making such public statement, use its commercially reasonable efforts to allow the other party reasonable time to comment on such release or statement to the extent practicable.  Notwithstanding anything in the foregoing to the contrary, nothing in this Section 6.4 shall limit any party’s right to make public statements about its respective actions under Section 9.1 without prior consultation with the other party.

6.5                               Notification of Certain Matters.  Purchaser, on the one hand, and Seller, on the other hand, shall use their respective commercially reasonable efforts to promptly notify each other of any material actions, suits, claims or proceedings in connection with the transactions contemplated by this Agreement commenced or, to the Knowledge of Purchaser or the

Knowledge of Seller, threatened, against Seller or Purchaser, as the case may be or any of their respective Affiliates.

6.6                               Supplements to Schedules.  (a) Seller shall have the right (but not the obligation) to deliver to Purchaser, from time to time prior to the Closing, a schedule of changes (each, an “Update Schedule”) to any of the information contained in the Seller Disclosure Letter delivered in connection with the execution of this Agreement (including changes relating to any representations or warranties in Article IV as to which no matters have been set forth in the Seller Disclosure Letter as of the date hereof); provided, however, that the changes or additions that are the subject of such Update Schedule may only relate to events that have occurred or conditions that have come into existence after the date of this Agreement.  Subject to Section 6.6(b), each Update Schedule shall constitute an amendment of the representation, warranty or statement to which it relates, and each Update Schedule shall be deemed to be incorporated into and to supplement and amend the Seller Disclosure Letter (and all references to the “Seller Disclosure Letter” in this Agreement shall include each such Update Schedule to the extent applicable), and Purchaser shall not have the right to make any claim for any breach of representation or warranty arising out of the information contained in any Update Schedule.  Except as set forth in Section 6.6(b), Purchaser shall not have the right to not consummate the transactions contemplated by this Agreement as a result of the failure of the condition contained in Section 7.2(b) on the basis of the information disclosed in any Update Schedule.

(b)                                 If any fact or circumstance disclosed on any Update Schedule would, but for this Section 6.6, permit Purchaser to terminate this Agreement in accordance with Section 9.1(d), then Purchaser shall be entitled to exercise such right; provided, however, that if Purchaser does not provide a written termination notice pursuant to Section 9.1(d) within ten (10) Business Days after the first date Purchaser is entitled to exercise its termination right pursuant to Section 9.1(d), Purchaser shall be deemed to have waived for all purposes of this Agreement all rights and remedies hereunder or under applicable Law arising out of or related to the matters disclosed on such Update Schedule (including their right to not consummate the transactions contemplated hereby due to the failure of any of the conditions set forth in Section 7.2 and their rights set forth in Article VIII).

6.7                               Post-Closing Access to Records and Personnel; Litigation Support.  (a) For the applicable period set forth in Purchaser’s records retention policy as in effect on the date hereof (a copy of which has been provided to Seller prior to the date hereof), Purchaser shall preserve and retain all corporate, accounting, Tax, legal, auditing, human resources and other books and records of the Terminal Operations (including (i) any documents relating to any action, claim, lawsuit, demand, inquiry, hearing, investigation, notice of a violation or noncompliance, litigation, proceeding, arbitration, appeal or other dispute and (ii) all Returns, schedules, work papers and other material records or other documents relating to Taxes of the Terminal Operations) relating to the conduct of the Terminal Operations prior to the Closing Date.  Notwithstanding the foregoing, during such period, Purchaser may dispose of any such books and records which are offered to, but not accepted by, Seller.

(b)                                 Following the Closing, the parties hereto will allow each other reasonable access to (i) the Terminal Operations, Purchased Assets and Assumed Liabilities, (ii) their books and records related to the Terminal Operations, Purchased Assets and Assumed Liabilities and

(iii) such personnel having knowledge of the location or contents of such books and records, for legitimate business reasons; provided, however, that no such access shall unreasonably interfere with Seller’s and Purchaser’s operation of their respective businesses.  Notwithstanding anything to the contrary contained in this Agreement, no Person shall be required to provide any information or access that such Person reasonably believes could violate applicable Law, including Antitrust Laws, rules or regulations or the terms of any Contract or cause the waiver of attorney/client or similar privilege. Each party shall be entitled to recover from the other its out-of-pocket costs (including copying costs) incurred in providing such books and records or personnel to the other party.  The requesting party will hold in confidence all confidential information identified as such by, and obtained from, the disclosing party or any of its Representatives, except as otherwise required by Law.

(c)                                  If and for so long as Seller or Purchaser actively is contesting or defending against any action, claim, lawsuit, demand, inquiry, hearing, investigation, notice of a violation or noncompliance, litigation, proceeding, arbitration, appeal or other dispute, brought by a Third Party in connection with (i) the Purchase or (ii) any fact, situation, circumstance, status, condition, activity, practice, plan, occurrence, event, incident, action, failure to act, or transaction on or prior to the Closing Date involving the Terminal Operations, the Purchased Assets or the Assumed Liabilities, the non-contesting or non-defending party or parties shall, at the sole cost and expense of the contesting or defending party (except as otherwise provided in Section 8.7(b)), (x) cooperate with the contesting or defending party and its counsel in the defense or contest, (y) make available its or their personnel (including to act as a witness) and (z) provide such access to its or their books and records as shall be necessary or reasonably requested in connection with the defense or contests; provided, however, that no such cooperation or access shall unreasonably interfere with such non-contesting or non-defending party’s operation of its businesses.  All non-public information received pursuant to this Section 6.7 shall be kept confidential, except as otherwise required by Law.  Notwithstanding anything to the contrary contained in this Agreement, no Person shall be required to provide any access that such Person reasonably believes could violate applicable Law, including Antitrust Laws, rules or regulations or the terms of any Contract or cause the waiver of attorney/client or similar privilege.  Each party shall be entitled to recover from the other its out-of-pocket costs incurred in providing such personnel and access to the other party.

6.8                               Employee Relations and Benefits.  (a) Purchaser shall make offers of employment (including continued employment with respect to Business Employees employed by a Conveyed Entity on the Closing Date) in accordance with this Section 6.8, at least thirty (30) days prior to the Closing Date, with such employment to commence as of the Closing, to each Business Employee, except for those Business Employees whose terms and conditions of employment are covered by the Collective Bargaining Agreements set forth on Exhibit O, for the same or a Comparable Position (as defined herein), at a rate of pay at least equal to such Business Employee’s pay in effect on the Closing Date and benefits which are no less favorable than those provided to similarly-situated employees of Purchaser and its Affiliates.  For purposes of this Section 6.8, references to “pay” shall be limited to base pay.  Purchaser shall provide Affected Employees with commission, bonus, incentive pay, overtime, premium pay and shift differentials (collectively, “Additional Pay”) which are no less favorable than those provided to similarly-situated employees of Purchaser and its Affiliates.  A “Comparable Position” is a position with Purchaser or its Affiliates in which (i) the Business Employee’s level of responsibilities would not be significantly reduced and (ii) the Business Employee is not required to relocate more than 25 miles from the Business Employee’s principal business location immediately prior to such relocation.  Purchaser shall have no obligation with regard to former employees who are retired, or who are not or shall have ceased to be Business Employees as of the Closing Date.  Purchaser shall be responsible for all salaries and wages (including commissions, bonuses, incentive pay, overtime, premium pay, shift differentials and severance pay) accruing after the Closing Date with respect to the Affected Employees, and Seller shall be responsible for all such salaries and wages accruing on or prior to the Closing Date.  Seller shall be responsible for any severance pay or benefits that accrue under any severance pay plan or policy of Seller on or prior to the Closing with respect to each Business Employee, whether or not such Business Employee is also an Affected Employee.  Purchaser agrees that the following conditions of employment shall remain unchanged until the date immediately following the first (1st) anniversary of the Closing Date: (x) the Comparable Position requirement described in this Section 6.8(a) and (y) the pay, Additional Pay and benefits comparability requirements described in this Section 6.8(a); provided, however, that nothing herein shall be deemed to be a covenant on the part of Purchaser not to terminate the employment of any employee.  Notwithstanding the foregoing, Purchaser shall not be obligated to make an offer of employment to the individuals set forth on Section 1.1(b) of the Seller Disclosure Letter until Purchaser shall have interviewed such individuals and shall have determined, based on such interviews, whether or not Purchaser will make such an offer to such individuals; provided, that Purchaser shall undertake such interviews and make such determination within 30 days following the date of this Agreement and shall promptly notify Seller of its determinations; provided, further, that to the extent Purchaser determines, in compliance with this sentence, not to make an offer of employment to any such individual set forth on Section 1.1(b) of the Seller Disclosure Letter, such individual shall not be considered a Business Employee for any purposes of this Agreement.

(b)                                 Affected Employees shall be provided credit by Purchaser for all service with Seller and its Affiliates, based on the hire dates provided to Purchaser by Seller, under all employee benefit plans, programs, policies and benefits of Purchaser or its Affiliates for purposes of eligibility, vesting and benefit accrual under such plans, other than benefit accrual under any defined benefit pension plan or to the extent that such credit would result in a duplication of benefits.

(c)                                  Purchaser shall permit each Affected Employee who participates in the Hess Corporation Employees’ Savings Plan (the “Seller 401(k) Plan”) to elect to make a direct rollover of such Affected Employee’s account balance under the Seller 401(k) Plan to an account under a defined contribution plan maintained by Purchaser that is qualified under Section 401(a) of the Code and that includes an arrangement described in Section 401(k) of the Code (the “Purchaser Savings Plan”), including the direct rollover of any outstanding loan balances such that the Affected Employee will continue to make payments under the terms of such loans under the Purchaser Savings Plan, subject to compliance with applicable Law , including, but not limited to, Section 414(l) of the Code.  Notwithstanding the foregoing, Purchaser shall only permit rollover of outstanding loan balances for an Affected Employee who rolls over his or her entire account balance under the Seller 401(k) Plan.

(d)                                 Seller shall be responsible for paying the Affected Employees (other than Affected Employees who are employees of any Conveyed Entity as of the Closing Date) for any

vacation due as of the Closing Date under the applicable vacation policy of Seller or its Affiliates (the “Seller Vacation Policy”).  Between the Closing Date and the end of the year in which the Closing Date occurs, Purchaser covenants that Purchaser, or Purchaser’s Affiliates, shall permit all such Affected Employees to take the same number of days of vacation on an unpaid basis as they would have been eligible to take as of the day immediately prior to the Closing Date under the Seller Vacation Policy based upon the recognized credited service amounts of such Affected Employees with Seller or its Affiliates.  Seller shall provide Purchaser with a report setting forth the amount of accrued but unused vacation for each such Affected Employee as of the day immediately prior to the Closing Date within ten (10) Business Days following the Closing Date.

(e)                                  Coverage for all Affected Employees and their respective spouses and dependents under all employee welfare benefit plans (within the meaning of Section 3(1) of ERISA) provided by Seller or its Affiliates shall cease to be effective immediately prior to the Closing Date.  Commencing on the Closing Date, Purchaser shall provide coverage and benefits for all Affected Employees and their respective eligible spouses and dependents under its welfare benefit plans and shall waive any waiting periods or limitations for preexisting conditions or other limitations or exclusions from coverage under its welfare benefit plans (including its medical, dental, prescription drug, hospitalization, life insurance, short-term and long-term disability plans), and shall ensure that such employees, spouses and dependents are given credit for any amounts paid toward deductibles, co-payments, co-insurance, out-of-pocket limits or other fees on or prior to the Closing Date.  All claims incurred with respect to Affected Employees and their eligible spouses and dependents on and after the Closing Date for welfare benefits shall be the responsibility of the welfare benefit plans provided by Purchaser.  Claims incurred with respect to Affected Employees (other than under a Conveyed Entity Plan with respect to Affected Employees who are employees of any Conveyed Entity as of the Closing Date) and their eligible spouses and dependents for welfare benefits prior to the Closing Date shall be the responsibility of the welfare benefit plans of Seller.  For purposes of this Section 6.8(e), a claim will be deemed “incurred” on the date that the event that gives rise to the claim occurs (for purposes of life insurance, accident and disability benefits) or on the date that treatment, services or products are provided (in the case of healthcare benefits).  Seller shall provide Purchaser’s group health plan with a report setting forth all deductibles, co-payments, co-insurance, and accumulations toward out-of-pocket maximums paid by Affected Employees (other than under a Conveyed Entity Plan with respect to Affected Employees who are employees of any Conveyed Entity as of the Closing Date), their spouses, and their dependents for the current plan year under the employee welfare benefit plans provided by Seller or its Affiliates as of the Closing Date.

(f)                                   Purchaser shall assume responsibility for compliance with the requirements of Section 4980B of the Code and part 6 of subtitle B of Title I of ERISA and any similar state or territory Law (“COBRA”), including the provision of continuation coverage, with respect to all Affected Employees, and their spouses and dependents, for whom a qualifying event occurs on or after the Closing Date.  The terms “continuation coverage” and “qualifying event” are used herein as defined in COBRA.

(g)                                  When a Business Employee (other than a Business Employee who is an employee of any Conveyed Entity as of the Closing Date) who is, on the Closing Date, absent due to vacation, illness or on short-term disability (including maternity disability) or workers’

compensation seeks to return to active employment prior to the earlier of the expiration of the permitted time frame under the applicable Seller policy or required by applicable Law and the first (1st) anniversary of the Closing Date, Purchaser shall offer immediate employment to such Business Employee in the same or a Comparable Position to that which such Business Employee occupied before such absence but only at such time that such Business Employee is medically capable of performing the essential functions of the position occupied immediately before such absence.  In addition, immediate employment in the same or Comparable Positions will be offered by Purchaser to those Business Employees (other than Business Employees who are employees of any Conveyed Entity as of the Closing Date) timely returning from authorized leaves of absence such as parental, family and medical, and military leaves or other leaves where return to work is subject to statutory requirements.  Such employees, returning from disability, leaves of absence or otherwise, will be subject to the same pay, benefits, severance and all other policies, plans, programs and arrangements as required by this Section 6.8 for similarly-situated Business Employees.

(h)                                 Nothing in this Agreement, express or implied, shall:  (i) confer upon any Business Employee, or any Representative of any such employee, any rights or remedies, including any right to employment or continued employment for any period or terms of employment, for any nature whatsoever; or (ii) constitute or be deemed to constitute an amendment to any Employee Benefit Plan or other employee benefit plan for any purpose.

(i)                                                       Notwithstanding any of the foregoing provisions of this Section 6.8 to the contrary, Purchaser covenants and agrees to, or to cause its Affiliates to, (i) for Business Employees whose terms and conditions of employment are covered by a Collective Bargaining Agreement, offer employment under the same terms and conditions described in such Collective Bargaining Agreement, except for those Business Employees whose terms and conditions of employment are covered by Collective Bargaining Agreements listed on Exhibit N and Exhibit O, (ii) for Business Employees whose terms and conditions of employment are covered by a Collective Bargaining Agreement listed on Exhibit N, offer employment at a rate of pay at least equal to such Business Employee’s pay in effect on the Closing Date and benefits and other terms and conditions which are no less favorable than those provided to similarly-situated employees of Purchaser and its Affiliates, (iii) recognize each labor union that at the Closing Date represents any Business Employees as the collective bargaining representatives of such employees, except for those labor unions party to Collective Bargaining Agreements listed on Exhibit O unless otherwise required by Law, (iv) adopt and assume the obligations of Seller and its Affiliates under the Collective Bargaining Agreements, except those Collective Bargaining Agreements listed on Exhibit N and Exhibit O, be bound by and comply with the terms of such Collective Bargaining Agreements and not undertake any action to avoid the employer obligations under such adopted and assumed Collective Bargaining Agreements and (v) execute such documents as may be necessary to effectuate such adoption and assumption.  Purchaser further agrees that from and after the Closing Date, Seller shall have no further obligation pursuant to those Collective Bargaining Agreements assumed by Purchaser or its Affiliates.  Notwithstanding any other provision of this Section 6.8, Purchaser agrees that the provisions of this Section 6.8 shall be subject to any applicable provisions of the Collective Bargaining Agreements, except for those Collective Bargaining Agreements listed on

Exhibit N and Exhibit O, in respect of Affected Employees whose terms and conditions of employment are covered by a Collective Bargaining Agreement, except for those Collective Bargaining Agreements listed on Exhibit N and Exhibit O, to the extent the provisions of this Section 6.8 are inconsistent with or otherwise in conflict with the provisions of any such Collective Bargaining Agreement.  Purchaser shall indemnify and hold harmless the Seller Indemnitees with respect to any Losses arising or resulting, in whole or in part, from any actions taken by Purchaser or its Affiliates prior to, on or after the Closing Date with respect to Business Employees whose terms and conditions of employment are covered by the Collective Bargaining Agreements set forth on Exhibit O, including any Losses arising out of the National Labor Relations Act or any comparable Law.

(j)                                                      Seller or its Affiliates have obligations to contribute to one or more Union Plans until the Closing Date.  For the avoidance of doubt, Purchaser shall not be required to take any actions under Section 4204 of ERISA in order to prevent a complete or partial withdrawal of Seller under Section 4203 or 4205 of ERISA from any Union Plan with respect to the operations of the Terminal Operations because of the consummation of the transactions contemplated by this Agreement, and any withdrawal liability imposed upon Seller in connection with the withdrawal of Seller from any Union Plan shall be the sole responsibility of Seller.

(k)                                 Purchaser shall adopt the “alternate procedure” for preparing and filing IRS Forms W-2 (Wage and Tax Statements), as described in Revenue Procedure 2004-53, with respect to the Affected Employees for the calendar year in which the Closing Date occurs.  Under this procedure, (i) Purchaser as the successor employer shall provide Forms W-2 to Affected Employees reflecting all wages paid and Taxes withheld with respect to such Affected Employees for the calendar year in which the Closing Date occurs and (ii) Seller as the predecessor employer shall have no employment Tax reporting responsibilities for the Affected Employees following the Closing Date.  Purchaser shall also adopt the “alternate procedure” of Revenue Procedure 2004-53 for purposes of IRS Forms W-4 (Employee’s Withholding Allowance Certificate) and W-5 (Earned Income Credit Advance Payment Certificate).  Seller shall provide such information as is in its possession to the extent necessary for Purchaser to implement the provisions of this Section 6.8(k), including all original current Forms W-4 and Forms W-5 that were provided to the Purchaser by Affected Employees and any written notices received from the Internal Revenue Service under Treasury Regulations Section 31.3402(f)(2)-1(g)(5), to Purchaser within sixty (60) days of the Closing Date.  Seller and Purchaser shall cooperate in good faith to adopt similar procedures under applicable state, municipal, county, local or other Laws.

6.9                               Compliance with WARN and Similar Statutes.  Neither Purchaser nor any of its Affiliates shall, at any time within ninety (90) days after the Closing Date, effectuate or cause to be effectuated (including, but not limited to, as a result of aggregating any “employment loss” prior to, on or after the Closing Date) (a) a “plant closing” (as defined in the Worker Adjustment and Retraining Notification Act of 1988 (“WARN”)) affecting any site of employment or one or more facilities or operating units within any site of employment or facility of the Terminal Operations or (b) a “mass layoff” (as defined in WARN) affecting any site of employment or facility of the Terminal Operations; and/or, in the case of clauses (a) and (b), any similar action under any comparable Law requiring notice to employees in the event of a plant closing, mass layoff or other action triggering statutory notice requirements.  Purchaser shall indemnify and hold harmless the Seller Indemnitees with respect to any Losses under WARN (and any comparable Law requiring notice to employees) arising or resulting, in whole or in part, from (i) any actions taken by Purchaser or its Affiliates on or after the Closing Date and (ii) “employment losses” with respect to Business Employees whose terms and conditions of employment are covered by the Collective Bargaining Agreements set forth on Exhibit O.

6.10                        Tax Matters.  (a) All stamp, transfer, documentary, sales and use, value added, registration and other such taxes and fees (including any penalties and interest) incurred in connection with this Agreement or the Purchase, whether or not customarily paid by sellers or purchasers (collectively, the “Transfer Taxes”), shall be borne by Seller, and Seller shall properly file on a timely basis all necessary Returns and other documentation with respect to any Transfer Tax and provide to Purchaser evidence of payment of all Transfer Taxes.

(b)                                                   All Taxes and Tax Liabilities with respect to the Terminal Operations or the ownership of the Purchased Assets that relate to the Overlap Period shall be apportioned between Pre-Closing Periods and Post-Closing Periods as follows: (i) in the case of throughput Taxes imposed within St. Lucia and Tax Liabilities attributable thereto, on the basis of the number of barrels (in respect of which such throughput charges are imposed) exported before the Closing Date (which throughput Taxes and Tax Liabilities attributable thereto shall be apportioned to Pre-Closing Periods) and on or after the Closing Date (which throughput Taxes and Tax Liabilities attributable thereto shall be apportioned to Post-Closing Periods); (ii) in the case of property Taxes and Tax Liabilities attributable thereto, on a per diem basis; and (iii) in the case of Taxes and Tax Liabilities other than throughput charges imposed within St. Lucia and property Taxes and Tax Liabilities attributable thereto, as determined from an interim closing of the books or records of the Terminal Operations at the close of business on the day prior to the Closing Date.

(c)                                                    Seller shall have the authority and obligation to accurately prepare and file, or cause to be accurately prepared and filed, all Returns of the Conveyed St. Lucia Subsidiaries that are due with respect to any taxable year or other taxable period ending on or before the Closing Date.  In addition, Seller shall pay on or prior to the due date, any amount due and payable on such Returns (except to the extent such amount was taken into account in calculating the Closing St. Lucia Working Capital).

(d)                                 Purchaser shall have the authority and obligation to accurately prepare, or cause to be accurately prepared, all Returns of the Conveyed St. Lucia Subsidiaries that are due with respect to any Overlap Period. Such Returns shall be prepared by treating items on such Returns in a manner consistent with the past practices of the Conveyed St. Lucia Subsidiaries with respect to such items, unless otherwise required by applicable Law. Purchaser shall permit Seller to review and comment on each such Return. If Seller consents to such Returns (which consent shall not be unreasonably withheld or delayed) then Purchaser shall cause the Conveyed St. Lucia Subsidiaries to execute and timely file such Returns.

(e)                                  Seller or an Affiliate of Seller may, in its sole and absolute discretion, amend any Return filed or required to be filed by or with respect to the Conveyed St. Lucia Subsidiaries for any taxable years or periods ending on or before the Closing Date; provided, however, that neither Seller nor any Affiliate of Seller shall amend any such Return that materially and adversely affects or may materially and adversely affect the Tax Liability of Purchaser, any Conveyed St. Lucia Subsidiary or any Affiliate of the foregoing for any Post-

Closing Period, without the prior consent of Purchaser, which consent shall not be unreasonably withheld or delayed.

(f)                                   Neither Purchaser nor any Affiliate of Purchaser shall amend any Return (i) with respect to any taxable year or other taxable period ending on or before the Closing Date or (ii) that materially and adversely affects or may materially and adversely affect the Tax Liability of Seller or any Affiliate for a Pre-Closing Period, in each case without the prior consent of Seller, which consent shall not be unreasonably withheld or delayed.

(g)                                  Purchaser shall use its commercially reasonable efforts to forward to Seller all written notifications and other communications from any taxing authority received by Purchaser, its Affiliates, or the Conveyed St. Lucia Subsidiaries relating to Taxes with respect to a Pre-Closing Period.

(h)                                 Seller shall be entitled to any Tax refund relating to Taxes with respect to the Conveyed St. Lucia Subsidiaries for any Pre-Closing Period (except to the extent the amount of such Tax refund was taken into account in calculating the Closing St. Lucia Working Capital).  Purchaser shall promptly pay the amount of any such refund to Seller.

(i)                                     Notwithstanding anything herein to the contrary, neither Purchaser nor any of its Representatives shall have access to the Returns or related workpapers of Seller or any of its Subsidiaries that are not Conveyed Entities.

6.11                        Transition Services.  At the Closing, Seller and Purchaser or their respective Affiliates will enter into such transition arrangements as are set forth in the transition services agreement in the form attached hereto as Exhibit L (the “Transition Services Agreement”). Purchaser acknowledges that certain Information Technology is used by the Terminal Operations (including the Conveyed Entities) on a shared basis under arrangements made by Seller or its Affiliates.  Purchaser agrees that such Information Technology shall not be used by the Terminal Operations (including the Conveyed Entities) following the Closing, except as expressly provided in the Transition Services Agreement.  Prior to the Closing Date, or if continued use of the Information Technology is permitted under the Transition Services Agreement, the expiration or termination of the Transition Services Agreement, Purchaser shall and shall cause the Conveyed Entities to remove, disable, return, and, if directed by Seller, delete all Information Technology that Purchaser or the Conveyed Entities do not own or directly license from a Third Party.

6.12                        Damage or Destruction.  (a) Seller shall, and shall cause its Subsidiaries to, use commercially reasonable efforts to keep all insurance policies currently maintained with respect to the Terminal Operations, or suitable replacements or renewals, in full force and effect through the close of business on the Closing Date.  In the event of any material damage to or destruction of any Purchased Asset (other than normal wear and tear) after the date hereof and prior to the Closing (in any such case, a “Casualty Loss”), Seller shall give notice thereof to Purchaser.  If any portion of such Casualty Loss is covered by insurance policies, all right and claim of Seller and its Subsidiaries to any proceeds of insurance for such Casualty Loss shall be assigned to Purchaser at Closing (or if previously received by Seller or any of its Subsidiaries and not used prior to the Closing Date to repair any damage or destruction, paid to Purchaser), and Purchaser shall complete the Purchase as provided in this Agreement without any reduction in the Initial Purchase Price with respect to the portion of such Casualty Loss that is covered by insurance.  If any portion of such Casualty Loss is not covered by insurance policies, at Seller’s election, (i) Purchaser shall complete the Purchase as provided in this Agreement and the Initial Purchase Price shall be reduced by an amount equal to Seller’s good faith estimate of the cost to repair or restore the Purchased Assets affected by such uninsured Casualty Loss (the “Affected Assets”) to their condition immediately prior to the occurrence of such uninsured Casualty Loss (to the extent not so repaired or restored by Seller or any of its Subsidiaries) or (ii) the Affected Assets shall be excluded from the Purchased Assets and the Initial Purchase Price shall be reduced by an amount equal to Purchaser’s good-faith estimate of the fair market value of the Affected Assets immediately prior to the Casualty Loss (the “Reduction Amount”).

(b) (i) If, within thirty (30) days following Seller’s exclusion of Affected Assets at the Closing pursuant to clause (ii) of Section 6.12(a), Seller delivers to Purchaser a notice objecting to the Reduction Amount, Seller and Purchaser shall together select an appraiser within fifteen (15) days after the expiration of said thirty (30) day period to determine the fair market value of the Affected Assets immediately prior to the Casualty Loss.  If the parties are unable to agree upon an appraiser by the expiration of such fifteen (15) day period, each of Seller, on the one hand, and Purchaser, on the other hand, shall select its own appraiser within seven (7) days after such fifteen (15) day period and, if either Seller or Purchaser shall fail to appoint its appraiser within such period, the appraiser selected by the other party shall alone serve as appraiser.  Any appraiser acting as such hereunder shall be a nationally recognized U.S. investment bank, firm of valuation consultants or other reputable and experienced appraisers, in each case with expertise in the appraisal of terminals and associated assets.  The appraisers shall determine in writing the fair market value of the Affected Assets immediately prior to the Casualty Loss using standard valuation techniques as such appraisers deem appropriate, but assuming that the Affected Assets were used in connection with third-party, commercial terminal operations.  Each of Seller and Purchaser shall be entitled to provide written materials to the appraisers in connection with such appraisal, and each of Seller and Purchaser shall provide all materials reasonably requested by the other party in connection therewith.  Each of Seller and Purchaser shall provide each appraiser with the same written materials, if any, it provides the other appraiser in assisting in the determination of the fair market value of the Affected Assets immediately prior to the Casualty Loss. Each party shall use its commercially reasonable efforts to cause any appraiser engaged by such party in accordance with this Section 6.12 to return its appraisal of the fair market value of the Affected Assets immediately prior to the Casualty Loss within thirty (30) days after the date of such appraiser’s engagement by such party.

(ii)                                  If the higher of the appraisals exceeds the lower of the appraisals by ten percent (10%) or less, then the fair market value of the Affected Assets immediately prior to the Casualty Loss shall be equal to the average of the two appraisals.  If the higher of the appraisals exceeds the lower of the appraisals by more than ten percent (10%), then the two appraisers shall select a third appraiser who shall meet the aforementioned criteria for appraisers.  The third appraiser shall appraise the fair market value of the Affected Assets immediately prior to the Casualty Loss within thirty (30) days after the date of its engagement.  If the amount of the third appraisal is between the other two appraisals or is equal to either of the other two appraisals, then the fair market value shall be deemed equal to the third appraisal.  If the third appraisal is higher than the other two appraisals, then the fair market value shall be deemed equal to the higher of the other two appraisals.  If the third appraisal is lower than the other two appraisals, then the fair arket value shall be deemed equal to the lower of the other two appraisals. The fair market value of the Affected Assets as determined pursuant to the appraisal process set forth in this Section 6.12(b) (the “Appraised Value”) shall be final and shall be binding on each of Seller and Purchaser. Each party shall bear the costs and expenses of its appointed appraiser, and the costs and expenses of the third appraiser, if any, shall be borne 50% by Seller and 50% by Purchaser.

(iii)                               Within five (5) Business Days following the determination of the Appraised Value, (i) if the Appraised Value is more than the Reduction Amount, Seller shall pay to Purchaser an amount equal to the Appraised Value minus the Reduction Amount, or (ii) if the Appraised Value is less than the Reduction Amount, Purchaser shall pay to Seller an amount equal to the Reduction Amount minus the Appraised Value, in either case, together with interest on such amount from the Closing Date calculated using the prime rate of interest as published in The Wall Street Journal as of the date prior to payment plus two percent (2%).

6.13                        Insurance Matters.  (a) Purchaser acknowledges and agrees that coverage of the Purchased Assets, tangible or intangible personal property, Liabilities, ownership, activities, businesses, operations, officers, employees and agents of the Terminal Operations (the “Covered Assets and Persons”) under all insurance policies maintained by Seller and its Subsidiaries (the “Seller Corporate Policies”), shall cease as of the Closing Date and the Covered Assets and Persons will be deleted in all respects as insureds (or additional insureds, as the case may be) under all Seller Corporate Policies.

(b)                                 If, after the Closing Date, Purchaser or Seller (or any of their respective Affiliates) reasonably requires any information regarding claims data or other information pertaining to a claim or an occurrence that could reasonably be expected to give rise to a claim (including any claims under the Seller Corporate Policies relating to periods prior to the Closing) in order to give notice to or make filings or claims with insurance carriers or claims adjustors or administrators or to adjust, administer or otherwise manage a claim, then Seller or Purchaser, as the case may be, shall provide reasonable assistance at the other’s sole cost and expense and shall cause such information to be supplied to the other (or its designee), to the extent such information is in its possession and control or can be reasonably obtained by Seller or Purchaser (or their respective Affiliates), as applicable, promptly upon a written request therefor.  In furtherance of the foregoing, if any Third Party requires the consent of Seller or any of its Affiliates to the disclosure of claims data or information maintained by an insurance company or other Third Party in respect of any claim (including any claims under any Seller Corporate Policies relating to periods prior to the Closing), such consent shall not be unreasonably withheld.

6.14                        Bulk Sales Act. (a)  Purchaser hereby waives compliance by Seller with respect to any applicable “bulk-sale”, “bulk-transfer”, or similar Laws of any jurisdiction in connection with the transfer or sale to Purchaser of the Purchased Assets.

(b)                                       Purchaser agrees not to file the Notice of Sale, Transfer or Assignment in Bulk provided for by New Jersey P.L. 2007, Chapter 100 (commonly referred to as the Bulk Sales Act) in connection with this Agreement or the Purchase.

6.15                        Further Assurances.  Subject to Section 2.6, at any time and from time to time after the Closing Date, without further consideration, each party hereto shall, at the reasonable request of the other party hereto, execute and deliver such further instruments of conveyance, assignment, assumption and transfer with respect to the Purchased Assets and the Assumed Liabilities and take such further action as may be necessary or appropriate in order to (a) effectuate the intent of this Agreement, (b) perfect or record title of Purchaser in the Purchased Assets, (c) put Purchaser in possession of the Purchased Assets and (d) provide such other party in all material respects with the intended benefits of this Agreement.  If Purchaser receives any of the Excluded Assets, Purchaser agrees to promptly return or cause the return to Seller of, or allow Seller or its Representatives to remove and recover, such assets at Seller’s expense.  In furtherance of the foregoing, with respect to such Excluded Assets that Seller will remove and recover, Purchaser shall grant to Seller and its Representatives reasonable access to Purchaser’s property from and after the Closing Date for a reasonable period of time not to exceed one hundred-eighty (180) days to permit Seller and its Representatives to remove and recover such Excluded Assets and make any other appropriate arrangements with respect thereto.  If Seller retains any of the Purchased Assets, Seller agrees to promptly transfer or cause the transfer of such assets to Purchaser.

6.16                        Seller’s Marks.  Following the Closing Date and except as otherwise expressly permitted hereunder or in writing by Seller, neither Purchaser nor any of its Affiliates shall register, or attempt or seek to register, or use, in any fashion, including in signage, corporate letterhead, business cards, Internet web sites, marketing material or content and the like in connection with any products or services anywhere in the world in any medium, any trademark, service mark, trade dress, domain name, corporate name, trade name or other indicia of origin that is confusingly similar to any of the trademarks, service marks, trade dress, domain names, corporate names, trade names or other indicia of origin that are not Purchased Assets and are owned or used as of the Closing Date by Seller or any of its Affiliates, including those described in Section 2.2(e) (collectively, “Seller’s Marks”).  Except as otherwise expressly permitted in writing by Seller, Purchaser shall ensure that, as soon as practical (but in no event more than thirty (30) days following the Closing Date with respect to materials that publicly display Seller’s Marks or are otherwise distributed to the public (including letterhead, advertising materials, marketing brochures and the like)), any such materials bearing Seller’s Marks are at Seller’s election, returned to Seller, destroyed or otherwise permanently altered to entirely remove Seller’s Marks.  Furthermore, unless otherwise provided in the Transition Services Agreement, Purchaser shall ensure that, as soon as practical (but in no event more than thirty (30) days following the Closing Date) any hypertext links to Internet web sites operated by Seller or any of its Subsidiaries and any other use of Seller’s Marks are removed from any Internet web sites included in the Purchased Assets; provided, however, that, notwithstanding the foregoing, unless otherwise provided in the Transition Services Agreement, Purchaser shall ensure such removal on or before the fifth (5th) Business Day after it become aware of such links or use.  For the avoidance of doubt, nothing in this Section 6.16 shall preclude any references to the Seller’s Marks that are required by Law, that constitute “fair use” under applicable Law, or that are in historical, tax, and similar records.

6.17                        Apportionments.  (a)  Utilities and Rents.  Seller and Purchaser hereby agree that Seller’s or its Subsidiaries’ prepaid and/or accrued obligations for utilities, rents and other obligations in respect of the Terminals and all other items of prepaid and/or accrued income and expense in respect thereof will be prorated as of the Closing on a per diem basis (i.e., on the assumption that such obligations were uniformly incurred during the billing period in which the Closing occurs).

(b)                                       Other Prepaid Expenses.  Seller and Purchaser hereby agree that, to the extent not provided for in Section 6.17(a), prepaid expenses, including royalty payments, attributable to the Purchased Assets and payments due under the Assumed Contracts shall be prorated based upon a reasonable estimate agreed upon by Seller and Purchaser.

(c)                                        Exclusion of Certain Apportionments.  Notwithstanding anything to the contrary contained in this Section 6.17, the apportionments provided for in this Section 6.17 shall not apply to amounts otherwise taken into consideration in calculating the Closing St. Lucia Working Capital.

6.18                        ISRA and CT Transfer Act. (a) In respect of its indemnity obligations under Section 8.2(f) of this Agreement, and subject to the terms of this Section 6.18, Section 6.20 and Article VIII, Seller shall undertake all steps necessary to comply with the requirements of ISRA and the CT Transfer Act imposed on account of the execution of, and consummation of the transactions contemplated by, this Agreement.  Following the execution of this Agreement, Purchaser shall, and shall cause its Representatives to, cooperate with Seller in connection with Seller’s ISRA and the CT Transfer Act obligations, including by timely filing any required documents with the appropriate Governmental Entities, providing access to and use of the subject site, employees, documents and on-site structures, infrastructure and utility services (including electricity, underground piping or wastewater or sewer systems) and/or utilities as necessary to perform any required Remedial Action, including access to install, maintain, replace and operate wells and remove impacted soil and/or groundwater; provided, that Seller shall promptly reimburse Purchaser or its Subsidiaries, as applicable, for all out-of-pocket costs reasonably incurred in connection with such cooperation, access and services.

(b)                                                   Seller shall have sole and exclusive control of the development, negotiation, implementation and management of any Remedial Action under ISRA or the CT Transfer Act, as the case may be, and to the extent a Remedial Action is required to comply with ISRA or the CT Transfer Act, Seller shall conduct such Remedial Action in the Most Cost-Effective Manner.

(c)                                                    If Purchaser directly or indirectly transfers all or any portion of the Purchased Assets subject to ISRA or the CT Transfer Act to any other Person prior to the applicable Remediation Completion Date, Purchaser shall require such other Person to (i) grant to Seller the same rights set forth in this Section 6.18 and (ii) further require any future transferee of any portion of the Terminal Operations to grant to Seller the same rights set forth in this Section 6.18.

6.19                        Port Reading Decommissioning. Seller shall, at Seller’s cost and expense, perform above surface demolition to grade and decommissioning at the Port Reading Refinery and the wastewater treatment plant at the Port Reading Terminal as described in the Port Reading Demolition Access Easement, which demolition and decommissioning activities shall include cleaning of all subsurface sewer systems, subgrade sumps, and other underground equipment within the Decommissioning Area (as defined in the Port Reading Demolition Access Easement) that are not removed but no other subsurface work (the “Port Reading Decommissioning”); provided, however, that Seller shall have no responsibilities in connection with the Port Reading Decommissioning unless Purchaser complies with its obligations set forth in the Port Reading Demolition Access Easement, which shall be recorded against legal title to the Port Reading Terminal immediately following recordation of the deed for the Port Reading Terminal.  Seller shall have sole and exclusive control of the development, negotiation, implementation and management of the Port Reading Decommissioning.  Purchaser shall, and shall cause its Affiliates and Representatives to, cooperate with Seller in connection with the development, negotiation, implementation and management of the Port Reading Decommissioning.  To the extent allowed under any Environmental Law, Seller shall execute, record, obtain and maintain in good standing any authorization, permit or “generator number” as may be necessary for the proper storage, transportation and/or off-site disposal of any Hazardous Material generated in the course of the Port Reading Decommissioning; provided, however, to the extent Purchaser is required under Environmental Law to do any of the foregoing, then Purchaser shall do so.  Seller shall undertake the Port Reading Decommissioning in the Most Cost-Effective Manner.  The Port Reading Decommissioning and all of Seller’s obligations related thereto shall be deemed satisfied, completed and fully discharged upon the date that an independent engineering consultant retained by Seller determines in good faith that the Port Reading Decommissioning has been completed.

6.20                        Access Easements. In respect of its indemnity obligations under Sections 8.2(f) and 8.2(g) of this Agreement, Seller shall have the right, but not the obligation, to conduct and control any Remedial Action concerning any Known Pre-Closing Environmental Liabilities and any Unknown Pre-Closing Environmental Liabilities, and an Access Easement with respect to each Terminal shall be recorded against legal title to such Terminal immediately following recordation of the deed with respect to the transfer of such Terminal to allow for the same.  If Seller opts or is required to conduct a Remedial Action at any Terminal to satisfy its indemnification obligations under this Agreement, Seller shall use its commercially reasonable efforts to do so without unreasonably interfering with Purchaser’s operations, and Purchaser shall, and shall cause its Representatives to, cooperate with Seller, including by timely filing any required documents with the appropriate Governmental Entities, providing access to and use of the subject site, employees, documents and on-site structures, infrastructure and utility services (including electricity, underground piping or wastewater or sewer systems) and/or utilities as necessary to perform any required Remedial Action, including access to install, maintain, replace and operate wells and remove impacted soil and/or groundwater pursuant to an Access Easement and by otherwise complying with the Access Easement; provided, that Seller shall promptly reimburse Purchaser or its Subsidiaries, as applicable, for all out-of-pocket costs reasonably incurred in connection with such cooperation, access and services.  To the extent allowed under any Environmental Law, Seller shall execute, record, obtain and maintain in good standing any authorization, permit or “generator number” as may be necessary for the proper storage, transportation and/or off-site disposal of any Hazardous Material generated in the course of the Remedial Action; provided, however, to the extent Purchaser is required under Environmental Law to do any of the foregoing, then Purchaser shall do so.  Purchaser shall sign or cause to be signed and record or caused to be recorded any deed or other recordable real property instrument reasonably requested by Seller and reasonably acceptable to Purchaser in form and content which is necessary to permit the use of site specific corrective action remedies or remedies based on exposure controls as part of such Remedial Action; provided, however, that the instrument does not unreasonably interfere with the operation of the Terminal as conducted as of the Closing Date or preclude the construction of future improvements at the Terminal without Purchaser’s written approval, which shall not be unreasonably withheld.  Purchaser agrees not to use the groundwater under any Terminal if such restriction is necessary to permit the use of site specific corrective action remedies or remedies based on exposure controls as part of such Remedial Action.

6.21                        Tank Bottoms. (a) Commencing on the Closing Date, the volume and quality of East Coast Tank Bottoms and Retained St. Lucia Tank Bottoms (the “Tank Bottom Inventory Count”) shall be assessed by an independent inspector (the “Field Inspector”) appointed by Seller and Purchaser and mutually acceptable to both parties.  The Tank Bottom Inventory Count shall be conducted in accordance with the procedures set forth in Exhibit B, including the gauging, temperature determination, sampling, and testing of all tanks at the Terminals which are not included in the Purchased St. Lucia Hydrocarbon Inventory Count.  Seller and Purchaser shall be entitled, at their respective own expense, to have Representatives present for the Tank Bottom Inventory Count so long as such Representatives do not interfere with the tasks or responsibilities of the Field Inspector. The parties shall use their respective commercially reasonable efforts to cause the Field Inspector to issue a written report (the “Tank Bottom Inventory Report”) to both Seller and Purchaser within five (5) days after the Closing Date setting forth the Field Inspector’s final determination of the volume and quality of East Coast Tank Bottoms and Retained St. Lucia Tank Bottoms as of the Closing Date.  The fees and expenses of the Field Inspector shall be borne by Seller.  Ownership of the East Coast Tank Bottoms and Retained St. Lucia Tank Bottoms shall be determined in accordance with the procedures set forth in Exhibit I.

(b)                                                   Notwithstanding anything to the contrary contained in this Agreement, between the date of this Agreement and the date that is one hundred eighty (180) days following the Closing Date (the “Removal Period”), Seller and its Subsidiaries shall be entitled to remove from the Terminals the portion of the East Coast Tank Bottoms and Retained St. Lucia Tank Bottoms that are owned by Seller or any of its Subsidiaries as determined in accordance with Exhibit I.  Following Closing, Purchaser shall, and shall cause its Affiliates to, afford Seller, its Subsidiaries and their Representatives reasonable cooperation and access to the Terminals to the extent necessary for Seller and its Subsidiaries to comply with the foregoing sentence; provided, that such access shall not unreasonably disrupt the operations of Purchaser and its Affiliates.  For purposes of this Section 6.21(b), following Closing, Retained St. Lucia Tank Bottoms that are owned by any Conveyed Entity as determined in accordance with Exhibit I shall be deemed to be owned by Seller, and Seller may remove such Retained St. Lucia Tank Bottoms in accordance with this Section 6.21(b).  To the extent that, at any time following the Closing, any East Coast Tank Bottoms or Retained St. Lucia Tank Bottoms (other than any East Coast Tank Bottoms or Retained St. Lucia Tank Bottoms contained in Available Tanks) have not been removed from the applicable Terminals by Seller and its Subsidiaries in accordance with this Section 6.21(b), such East Coast Tank Bottoms and Retained St. Lucia Tank Bottoms shall be treated in the manner set forth in Exhibit I.

(c)                                                    Notwithstanding anything to the contrary contained in this Agreement, during the Removal Period, Seller and its Subsidiaries shall remove and dispose of that portion of the Available Tank Substances in each Available Tank (including cleaning the Available Tanks if necessary) such that the volume and quality of remaining Available Tank Substances in such Available Tank (i) do not negatively impact Purchaser’s ability to lease such Available Tank consistent with industry standard practices immediately following such removal, (ii) do not negatively impact the quality of products to be stored in such Available Tank immediately following such removal; provided, that such products are compatible with products stored in such Available Tank prior to Closing, and (iii) do not violate any applicable Law in effect at the time of Closing.  Following Closing, Purchaser shall, and shall cause its Affiliates to, afford Seller, its Subsidiaries and their Representatives reasonable cooperation and access to the Terminals to the extent necessary for Seller and its Subsidiaries to comply with the foregoing sentence; provided, that such access shall not unreasonably disrupt the operations of Purchaser and its Affiliates.  To the extent that any Available Tank Substances required to be removed by Seller and its Subsidiaries pursuant to this Section 6.21(c) have not been removed by Seller and its Subsidiaries in accordance with this Section 6.21(c) at or prior to the end of the Removal Period, Purchaser may remove and dispose of such Available Tank Substances (including cleaning the Available Tanks if necessary) required to be removed by Seller and its Subsidiaries pursuant to this Section 6.21(c) at Purchaser’s cost and expense.  Seller shall reimburse Purchaser for such cost and expense plus a project management fee equal to twelve percent (12%) of such cost and expense, payable by Seller to Purchaser in immediately available funds within fifteen (15) days of Seller’s receipt of Purchaser’s invoice.

(d)                                                   Purchaser shall, and shall cause its Affiliates to, upon reasonable prior notice and during regular business hours, afford Seller and its Subsidiaries and their respective Representatives reasonable access to the personnel, properties, books and records of Purchaser and its Affiliates relating to the East Coast Tank Bottoms, St. Lucia Tank Bottoms and Available Tank Substances contemplated to be removed pursuant to this Section 6.21, and Purchaser shall furnish to Seller all information concerning the same as Seller may reasonably request; provided, that Purchaser may restrict the foregoing access to the extent that in the reasonable judgment of Purchaser, any applicable Law requires it to restrict such access; provided, further, that such access shall not unreasonably disrupt the operations of Purchaser or any of its Affiliates.

6.22                        Reimbursable Costs and Expenses      Purchaser shall, and shall cause its Affiliates to, upon reasonable prior notice and during regular business hours, afford Seller and its Affiliates and their respective Representatives reasonable access to the personnel, properties, books and records of Purchaser and its Affiliates relating to all Reimbursable Costs and Expenses, and Purchaser shall furnish to Seller all information concerning Reimbursable Costs and Expenses as Seller may reasonably request; provided, that Purchaser may restrict the foregoing access to the extent that in the reasonable judgment of Purchaser, any applicable Law requires it to restrict such access; and provided, further, that such access shall not unreasonably disrupt the operations of Purchaser or any of its Affiliates; provided, further, that the provisions of Article VIII shall govern indemnification subject to Article VIII.

6.23                        Certain Actions Prior to Closing

(a)                                 Immediately prior to Closing, Seller shall cause the Conveyed Entities to distribute as dividends all loan receivables from Seller or any of its Subsidiaries (other than any Conveyed Entity) existing at such time.

(b)                                 Prior to Closing, Seller shall cause that certain parcel identified on Section 4.5(a) of the Seller Disclosure Letter as being owned by Hess Foundation Inc. as of the date hereof (the “Hess Foundation Parcel”) to be transferred in fee to Seller or one of its Subsidiaries.

(c)                                  As soon as reasonably practicable, but in no event later than fifteen (15) Business Days prior to Closing, Seller shall deliver to Purchaser legal descriptions of the Owned Real Property with respect to the Terminals located in (i) Baltimore, Maryland, (ii) Pennsauken, New Jersey, (iii) Port Reading, New Jersey, and (iv) Newburgh, New York (Roseton).

6.24                        Financial Information.  From and after the date hereof until the earlier of (i) the date that the Acquisition Financials are filed with the SEC and (ii) the date that the SEC notifies Purchaser, or Purchaser notifies Seller, that no such Acquisition Financials are required, Seller agrees, at Purchaser’s sole cost and expense, (a) to provide to Purchaser available annual and unaudited interim financial statements related to the ownership and operation of the Terminals, if any, that Purchaser and its advisors reasonably determine are required to enable Purchaser to comply with Rule 3-05 and Article 11 of Regulation S-X under the U.S. federal securities laws related to financial statements of, and pro forma financial information reflecting, an acquired business (the “Acquisition Financials”), and (b) if necessary, to cooperate with the preparation of such Acquisition Financials by Purchaser, including by using commercially reasonable efforts to cause its Representatives to provide any representations required by the independent auditors of such Acquisition Financials; provided, that this Section 6.24 shall not require Seller or any of its Subsidiaries to take any action that would unreasonably interfere with the ongoing business of Seller and its Subsidiaries.  Purchaser shall (i) use commercially reasonable efforts to seek, as promptly as possible, confirmation from the SEC that Purchaser is not required to prepare and file the Acquisition Financials, (ii) inform Seller of any written communication (or material verbal communication) made to or received by the SEC and, if practicable, permit Seller the opportunity to review and comment on any such written communication to the SEC (and give reasonable consideration to Seller’s comments) and (iii) keep Seller informed, on a prompt basis of any material developments with respect to such requested relief.  Purchaser acknowledges that in furtherance of this Section 6.24 Seller will promptly begin its work and will retain the services of its outside auditors.  In no event shall Seller be in breach of this Section 6.24 because of the failure to deliver any auditor comfort letters or consent with respect to any financial or other information by its accountants or other advisors.  In no event shall Seller or any of its Subsidiaries be required to incur any Liability (including due to any act or omission by Seller or any of its Subsidiaries or any of their respective Representatives) or unreimbursed expense in connection with complying with this Section 6.24 or as a result of any information provided by Seller, any of its Subsidiaries or any of their Affiliates or Representatives in connection therewith.  Purchaser shall, promptly upon request by Seller, reimburse Seller for all costs and expenses incurred by Seller and its Subsidiaries in connection with their compliance with this Section 6.24, including the costs and expenses of accountants and counsel.  Purchaser shall indemnify the Seller Indemnitees for any and all Losses that may be incurred by them as a result of Seller’s performance of the obligations set forth in this Section 6.24.

6.25                        Operating Protocols.  Within five (5) Business Days following the date hereof, Purchaser shall (a) adopt Seller’s Operating Protocols, with modifications to such protocols only to (i) replace references to Seller with references to Purchaser and (ii) update contact information contained in such protocols, including new OSROs that the Purchaser may designate, and (b) file such adopted operating protocols with the USCG as necessary or otherwise directed by the USCG.

ARTICLE VII

CONDITIONS PRECEDENT

7.1                               Conditions to the Obligations of Each Party.  Subject to Section 9.1(b)(ii), the respective obligations of Purchaser and Seller to consummate and cause the consummation of the Purchase are subject to the satisfaction or waiver in writing by Seller and Purchaser at or before the Closing Date of each of the following conditions:

(a)                                 Injunctions; Illegality; Litigation.  No Governmental Entity shall have issued, enacted, entered, promulgated or enforced any Law or Order (that is final and non-appealable and that has not been vacated, withdrawn or overturned) restraining, enjoining or otherwise prohibiting the transactions contemplated by this Agreement.  No action or proceeding shall have been brought by any United States federal or state Governmental Entity (and not subsequently dismissed, settled or otherwise terminated) against Seller or Purchaser seeking to prohibit or make illegal the consummation of the transactions contemplated hereby.

(b)                                 Antitrust. Any waiting periods under the HSR Act, as the same may be extended by mutual agreement of Seller and Purchaser, with respect to the transactions contemplated by this Agreement shall have expired.

(c)                                  USCG Approval.  The USCG shall have (a) approved the facility security plan and facility response plan filed by Purchaser with the USCG pursuant to Section 6.25 and stamped the USCG facility operations manual filed by Purchaser with the USCG pursuant to Section 6.25 or (b) provided interim approval to operate until the facility security plan and facility response plan have been approved and the operations manual has been stamped.

7.2                               Conditions to the Obligations of Purchaser.  The obligations of Purchaser to consummate and cause the consummation of the Purchase are subject to the satisfaction or waiver by Purchaser on or prior to the Closing Date of the following further conditions:

(a)                                 Performance.  All of the agreements and covenants of Seller to be performed prior to the Closing pursuant to this Agreement (other than the covenants set forth in Section 2.6(a)) shall have been duly performed in all material respects.

(b)                                 Representations and Warranties.  (i) The representations and warranties of Seller contained in Section 4.4(b) shall be true and correct in all respects as of the Closing Date as if made at and as of such time and (ii) all other representations and warranties of Seller contained in Article IV shall be true and correct as of the Closing Date as if made at and as of such date (other than those representations and warranties made as of a specified date, which representations and warranties shall be true and correct as of such specified date), except for such failures to be true and correct that have not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(c)                                  Closing Deliverables.  Seller shall have delivered or caused to be delivered to Purchaser the items set forth in Section 3.4(b).

7.3                               Conditions to the Obligations of Seller.  The obligations of Seller to consummate and cause the consummation of the Purchase are subject to the satisfaction or waiver by Seller, on or prior to the Closing Date, of the following further conditions:

(a)                                 Performance.  All of the agreements and covenants of Purchaser to be performed prior to the Closing pursuant to this Agreement shall have been duly performed in all material respects.

(b)                                 Representations and Warranties.  The representations and warranties of Purchaser contained in Article V shall be true and correct at and as of the Closing Date as if made at and as of such time, except for such failures as have not and would not reasonably be expected to, individually or in the aggregate, prevent, materially delay or impair Purchaser’s ability to consummate the transactions contemplated by this Agreement.

(c)                                  Closing Deliverables.  Purchaser shall have delivered or caused to be delivered to Seller the items set forth in Section 3.4(c).

7.4                               Frustration of Closing Conditions.  Neither Purchaser nor Seller may rely on the failure of any condition set forth in this Article VII to be satisfied if such failure was caused by such party’s failure to act in good faith or such party’s breach of this Agreement.

ARTICLE VIII

SURVIVAL; INDEMNIFICATION

8.1                               Survival of Representations and Warranties.  The respective representations and warranties of Seller and Purchaser contained in this Agreement shall survive the Closing until the date that is twelve (12) months from the Closing Date, except that (i) the representations and warranties contained in Section 4.1 (Due Organization, Good Standing and Corporate Power), Section 4.2 (Authorization; Noncontravention), Section 4.14 (Finders; Brokers), Section 5.1 (Corporate Due Organization, Good Standing and Corporate Power of Purchaser), Section 5.2 (Authorization; Noncontravention) and Section 5.6 (Finders; Brokers) shall survive indefinitely and (ii) the representations and warranties contained in Section 4.8 (Tax Matters) and Section 4.12 (Environmental Matters) shall terminate as of the Closing.  Each covenant and other agreement of Purchaser or Seller hereunder shall survive in accordance with its terms, except that (x) the covenants and agreements contained in Section 6.10(c), Section 8.2(d) and Section 8.3(d) shall terminate six (6) years from the end of the taxable year to which the relevant covenant or agreement relates and (y) the covenants and agreements contained in Section 8.2(j) shall terminate six (6) years after the Closing Date.  No Person shall be liable for any claim for indemnification under this Article VIII unless a Claim Certificate (as defined below) is delivered by the Person seeking indemnification to the Person from whom indemnification is sought prior to the expiration of the applicable survival period, in which case the representation, warranty, covenant or agreement which is the subject of such claim shall survive, to the extent of the claims described in such Claim Certificate only, until such claim is resolved, whether or not the amount of the Losses resulting from such breach has been finally determined at the time the notice is given.

8.2                               Indemnification by Seller.  Subject to the other provisions of this Article VIII, from and after the Closing, Seller agrees to and shall indemnify and defend Purchaser and its Representatives, Subsidiaries, direct and indirect parent companies, shareholders, partners, members, managers, officers and directors (the “Purchaser Indemnitees”) and save and hold each of them harmless against any Losses suffered, incurred or paid by them to the extent such Losses are a result of, arise out of or are related to: (a) any failure of any representation or warranty made by Seller in this Agreement (other than any representation or warranty made by Seller in Section 4.8 (Tax Matters) or Section 4.12 (Environmental Matters)) to be true and correct in all respects on and as of the Closing Date as if made on such date (other than those made on a specified date, which shall be true and correct in all respects as of such specified date); (b) any breach of any covenant or agreement by Seller contained in this Agreement; (c) any Excluded Liability (other than Pre-Closing Asbestos Liabilities); (d) any Taxes attributable to the Purchased Assets or the Terminal Operations with respect to any Pre-Closing Period (except to the extent such amount was taken into account in calculating the Closing St. Lucia Working Capital), and any Taxes of the Seller for any taxable period; (e) the performance by or on behalf of Seller of the Port Reading Decommissioning; (f) Known Pre-Closing Environmental Liabilities; (g) Unknown Pre-Closing Environmental Liabilities; (h) Reopener Remedial Action Liabilities; (i) Liabilities arising from the storage, transportation and/or off-site disposal of any Hazardous Materials generated during Remedial Action undertaken by or on behalf of Seller; (j) Pre-Closing Asbestos Liabilities; and (k) any withdrawal liability and/or funding obligation incurred by Purchaser after the Closing with respect to any multiemployer plan to which Seller contributes with respect to the Terminal Operations, in each case solely to the extent such withdrawal liability and/or funding obligations relate to Seller’s, rather than Purchaser’s, contribution history to such multiemployer plan, Seller’s operations with respect to the Terminal Operations prior to the Closing Date and/or the vested unfunded benefits attributable to the service of any employee of Seller prior to the Closing Date.

8.3                               Indemnification by Purchaser.  Subject to the other provisions of this Article VIII, from and after the Closing, Purchaser agrees to and shall indemnify and defend Seller and its Representatives, Subsidiaries, direct and indirect parent companies, shareholders, partners, members, managers, officers and directors (the “Seller Indemnitees”) and save and hold each of them harmless against any Losses suffered, incurred or paid by them to the extent such Losses are a result of, arise out of or are related to: (a) any failure of any representation or warranty made by Purchaser in this Agreement to be true and correct in all respects on and as of the Closing Date as if made on such date (other than those made on a specified date, which shall be true and correct in all respects as of such specified date); (b) any breach of any covenant or agreement by Purchaser contained in this Agreement; (c) any Assumed Liability; and (d) any Taxes attributable to the Purchased Assets or the Terminal Operations (except to the extent such amount was taken into account in calculating the Closing St. Lucia Working Capital) with respect to any Post-Closing Period.

8.4                               Limitation on Indemnification.  (a)   Notwithstanding anything to the contrary contained in this Agreement, neither Purchaser nor Seller shall be liable for any claim for indemnification pursuant to (i) Section 8.2(a) or (ii) Section 8.3(a), as the case may be, unless and until the aggregate amount of Qualifying Losses which may be recovered from Seller or Purchaser, as the case may be, pursuant to such provisions of this Agreement equals or exceeds the Deductible, in which case Seller, on the one hand, or Purchaser, on the other hand, as the case may be, shall be liable only for the aggregate amount of Qualifying Losses in excess of the Deductible; provided, that the Qualifying Loss and Deductible limitations shall not apply to claims for indemnification arising out of breaches of the representations and warranties contained in Section 4.2(a) (excluding the first sentence thereof), Section 4.14, Section 5.2(a) (excluding the first sentence thereof), and Section 5.6.  The maximum aggregate amount of indemnifiable Losses which may be recovered for indemnification pursuant to (x) Section 8.2(a) or (y) Section 8.3(a), as the case may be, shall be an amount equal to $42,500,000; provided, that such limitation on the maximum recovery amount shall not apply to claims for indemnification arising out of breaches of the representations and warranties contained in Section 4.2(a) (excluding the first sentence thereof), Section 4.14, Section 5.2(a) (excluding the first sentence thereof), and Section 5.6.  The maximum aggregate amount of Losses which may be recovered from Seller pursuant to Section 8.2, on the one hand, and Purchaser pursuant to Section 8.3, on the other hand, in each case, shall not exceed an amount equal to the Final Purchase Price.  Without limiting the foregoing, no Indemnified Party shall be entitled to indemnification under this Article VIII with respect to incidental damages, consequential damages, special damages, damages arising out of business interruption or lost profits, damages arising through the application of any multiplier to any Losses or punitive damages; provided, that damages payable to a Third Party by an Indemnified Party shall constitute direct damages notwithstanding the characterization of such damages vis-à-vis the Third Party.

(b)                                 Notwithstanding anything to the contrary contained in this Agreement, (i) Seller shall not be liable for any claim for indemnification pursuant to Section 8.2(g) unless and until the aggregate amount of Losses which may be recovered pursuant to such provision of this Agreement equals or exceeds the Environmental Deductible, in which case Seller shall be liable only for the aggregate amount of such Losses in excess of the Environmental Deductible; (ii) the maximum aggregate amount of indemnifiable Losses which may be recovered for indemnification pursuant to Section 8.2(g) shall be an amount equal to $85,000,000; and (iii) Seller shall not be liable for any claim for indemnification pursuant to Section 8.2(g) that is asserted after the sixth (6th) anniversary of the Closing Date, provided that any claim made with reasonable specificity prior to the sixth (6th) anniversary of the Closing Date shall survive until finally and fully resolved.

8.5                               Losses Net of Insurance, etc.  (a)  The amount of any Loss for which indemnification is provided under Section 8.2 or Section 8.3 shall be net of (i) any amounts recovered by the Indemnified Party (net of any costs of investigation of the underlying claim and of collection) pursuant to any indemnification by or indemnification agreement with any Person (other than this Agreement), (ii) any insurance proceeds (net of any costs of investigation of the underlying claim and of collection) received as an offset against such Loss (each source of recovery referred to in clauses (i) and (ii), a “Collateral Source”) and (iii) an amount equal to the tax benefit to the Indemnified Party and its Subsidiaries or a beneficial owner of the foregoing, if any, attributable to such Loss.  If the amount to be netted hereunder in connection with a Collateral Source from any payment required under Section 8.2 or Section 8.3 is received after payment by the Indemnifying Party of any amount otherwise required to be paid to an Indemnified Party pursuant to this Article VIII, the Indemnified Party shall repay to the Indemnifying Party, promptly after such receipt, any amount that the Indemnifying Party would not have had to pay pursuant to this Article VIII had such receipt occurred at the time of such payment.  Each Indemnified Party shall take commercially reasonable steps to mitigate any Losses as soon as reasonably practicable after such Indemnified Party becomes aware of any event which does, or could reasonably be expected to, give rise to any such Losses (including by pursuing recovery from any Collateral Source).

(b)                                 Notwithstanding anything to the contrary contained herein, the amount of any Loss for which indemnification is provided under Section 8.2(f) for Known Pre-Closing Environmental Liabilities, Section 8.2(g) for Unknown Pre-Closing Environmental Liabilities, or Section 8.2(h) for Reopener Remedial Action Liabilities shall be subject to the following limitations:

(i)                                     With respect to any Remedial Action, whether conducted by Seller or Purchaser, Seller shall only be liable to the extent such Remedial Action is conducted in the Most Cost-Effective Manner.  Regardless of whether Seller or Purchaser conducts any such Remedial Action, Purchaser shall be responsible for any operation and maintenance with respect to any such institutional or engineering controls subsequent to completion of their initial installation, and such post-installation costs shall not be subject to indemnification and/or reimbursement claims against Seller.

(ii)                                  Seller shall not be responsible for Losses to the extent they are caused, triggered, increased or have their timing accelerated by (u) any act or omission of, or any delay caused by, Purchaser or any of its Affiliates or Representatives, (v) any changes in Environmental Law coming into effect after the Closing, (w) any change in use classification of any Terminal (as industrial, commercial or residential) after the Closing, (x) a disclosure made as a result of a voluntary audit, inspection, analysis, sampling or the like after the Closing by or on behalf of Purchaser or any of its Affiliates or Representatives of any information concerning any environmental matters, (y) any decommissioning, closure or shutdown of a facility or a unit, including a waste management unit, in each case undertaken by Purchaser or any of its Affiliates or Representatives or (z) any sampling and analysis of any environmental media conducted after the Closing by or on behalf of Purchaser or any of its Affiliates or Representatives, unless such sampling and analysis is (1) required by Environmental Law or by a Governmental Entity, (2) required to be conducted in response to a Third-Party Claim alleging that Hazardous Materials have migrated offsite from a Terminal, (3) independently required by a lender as a condition to providing financing to Purchaser or any of its Affiliates as part of the lender’s normal business practices, or (4) undertaken in the ordinary course of business of Purchaser, such as construction, remodelling or demolition work at a Terminal, including any geophysical studies undertaken in connection with such work (it being understood that Seller shall only be responsible for Losses associated with long-term remediation of any undisturbed, newly discovered Hazardous Materials, while Purchaser shall be responsible for Losses associated with the handling, disposal, or processing of any Hazardous Materials that are disturbed in connection with such construction, remodelling or demolition) or (5) conducted as a result of and reasonably necessary to respond to a Release that occurs after the Closing Date.

(iii)                               Except with respect to Reopener Remedial Action Liabilities, Seller’s indemnity obligations with respect to any particular Known Pre-Closing Environmental Liability or any Unknown Pre-Closing Environmental Liability shall be deemed satisfied, completed and fully discharged upon the relevant Remediation Completion Date.  For the avoidance of doubt, upon the Remediation Completion Date and except for Reopener Remedial Action Liabilities, Purchaser shall assume responsibility for all ongoing obligations with respect to such matter, including operation and maintenance of any institutional and engineering controls, long-term groundwater monitoring and reporting, obtaining and maintaining all Permits required under Environmental Laws, and establishing and maintaining any financial assurances.

8.6                               Indemnification Procedure.  (a) Promptly after any Person entitled to indemnification pursuant to Section 8.2 or Section 8.3, including any claim by a Person described in Section 8.7 (an “Indemnified Party”) becomes aware of the existence or assertion of any claim (including a Third Party Claim) or has incurred losses which might give rise to indemnification hereunder, the Indemnified Party shall deliver to the party from which indemnification is sought (the “Indemnifying Party”) a certificate (a “Claim Certificate”), which Claim Certificate shall:

(i)                                     state that the Indemnified Party has become aware of a claim or has paid or incurred Losses for which such Indemnified Party is entitled to indemnification pursuant to this Agreement; and

(ii)                                  specify, to the extent applicable, (and have annexed thereto all supporting documentation, including any correspondence in connection with any Third-Party Claim and paid invoices, if any, for claimed Losses) each individual item of Loss included in the amount, if any, so stated, the date such item was paid or incurred and the nature of the misrepresentation, breach of warranty, breach of covenant or claim to which each such item or the Claim Certificate is related and the computation, if determinable, of the amount to which such Indemnified Party claims to be entitled hereunder.

(b)                                 Following the incurrence of any quantifiable Losses in respect of any claim, the Indemnified Party shall notify the Indemnifying Party in a subsequent Claim Certificate of the amount of any such Losses and shall include supporting documentation for each item included therein.

(c)                                  The Indemnified Party making the claim shall not be required to admit or deny the validity of the facts or circumstances out of which such Losses arose.

(d)                                 If the Indemnifying Party shall object to the indemnification of an Indemnified Party in respect of any claim or any Losses specified in any Claim Certificate, the Indemnifying Party shall, within thirty (30) days after receipt by the Indemnifying Party of such Claim Certificate, deliver to the Indemnified Party a notice to such effect, specifying in reasonable detail the basis for such objection, and the Indemnifying Party and the Indemnified Party shall, within the sixty (60) day period beginning on the date of receipt by the Indemnified Party of such objection, attempt in good faith to agree upon the rights of the respective parties with respect to the claim or each of such Losses to which the Indemnifying Party shall have so objected.  If the Indemnified Party and the Indemnifying Party shall succeed in reaching agreement on their respective rights with respect to the claim or any of such Losses, the Indemnified Party and the Indemnifying Party shall promptly prepare and sign a memorandum setting forth such agreement.  Should the Indemnified Party and the Indemnifying Party be unable to agree as to indemnification for any claim or any particular item or items or amount or amounts within such time period, then the Indemnified Party shall be permitted to submit such dispute to the courts set forth in Section 10.8.

(e)                                  Claims specified in any Claim Certificate to which an Indemnifying Party shall not object in writing within thirty (30) days of receipt of such Claim Certificate, claims covered by a memorandum of agreement of the nature described in Section 8.6(c), and claims the validity and amount of which have been the subject of judicial determination or shall have been settled with the consent of the Indemnified Party, as described in Section 8.7(d), are hereinafter referred to, collectively, as “Agreed Claims”.  Within ten (10) Business Days of the determination of the amount of any Agreed Claim, the Indemnifying Party shall pay to the Indemnified Party an amount equal to the Agreed Claim by wire transfer in immediately available funds to the bank account or accounts designated by the Indemnified Party in a notice to the Indemnifying Party not less than two (2) Business Days prior to such payment.

8.7                               Third-Party Claims.  (a) If a claim by a Third Party (a “Third-Party Claim”) is made against any Indemnified Party, and if such party intends to seek indemnity with respect thereto under this Section 8.7, such Indemnified Party shall promptly notify the Indemnifying Party of such Third-Party Claim by delivery of a Claim Certificate; provided, that the failure to so notify shall not relieve the Indemnifying Party of its obligations hereunder, except to the extent that the Claim Certificate is not delivered to the Indemnifying Party within the relevant survival period set forth in Section 8.1 or the Indemnifying Party is actually and materially prejudiced thereby.  The Indemnifying Party shall have thirty (30) days after receipt of such notice to assume the conduct and control, at the expense of the Indemnifying Party, through counsel of its choosing, of the settlement or defense of such Third-Party Claim and the Indemnified Party shall cooperate with it in connection therewith; provided, that the Indemnifying Party shall not be entitled to assume the control of such defense and shall pay the fees and expenses of counsel retained by the Indemnified Party if such Third Party Claim would reasonably be expected to give rise to Losses which are more than twice the amount indemnifiable by such Indemnified Party.   Notwithstanding any other provision of this Agreement, (i) Seller shall have the right to control any Third-Party Claim which relates solely to Taxes (x) attributable to the Purchased Assets or the Terminal Operations with respect to any Pre-Closing Period or (y) imposed on Seller and (ii) Purchaser shall not consent to any settlement or compromise of any Third-Party Claim that (x) adversely affects or may adversely affect the Tax Liability of Seller or any of its Affiliates for any Pre-Closing Period or (y) would require payment by Seller of any amount under Section 8.2, in each case without the written consent of Seller.

(b)                              Any Indemnified Party shall have the right to employ separate counsel in the defense of such Third-Party Claim, but the fees and expenses of such counsel shall not be at the expense of the Indemnifying Party unless (i) the Indemnifying Party is not entitled to assume the defense of such Third Party Claim in accordance with Section 8.7(a) or the Indemnifying Party shall have failed to assume the defense of such Third-Party Claim as set forth in Section 8.7(c), (ii) the employment of such counsel has been specifically authorized in writing by the Indemnifying Party or (iii) the named parties to any such action (including any impleaded parties) include both such Indemnified Party and the Indemnifying Party and such Indemnified Party shall have been advised in writing by such counsel that there is a conflict of interest between the Indemnified Party and the Indemnifying Party.  The Indemnified Party shall not pay or settle any such Third-Party Claim.  Notwithstanding the foregoing, the Indemnified Party shall have the right to pay or settle any such Third-Party Claim only as to itself; provided, that in such event it shall waive any right to indemnity therefor by the Indemnifying Party for such Third-Party Claim unless the Indemnifying Party shall have consented to such payment or settlement.

(c)                                  If the Indemnifying Party does not notify the Indemnified Party within thirty (30) days after the receipt of the Indemnified Party’s Claim Certificate seeking indemnification with respect to a Third-Party Claim that it elects to undertake the defense thereof, the Indemnified Party shall have the right to contest, settle or compromise the Third-Party Claim but shall not thereby waive any right to indemnity therefor pursuant to this Agreement.

(d)                                 The Indemnifying Party shall not, except with the consent of the Indemnified Party, enter into any settlement that is not entirely indemnifiable by the Indemnifying Party pursuant to this Article VIII and does not include as an unconditional term thereof the giving by the Person or Persons asserting such Third-Party Claim to all Indemnified Parties of an unconditional release from all Liability with respect to such Third-Party Claim or consent to entry of any judgment.

(e)                                  The Indemnified Party shall cooperate with the Indemnifying Party and its counsel in all reasonable respects in connection with the defense of any Third-Party Claim, including making available records relating to such Third-Party Claim and furnishing, without expense to the Indemnifying Party and/or its counsel, such employees of the Indemnified Party as may be reasonably necessary for the preparation of the defense of any such Third-Party Claim or for testimony as witnesses in any proceeding relating to such Third-Party Claim.

8.8                               Sole Remedy/Waiver.  (a) The parties hereto acknowledge and agree that, if the Closing occurs, except in the case of actual fraud, the remedies provided for in this Article VIII shall be the sole and exclusive remedies for any breach of this Agreement or any claims relating to this Agreement, other documents, certificates or agreements delivered in connection with this Agreement, the Terminal Operations, the Assumed Liabilities, the Purchased Assets, and the Excluded Liabilities (including with respect to Pre-Closing Asbestos Liabilities).

(b)                                                   Purchaser acknowledges that its sole and exclusive remedy against Seller or any Affiliate of Seller for any Losses relating to any Environmental Laws, Permits required under Environmental Laws or Hazardous Materials, or any environmental, health or safety matter, including natural resources (“Environmental Losses”), is under Section 8.2 of this Agreement.  In furtherance of the foregoing, from and after the Closing, except for any Losses for which Seller is obligated to indemnify the Purchaser Indemnitees pursuant to Section 8.2, (i) Purchaser hereby releases, on its own behalf and on behalf of its Affiliates, predecessors, successors and assigns, officers, directors, employees, agents and partners, to the fullest extent permitted under applicable Law, each Seller Indemnitee from (x) any Environmental Losses incurred by the Purchaser Indemnitees and (y) any other environmental, health or safety matter, including natural resources, related in any way to the Terminal Operations or this Agreement or its subject matter, (ii) Purchaser hereby waives, on its own behalf and on behalf of its Affiliates, predecessors, successors and assigns, officers, directors, employees, agents and partners, to the fullest extent permitted under applicable Law, any claim or remedy against the Seller Indemnitees now or hereafter available under any applicable Environmental Law, including CERCLA or similar international, foreign, federal, regional or state Law, whether or not in existence on the date hereof and (iii) Purchaser shall fully indemnify and hold harmless the Seller Indemnitees from and against any Environmental Losses incurred by the Seller Indemnitees and any other environmental, health or safety matter, including natural resources, in each case related in any way to the Terminal Operations or this Agreement or its subject matter.  In furtherance of the foregoing, the parties agree that, upon Closing, an environmental release in the form attached hereto as Exhibit M (the “Environmental Release”) shall become effective and shall be recorded immediately following recordation of the deeds with respect to the transfer of each parcel of Owned Real Property.  The obligations of Purchaser under this Section 8.8(b) shall be binding upon the successors and assigns of Purchaser.  If Purchaser or any of its successors or assigns (i) consolidates with or merges into any other Person or (ii) transfers all or any portion of the Purchased Assets to any other Person (whether by asset sale, stock sale or otherwise), proper provision shall be made so that the successors and assigns of Purchaser honor the obligations set forth in this Section 8.8(b).

8.9                               Treatment of Indemnification Payments.  Any payment made pursuant to the indemnification obligations arising under this Agreement shall be treated as an adjustment to the Final Purchase Price for Tax purposes.

8.10                        Release.  Effective as of the Closing Date, Purchaser, on behalf of itself and its equityholders, Subsidiaries, Affiliates, Representatives, direct and indirect parent companies, managers, officers and directors, and each of their respective successors and assigns (each a “Releasor”), hereby releases, acquits and forever discharges, to the fullest extent permitted by Law, Seller and its past, present and future equityholders, Subsidiaries, Affiliates, Representatives, direct and indirect parent companies, managers, officers and directors (each, a “Releasee”) of, from and against any and all actions, causes of action, claims, demands, damages, judgments, Liabilities, debts, dues and suits of every kind, nature and description whatsoever, arising out of Seller’s and its Subsidiaries’ ownership and operation of the Terminal Operations, which such Releasor ever had, now has or may have on or by reason of any matter, cause or thing whatsoever on or prior to the Closing Date.  Each Releasor agrees not to, and agrees to cause its respective equityholders, Subsidiaries, Affiliates and Representatives, and each of their respective successors and assigns, not to, assert any claim against the Releasees.  Notwithstanding the foregoing, no Releasor releases its rights, interests and claims under this Agreement or the Confidentiality Agreement.

ARTICLE IX

TERMINATION

9.1                               Termination Events.  This Agreement may be terminated and the Purchase may be abandoned, at any time prior to the Closing:

(a)                                 by mutual written consent of Seller and Purchaser;

(b)                                 by either Seller or Purchaser, if:

(i)                                     any court or other Governmental Entity shall have issued, enacted, entered, promulgated or enforced any Law or Order (that is final and non-appealable and that has not been vacated, withdrawn or overturned) restraining, enjoining or otherwise prohibiting the transactions contemplated by this Agreement; provided, that the party seeking to terminate pursuant to this Section 9.1(b)(i) shall have complied with its obligations, if any, under Section 6.3; or

(ii)                                  the Closing Date shall not have occurred on or prior to the date that is nine (9) months from the date of this Agreement (such date, as the same may be extended pursuant to this Section 9.1(b)(ii), the “End Date”); provided, that, if, as of the date that is nine (9) months from the date of this Agreement, all conditions to the obligations of Seller and Purchaser to consummate the Purchase have been satisfied or waived (other than those that are to be satisfied at the Closing or a specified period of time in advance of the Closing, but subject to such conditions being capable of being satisfied or having been waived) other than Section 7.1(b), then upon written notice of either party to the other within five (5) Business Days of the date that is nine (9) months from the date of this Agreement, the End Date shall be extended to the date that is fifteen (15) months from the date of this Agreement; provided, further, that if either party delivers such notice, all conditions to the consummation of the Purchase contained in Section 7.2 that were satisfied as of the date of such notice shall continue to be deemed to be satisfied notwithstanding any fact, situation, circumstance, status, condition, activity, practice, plan, occurrence, event, incident, action, failure to act, or transaction that would otherwise cause such conditions not to be satisfied, other than a failure of the condition set forth in Section 7.2(a) resulting from any actual, knowing, and intentional breach of any covenant in this Agreement; provided, further, that neither party may terminate this Agreement pursuant to this Section 9.1(b)(ii) if such party is in material breach of this Agreement;

(c)                                  by Seller, if:  (i) any of the representations and warranties of Purchaser contained in Article V shall fail to be true and correct or (ii) there shall be a breach by Purchaser of any covenant or agreement of Purchaser in this Agreement that, in either case, (x) would result in the failure of a condition set forth in Section 7.3(a) or Section 7.3(b) and (y) which is not curable or, if curable, is not cured upon the occurrence of the earlier of (1) the thirtieth (30th) day after written notice thereof is given by Seller to Purchaser and (2) the day that is five (5) Business Days prior to the End Date; provided, that Seller may not terminate this Agreement pursuant to this Section 9.1(c) if Seller is in material breach of this Agreement; or

(d)                                 by Purchaser, if:  (i) any of the representations and warranties of Seller contained in Article IV shall fail to be true and correct or (ii) there shall be a breach by Seller of any covenant or agreement of Seller in this Agreement that, in either case, (x) would result in the failure of a condition set forth in Section 7.2(a) or Section 7.2(b) and (y) which is not curable or, if curable, is not cured upon the occurrence of the earlier of (1) the thirtieth (30th) day after written notice thereof is given by Purchaser to Seller and (2) the day that is five (5) Business Days prior to the End Date; provided, that Purchaser may not terminate this Agreement pursuant to this Section 9.1(d) if Purchaser is in material breach of this Agreement.

9.2                               Effect of Termination.  In the event of the termination of this Agreement pursuant to Section 9.1 by Purchaser, on the one hand, or Seller, on the other hand, written notice thereof shall forthwith be given to the other party specifying the provision hereof pursuant to which such termination is made, and this Agreement shall be terminated and become void and have no effect and there shall be no Liability hereunder on the part of Seller or Purchaser, except that this Article IX (Termination) and Article X (Miscellaneous) shall survive any termination of this Agreement.  Nothing in this Section 9.2 shall relieve or release any party to this Agreement of any Liability or damages (which the parties acknowledge and agree shall not be limited to reimbursement of expenses or out-of-pocket costs, and may include to the extent proven the benefit of the bargain lost (taking into consideration relevant matters, including other combination opportunities and the time value of money) arising out of such party’s material breach of any provision of this Agreement.

ARTICLE X

MISCELLANEOUS

10.1                        Expenses.  Except as otherwise provided in this Agreement, whether or not the Closing occurs, all costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby will be paid by the party incurring such costs and expenses; provided, that all premiums relating to any title insurance policies and the cost of any real estate surveys and title searches, in each case, procured by Purchaser, shall be borne solely by Purchaser.

10.2                        Extension; Waiver.  Subject to the express limitations herein, the parties hereto may (a) extend the time for the performance of any of the obligations or other acts of the other party hereto, (b) waive any inaccuracies in the representations and warranties contained herein by the other party or in any document, certificate or writing delivered pursuant hereto by such other party or (c) waive compliance with any of the agreements or conditions contained herein.  Any agreement on the part of any party to any such extension or waiver shall be valid only if set forth in an instrument in writing signed by or on behalf of such party.  No failure or delay on the part of any party hereto in the exercise of any right hereunder shall impair such right or be construed as a waiver of, or acquiescence in, any breach of any representation, warranty, covenant or agreement herein, nor shall any single or partial exercise of any such right preclude other or further exercise thereof or of any other right.

10.3                        Notices.  Except as otherwise provided herein, all notices, requests, claims, demands, waivers and other communications hereunder shall be in writing and shall be delivered by hand or overnight courier service, mailed by certified or registered mail or sent by telecopier, facsimile or email transmission (in the case of telecopier, facsimile or email transmission, with copies by overnight courier service or registered mail) to the respective parties as follows (or, in each case, as otherwise notified by any of the parties hereto) and shall be effective and deemed to have been given (i) immediately when sent by telecopier, facsimile or email between 9:00 A.M. and 6:00 P.M. (New York City time) on any Business Day (and when sent outside of such hours, at 9:00 A.M. (New York City time) on the next Business Day) and (ii) when received if delivered by hand or overnight courier service or certified or registered mail on any Business Day:

(a)                                 If to Seller, to:

c/o Hess Corporation
1185 Avenue of the Americas, Floor 40
New York, New York 10024

Attention:    Timothy B. Goodell, Senior Vice President and General Counsel

Fax:                            (212) 536-8241

email:                   tgoodell@hess.com

with a copy (which shall not constitute notice or service of process) to:

White & Case LLP
1155 Avenue of the Americas
New York, New York  10036
Attention: John M. Reiss

Gregory Pryor

Fax:                            (212) 354-8113

email:                   jreiss@whitecase.com

gpryor@whitecase.com;

(b)                                 if to Purchaser, to:

c/o Buckeye Partners, L.P.

1 Greenway Plaza

Suite 600

Houston, TX 77046

Attention: Vice President, Corporate Development and Strategic Planning

Fax: 832-325-1630

email:  cpine@buckeye.com;

with a copy (which shall not constitute notice or service of process) to:

Buckeye Partners, L.P.
Five TEK Park

9999 Hamilton Boulevard

Breinigsville, PA 18013

Attention: General Counsel

Fax: 610-904-4006

email:  trusso@buckeye.com

and

Morgan, Lewis & Bockius LLP

1701 Market Street

Philadelphia, PA 19103

Attention: Benjamin R. Wills

Fax: 215.963.5001

email:  bwills@morganlewis.com.

Notices sent by multiple means, each of which is in compliance with the provisions of this Agreement will be deemed to have been received at the earliest time provided for by this Agreement.

10.4                        Entire Agreement.  This Agreement, together with the Exhibits hereto, the Seller Disclosure Letter and the Purchaser Disclosure Letter, contains the entire understanding of the parties hereto with respect to the subject matter contained herein and supersedes all prior agreements and understandings, oral and written, with respect thereto, other than the Confidentiality Agreement.

10.5                        Binding Effect; Benefit; Assignment.  This Agreement shall inure to the benefit of and be binding upon the parties hereto and their respective successors.  Except with respect to Article VIII, which shall inure to the benefit of each Purchaser Indemnitee, Seller Indemnitee and Releasee, all of whom are intended as express third-party beneficiaries thereof, no other Person not party to this Agreement shall be entitled to the benefits of this Agreement. Subject to Section 2.5, neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto without the prior written consent of the other party.

10.6                        Amendment and Modification.  This Agreement may not be amended except by a written instrument executed by all parties to this Agreement.

10.7                        Counterparts.  This Agreement may be executed in several counterparts, each of which shall be deemed to be an original, and all of which together shall be deemed to be one and the same instrument.  Signed counterparts of this Agreement may be delivered by facsimile and by scanned .pdf image.

10.8                        Applicable Law.  THIS AGREEMENT AND THE LEGAL RELATIONS BETWEEN THE PARTIES HERETO SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK, WITHOUT REGARD TO THE CONFLICT OF LAWS RULES THEREOF.  THE STATE OR FEDERAL COURTS LOCATED WITHIN NEW YORK COUNTY IN THE STATE OF NEW YORK SHALL HAVE EXCLUSIVE JURISDICTION OVER ANY AND ALL DISPUTES BETWEEN THE

PARTIES HERETO, WHETHER IN LAW OR EQUITY, ARISING OUT OF OR RELATING TO THIS AGREEMENT AND THE AGREEMENTS, INSTRUMENTS AND DOCUMENTS CONTEMPLATED HEREBY AND THE PARTIES CONSENT TO AND AGREE TO SUBMIT TO THE EXCLUSIVE JURISDICTION OF SUCH COURTS.  EACH OF THE PARTIES HERETO HEREBY WAIVES AND AGREES NOT TO ASSERT IN ANY SUCH DISPUTE, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY CLAIM THAT (A) SUCH PARTY IS NOT PERSONALLY SUBJECT TO THE JURISDICTION OF SUCH COURTS, (B) SUCH PARTY AND SUCH PARTY’S PROPERTY IS IMMUNE FROM ANY LEGAL PROCESS ISSUED BY SUCH COURTS OR (C) ANY LITIGATION OR OTHER PROCEEDING COMMENCED IN SUCH COURTS IS BROUGHT IN AN INCONVENIENT FORUM.

THE PARTIES HEREBY AGREE THAT MAILING OF PROCESS OR OTHER PAPERS IN CONNECTION WITH ANY SUCH ACTION OR PROCEEDING IN THE MANNER PROVIDED IN SECTION 10.3, OR IN SUCH OTHER MANNER AS MAY BE PERMITTED BY LAW, SHALL BE VALID AND SUFFICIENT SERVICE THEREOF AND HEREBY WAIVE ANY OBJECTIONS TO SERVICE ACCOMPLISHED IN THE MANNER HEREIN PROVIDED.

10.9                        Severability.  If any term, provision, agreement, covenant or restriction of this Agreement is held by a court of competent jurisdiction or other authority to be invalid, void or unenforceable, the remainder of the terms, provisions, agreements, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated so long as the economic and legal substance of the transactions contemplated hereby are not affected in any manner adverse to any party hereto.  Upon such a determination, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties hereto as closely as possible in a reasonably acceptable manner in order that the transactions contemplated hereby may be consummated as originally contemplated to the fullest extent possible.

10.10                 Specific Enforcement; Limitation on Damages.  The parties agree that irreparable damage would occur if any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached or threatened to be breached and that an award of money damages would be inadequate in such event.  Accordingly, it is acknowledged that the parties shall be entitled to equitable relief, without proof of actual damages, including an Order for specific performance to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement, in addition to any other remedy to which they are entitled at law or in equity as a remedy for any such breach or threatened breach.  Each party further agrees that neither the other party nor any other Person shall be required to obtain, furnish or post any bond or similar instrument in connection with or as a condition to obtaining any remedy referred to in this Section 10.10, and each party hereto irrevocably waives any right it may have to require the obtaining, furnishing or posting of any such bond or similar instrument.  Each party further agrees that the only permitted objection that it may raise in response to any action for equitable relief is that it contests the existence of a breach or threatened breach of this Agreement.

10.11                 Florida Law Disclosures.

(a)                                 Radon.  Radon is a naturally occurring radioactive gas that, when it has accumulated in a building in sufficient quantities, may present health risks to persons who are exposed to it over time.  Levels of radon that exceed federal and state guidelines have been found in buildings in Florida.  Additional information regarding radon and radon testing may be obtained from your county public health unit.

(b)                                 Energy-Efficiency Rating Information.  Purchaser hereby acknowledges receipt of the information brochure required by Section 553.996, Florida Statutes.

(c)                                  Coastal Construction Control Line.  If all or part of any transferred real property is located seaward of the Coastal Construction Control Line  as defined in Section 161.053, Florida Statutes (the “CCCL”), Florida Law requires the seller thereof to provide the buyer thereof with an affidavit, or a survey meeting the requirements of Chapter 472 of the Florida Statutes, delineating the location of the CCCL on the subject real property at or prior to the closing of the transfer of such real property, unless the purchaser thereof waives such requirement in writing.  In the event that the foregoing sentence is applicable to the transfer and sale of any real property transferred hereunder, Purchaser hereby waives the right to receive a CCCL affidavit or survey.

10.12                 Waiver of Jury Trial.  EACH OF THE PARTIES TO THIS AGREEMENT HEREBY IRREVOCABLY WAIVES, AND SHALL CAUSE ITS SUBSIDIARIES AND AFFILIATES TO WAIVE, ALL RIGHT TO A TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

10.13                 Rules of Construction.  The parties hereto agree that they have been represented by counsel during the negotiation and execution of this Agreement and have participated jointly in the drafting of this Agreement and, therefore, waive the application of any Law, holding or rule of construction providing that ambiguities in an agreement or other document will be construed against the party drafting such agreement or document.

10.14                 Headings.  The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

[Remainder of Page Intentionally Left Blank]

IN WITNESS WHEREOF, Purchaser and Seller have caused this Agreement to be duly executed by their respective officers thereunto duly authorized, all as of the date first above written.

BUCKEYE PARTNERS, L.P.

By:	Buckeye GP LLC, its general partner

By:	/s/ Clark C. Smith
Name: Clark C. Smith
Title: President and Chief Executive Officer

HESS CORPORATION

By:	/s/ John B. Hess
Name: John B. Hess
Title: Chief Executive Officer